UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934
Amendment No. 3

NOBILIS HEALTH CORP.
(Exact Name of Registrant as specified in its Charter)

British Columbia, Canada	98-1188172
(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or Organization)

4120 Southwest Freeway, Suite 150, Houston, Texas 77027
Tel: (713) 355-8614
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Copies of communications to:

William L. Macdonald
Macdonald Tuskey
Suite 400, 570 Granville Street, Vancouver, B.C., V6C 3P1, Canada
Telephone: (604) 689-1022, Facsimile: (604) 681-4760

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which
To Be so Registered	Each Class is to be Registered
Common stock, no par value	NYSE MKT LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]

In this registration statement, unless otherwise stated, all dollar amounts are expressed in United States dollars as "$" and "C$" refers to Canadian dollars. The financial statements and summaries of financial information contained in this registration statement are also reported in United States dollars unless otherwise stated. All such financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP"), unless expressly stated otherwise.

As used in this registration statement, the terms "we", "us", "our", "our Company" and "the Company" refer to Nobilis Health Corp. and our subsidiaries, unless otherwise stated. References to "Nobilis" refer to Nobilis Health Corp. excluding its subsidiaries.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "potential", or "continue", the negative thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Many factors could cause our actual results, performance, or achievements to be materially different from any future anticipated results, performance, or achievements that may be expressed or implied by such forward-looking information, including, without limitation, general economic conditions, general business risks inherent in the ambulatory surgical center industry, including changing surgeon and patient preferences, numerous federal, state and local laws, competition from other healthcare providers, payor mix and our dependence on payment from third-party payors, including private insurers, managed care organizations and government healthcare programs, our financial and operating attributes, and the successful attainment of goals related to any proposed new business plan and future growth opportunities.

There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this registration statement speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

SUPPLEMENTAL DISCLOSURE

This Registration Statement also contains references to net collected revenues and net patient service revenues. Net collected revenues represents actual payments received from third-party payors and patients, less refunds, and is not a recognized earnings measure under and does not have a standardized meaning prescribed by US GAAP. Net patient service revenues represents the estimated net realizable amount from patients, third-party payors and others for services rendered.

Item 1.               BUSINESS

Overview

Nobilis Health Corp. was incorporated on March 16, 2007 under the name "Northstar Healthcare Inc." pursuant to the provisions of the British Columbia Business Corporations Act ("BCBCA"). On December 5, 2014, Northstar Healthcare Inc. changed its name to Nobilis Health Corp. Our registered office is located at Suite 400, 570 Granville Street, Vancouver, British Columbia V6C 3P1 and our corporate office is located at 4120 Southwest Freeway, Suite 150, Houston, Texas 77027. Our common shares are and have been publicly traded on the Toronto Stock Exchange under the symbol "NHC" since May 2007.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, referred to as the "JOBS Act").

Inter-corporate Relationships

The following chart illustrates our corporate structure as at January 1, 2015.

Nobilis Company Structure

PUBLIC INVESTORS
100% Common Shares
Nobilis Health Corp. (NHC)
(British Columbia)
100% Common Shares
Northstar Healthcare Holdings, Inc. (HoldCo)
US Entity
100% Preferred Units
100% Common Units
Northstar Healthcare Acquisitions, LLC (NHA)
US Entity
Northstar Healthcare Northwest Houston Management, LLC
US Entity
Willowbrook Imaging, LLC
DBA Northstar Imaging, LLC - Willowbrook
US Entity
GRP Medical Diagnostics, LLC
US Entity
Spring Northwest Operating, LLC
US Entity
KRPA Holdings, LLC
US Entity
Spring Northwest Management, LLC
US Entity
Spring Creek Urgent Care, LLC
DBA Northstar Urgent Care, LLC - Spring
US Entity
Spring Creek Imaging, LLC
DBA Northstar Imaging, LLC - Spring
US Entity
Northstar Healthcare Management Company LLC
US Entity - Management Company
First Nobilis, LLC
US Entity
First Nobilis Hospital, LLC
US Entity
First Nobilis Surgery Center, LLC
US Entity
Northstar Healthcare Surgery Center - Houston, LLC
US Entity
Northstar Healthcare Surgery Center - Scottsdale, LLC
US Entity
Northstar Healthcare Dallas Management, LLC
US Entity
NHC ASC - Dallas, LLC
US Entity
Microsurgery Institute, LLC
dba NorthstarHealthcare Surgery Center - Dallas
US Entity
Northstar Healthcare Subco, LLC
(Subco)
US Entity
Houston Microsurgery Institute, LLC
US Entity
Northstar Healthcare Limited Partner, LLC (LP)
US Entity
Northstar Healthcare General Partner, LLC (GP)
US Entity
Palladium for Surgery Houston, Ltd.
US Entity
Medical Ambulatory Suites, L.P.
dba Kirby Surgical Center
US Entity
Palladium for Surgery - Dallas, Ltd.
US Entity
Athas Health, LLC
US Entity*
Athas Administrative, LLC
US Entity
Athas Holdings, LLC
US Entity
Elite Orthopedic & Spine Surgery Center, LLC
US Entity
Elite Hospital Management, LLC
US Entity
Elite Sinus, Spine & Ortho, LLC
US Entity
* Athas owns other non material interests
in other subsidiaries not listed.

We own and manage eleven healthcare facilities (the “Nobilis Facilities”) in Texas and Arizona; two MRI centers, an urgent care center, one hospital and seven ambulatory surgery centers, referred to as the "Nobilis ASCs" of which four are located in Houston, Texas, two in Dallas, Texas and one in Scottsdale, Arizona.

First Nobilis Hospital is a 19 bed acute-care hospital, with four operating rooms and one procedure room. We have an investment in the Oak Bend Medical Center.

The Nobilis ASCs are licensed ambulatory surgery centers that provide scheduled surgical procedures in a limited number of clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both physicians and patients.

The Nobilis ASCs consist of the NHSC-H ASC, the MSID ASC, the NHSC-S ASC, the Kirby ASC, and the First Nobilis Surgery Center. We have investments in two other ASCs, the Elite Orthopedic Spine & Surgery Center and the Elite Sinus Spine and Ortho.

Together as of September 30, 2014, the First Nobilis Hospital and the Nobilis ASCs have 22 surgical suites, 6 procedure or treatment rooms typically used by pain management specialists or for colonoscopies, 39 pre-operation beds, 36 post-operation or recovery beds, 27 overnight beds, and 476 physicians with medical staff privileges (198 of whom performed surgeries in 2013).

The Nobilis ASCs do not offer the full range of services typically found in traditional hospitals, but instead focus on certain clinical specialties, including orthopedic surgery, podiatric surgery, ENT, pain management, gastro- intestinal, gynecology, and general surgery. First Nobilis Hospital focuses on these same specialties with the ability to take on more complex instances.

General Development of the Business

The following presents a summary of the general development of our business over the past five years. For a complete chart of the subsidiaries and entities referred to in this section, please refer to the diagram above which illustrates the various inter-corporate relationships in greater detail.

Pre-2010 Developments

At the time of completion of our company's initial public offering in 2007, we acquired a 70% controlling partnership interest in the The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership" or "PFSH") and a 60% partnership interest in the Medical Ambulatory Surgical Suites, L.P. (the "Kirby Partnership"). PFSH and the Kirby Partnership operated two ASCs, located in Houston, Texas.

In February 2009, Dr. Donald Kramer, our current director who was then Chief Executive Officer and also a director of our company, tendered his resignation from both positions.

2010 Developments

On September 30, 2010, we completed a private placement of common shares which resulted in a change of control. Pursuant to this private placement, we issued 14,583,417 shares of our common stock to Canada Healthcare Acquisitions, Inc. ("CHA") for C$5 million and 4,195,029 shares of our common stock to Healthcare Ventures, Ltd. ("Ventures") in exchange for all of its Class B Units in Northstar Healthcare Subco, LLC ("Northstar Subco") and Northstar Healthcare Acquisitions, LLC ("Northstar Acquisitions"), along with the forgiveness of the related liabilities. Both CHA and Ventures were at the time indirectly controlled by Donald Kramer, M.D. In conjunction with the closing of the private placement, our company's then board of directors resigned and was replaced with a new board of directors. The newly appointed board named Dr. Kramer as Chairman. On October 27, 2010, the Company's board announced that Dr. Kramer and Ms. Donna Alexander rejoined our senior management team in their previous capacities as Chief Executive Officer and Chief Operating Officer, respectively. The appointments took effect immediately.

On November 1, 2010, we formed a joint venture with certain physician partners, known as The Houston Microsurgery Institute, LLC ("MSIH"). As of November 1, 2010, the PFSH Partnership ceased performing cases and entered into a lease agreement with MSIH pursuant to which MSIH utilized the PFSH Partnership’s facility and equipment in exchange for 25% interest in the equity of MSIH.

2011 Developments

In January 2011, the company acquired Palladium for Surgery – Dallas ("PFSD") for $2.2 million. PFSD owns and leases its ASC and medical equipment to the Microsurgery Institute of Dallas, LLC ("MSID") in exchange for a 25% ownership interest in MSID.

In January 2011, we also purchased 18% of the 27.5% non-controlling interest in the PFSH Partnership from Dr. Donald Kramer for $0.3 million, thereby increasing our interest in the PFSH Partnership to 90.5% . In August, 2011, we purchased additional non-controlling interests from two limited partners and as a result of these transactions, our interest in MSIH increased to 22.9% from 18.1% . In February 2011, we formed Gulf Coast Toxicology, LLC ("GCT") in partnership with Pioneer Laboratories, LLC. We have a 20% ownership interest in GCT, a Dallas-based drug screening laboratory. The laboratory screens and quantifies narcotics and other drugs in urine samples. GCT has partnered with a number of physicians in Houston who will supply the urine samples to be tested in the GCT’s laboratory. GCT commenced operations in early May 2011.

In November, 2011, two limited partners in the Kirby Partnership forfeited their ownership interests due to violations of the partnership agreement. The ownership percentages were distributed to the remaining partners, effectively increasing our interest in the Kirby Partnership to 65.5% from 60%.

2012 Developments

In February 2012, we acquired additional ownership interests from all of the physician limited partners at MSIH, effectively increasing our ownership interest to 90.6% . In March 2012, we sold 18.4% of our ownership interest in the Kirby Partnership to existing physician limited partners, thereby decreasing our ownership interest to 47.1% .

In August 2012, we purchased ownership interests from all of the physician limited partners at MSID, increasing our ownership interest to 100%. We then facilitated the closing of a private placement offering equity at MSID to a physician group. The net result of these transactions was decrease of our equity ownership in MSID from 100% to 50%. In conjunction with this transaction, Nobilis ASC Management, LLC ("NASC") was created to provide management services to the re-syndicated partnership. Our ownership interest in NASC is 50%.

In November 2012, we sold 6.9% of our ownership interest in the Kirby Partnership to one existing physician limited partner and one new physician limited partner, effectively decreasing our ownership interest to 40.1% .

In December 2012, we facilitated the closing of a private placement offering for equity at MSID to three new physician limited partners, effectively decreasing our ownership interest to 36.5%.

2013 Developments

In March 2013, we redeemed the remaining equity interests held by physician limited partners at MSIH, effectively increasing our ownership interests to 97.7% . In August 2013, we formed a limited liability company, Northstar Healthcare Surgery Center – Houston, LLC (NHSC-H), which is owned 100% by Northstar Acquisitions. In October 2013, MSIH ceased operating as an ASC and NHSC-H took over all existing operations of MSIH.

In July 2013, we formed a limited liability company, NHC ASC – Dallas, which was owned 100% by Northstar Acquisitions. In October 2013, we syndicated a private placement for certain physicians to become members in NHC ASC – Dallas. The Company assigned 100% of its equity interest in MSID to NHC ASC – Dallas, of which the Company owns 35% as a result of syndication.

In November 2013, we sold 15.1% of our ownership interest in the Kirby Partnership to existing physician limited partners, effectively decreasing our ownership interest to 25%.

In December 2013, the Company formed a limited liability company, Northstar Healthcare Surgery Center – Scottsdale, LLC ("NHSC-S"), which is owned 100% by Northstar Acquisitions. NHSC-S was formed to operate as an ASC, utilizing assets purchased from a former Brown Hand Center outpatient surgery center. Such assets were acquired through a business combination in December 2013. Operations commenced subsequent to December 31, 2013.

In December 2013, we completed a brokered private placement of 5,862,500 units, at a price of C$0.80 per unit for net proceeds of C$4.1 million. Each unit consisted of one share of common stock and one-half of one common stock purchase warrant exercisable for one additional common share at a price of C$1.10 until December 16, 2015.

2014 Developments

In January 2014, the Company acquired an ownership interest in two imaging centers and one urgent care clinic in Houston. The aggregate cost of the acquisition is comprised of $0.3 million in cash, net of acquired cash, and 431,711 shares of NHC stock representing a combined value of $0.9 million, net of acquired cash.

In September 2014, we scheduled a special shareholders meeting to consider and, if thought fit, to adopt a special resolution to approve changing the name of the company to “Nobilis Health Corp. or such other name that is determined by the board of directors in their sole discretion” The special shareholders meeting is scheduled for October 2, 2014.

On September 26, 2014, the Company closed a brokered private placement, with PI Financial Corp. as the Company’s Agent, of up to 6,153,846 units at a price of $1.30 per unit, for gross proceeds of $8,000,000, with the potential to raise a total of up to $10,000,000 (the “Private Placement”). Each unit consists of one common share and one-half of one common share purchase warrant with each whole warrant entitling the holder thereof to purchase an additional common share at $1.80 for 24 months from the closing date. The warrants are subject to an early acceleration provision in the event that, at any time following four months from the Closing date, the ten day volume weighted average price of the common shares equals or exceeds $2.20. The proceeds of the Private Placement were used for general working capital purposes in connection with an agreement with First Surgical Partners Holdings, Inc. (“First Surgical”).

On September 29, 2014, the Company closed an agreement with First Surgical to form a new entity. Under the Agreement, Nobilis and First Surgical formed a new limited liability company for purposes of operating a hospital and surgical center. The new entity is owned 51% by Nobilis and 49% by First Surgical. Nobilis manages the operations of the hospital and surgical center under a management agreement. Nobilis contributed $7.5 million to the new entity, which was raised by the Private Placement.

On December 1, 2014 the Company closed an agreement in which the Company would acquire all the individual member interests of Athas Health, LLC ("Athas") for a total consideration of approximately $31.2 million to expand its marketing services. The purchase price for Nobilis to acquire all of the ownership interests in Athas was broken down as follows: $3 million in cash upon closing, the issuance of a promissory note by Company to the sellers for $12 million, the issuance at closing of 6,666,666 shares of Nobilis common stock that are subject to a lock up of up to 2 years, and the issuance of an additional 4,666,666 shares of Nobilis common stock issued over two years with half issued on the first anniversary of the closing and the second half issued on the second anniversary of the closing. After the purchase Chris Lloyd, Athas’ CEO, was named CEO of Nobilis.

Competitive Conditions

Within the Texas market, we currently compete with traditional hospitals, specialty hospitals and other ASCs to attract both physicians and patients. Hospitals generally have an advantage over ASCs with respect to the negotiation of insurance contracts and competition for physicians’ inpatient and outpatient practices. Hospitals also offer a much broader and specialized range of medical services (enabling them to service a broader patient population) and generally have longer operating histories and greater financial resources, and are better known in the general community.

The competition among ASCs and hospitals for physicians and patients has intensified in recent years. As a result, some hospitals have been acquiring physician practices and employing the physicians to work for the hospital. These hospitals incentivize these physicians to utilize the hospitals' facilities. Further, some traditional hospitals have recently formed joint ventures with physicians whereby the hospital manages, but the hospital and physicians jointly own, an ASC.

In addition, there are several large, publicly traded companies, divisions or subsidiaries of large publicly traded companies, and several private companies that develop and acquire ASCs and hospitals. These companies include United States Surgical Partners, Inc., AmSurg Corp., and Surgical Care Affiliates, Inc. These companies may compete with our company in the acquisition of additional ASCs and hospitals. Further, many physician groups develop ASCs without a corporate partner, using consultants who typically perform corporate services for a fee and who may take a small equity interest in the ongoing operations of such ASCs. See "Risk Factors – Risks Relating to Our Business – We Face Significant Competition From Other Healthcare Providers."

Cycles

Net patient service revenues are slightly seasonal in nature. Generally, revenues have been highest from October to December as physicians return from summer vacations and patients attempt to maximize the benefits afforded by third-party payors that renew health insurance deductibles at the beginning of each calendar year.

Facility Operations

-	Northstar Healthcare Surgical Center - Houston

The Northstar Healthcare Surgical Center – Houston ("NHSC-H") is located at 4120 Southwest Freeway, Suite 200, in Houston, Texas, within minutes of the Texas Medical Center. Operations began in December 2003 with specialties in pain management, ENT, podiatry, orthopedics, general surgery, gastrointestinal and chiropractic medicine. As of December 31, 2013, 45 physicians had staff privileges at NHSC-H (22 of which performed surgeries in 2013).The PFSH ASC is operated by NHSC-H. As of January 1, 2015, Northstar Acquisitions, directly held a 100% interest in NHSC-H.

-	PFSD/MSID/NHC ASC-Dallas ASC

The MSID ASC is located at 5920 Forest Park Road, Suite 700, in Dallas, Texas. The facility was acquired on January 1, 2011 with specialties in pain management, ENT, podiatry, orthopedics and general surgery. As of December 31, 2013, 170 physicians had staff privileges at MSID ASC (46 of which performed surgeries in 2013). The facility is operated by NHC ASC - Dallas. As of January 1, 2015, Northstar Subco, held an indirect 35.0% interest in the NHC ASC - Dallas.

-	Kirby ASC

The Kirby ASC is located at 9300 Kirby Drive, in Houston, Texas, less than four miles from the Texas Medical Center. Operations began in June 2003 and, as of December 31, 2013, 30 physicians had staff privileges (14 of which performed surgeries in 2013). The Kirby ASC is owned by the Kirby Partnership. As of January 1, 2015, Northstar Subco held an indirect 25.0% interest in the Kirby Partnership while the remaining 75.0% is owned by Kirby's Physician Limited Partners.

-	Northstar Healthcare Surgical Center - Scottsdale

Northstar Healthcare Surgical Center – Scottsdale (“NHSC-S”) is located at 9377 E Bell Rd, Suite 201, Scottsdale, Arizona 85260. The facility was acquired in December, 2013. Operations at the facility began in early 2014. As of January 1, 2015, Northstar Acquisitions directly held a 100% interest in NHSC-S.

-	First Nobilis Surgical Center

First Nobilis Surgical Center is located at 411 North 1st Street, Bellaire, Texas 77401. The facility began as part of the joint venture with First Surgical. As of January 1, 2015, Northstar Acquisitions held 51% of First Nobilis Surgical Center’s parent company First Nobilis, LLC.

-	First Nobilis Hospital

First Nobilis Hospital is located at4801 Bissonnet St, Bellaire, Texas 77401. The facility began as part of the joint venture with First Surgical. As of January 1, 2015, Northstar Acquisitions held 51% of First Nobilis Surgical Center’s parent company First Nobilis, LLC.

-	Spring Northwest Management, LLC (“SNWM”) Spring Creek Urgent Care, LLC (“SCUC”) and Spring Creek Imaging LLC (“SCI”)

The Company holds an ownership interest in SNWM of 31.78%, derived through both a direct and indirect investment. The Company also now holds a 31.78% interest in both of SNWM’s fully owned subsidiaries, Spring Creek Urgent Care, LLC (“SCUC”) and Spring Creek Imaging LLC (“SCI”).

-	Willowbrook Imaging, LLC (“WIM”)

WIM is located at 13652 Breton Ridge Street, Suite B, Houston, Texas 77070. The Company owns a 22.22% ownership interest in WIM, derived through both a direct and indirect investment.

-	Elite Orthopedic Spine & Surgery Center LLC

Elite Orthopedic Spine & Surgery Center LLC is located at 1605 Airport Freeway Bedford, Texas 76021. The Company owns thirty-five (35) membership interest units, which represents thirty- five percent (35%) of Elite Orthopedic Spine & Surgery Center LLC’s anticipated outstanding membership interest units (this private offering remains open).

-	Elite Sinus Spine and Ortho LLC

Elite Sinus Spine and Ortho is located at 4120 Southwest Freeway, Suite 100, Houston, Texas 77027. The Company owns fifteen (15) membership interest units, which represent approximately fifteen percent (15%) of Elite Sinus Spine and Ortho LLC’s outstanding membership interest units.

Employees

As of January 26, 2015, we had approximately 452 employees, of which 322 are full time.

Intellectual Property

Enforcement of Civil Liabilities

Our subsidiaries are organized under the laws of the states of Arizona, Delaware and Texas. Substantially all of our assets and all of the assets of our subsidiaries are located in the United States. Furthermore, all of our current officers and directors reside in the United States. As a result, investors should not find it difficult to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may, however, be difficult for an investor to bring an original action or an action to enforce a judgment obtained in a U.S. court in a Canadian or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Conversely, it may be difficult for an investor to bring an original action or an action to enforce a judgment obtained in a Canadian or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. There is uncertainty as to whether Canadian courts would: (i) enforce judgments of United States courts obtained against our company or our directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against our company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws. In Canada, such rights are within the legislative jurisdiction of the Provinces and Territories. The Province of British Columbia, where our company is domiciled, does not have laws for the reciprocal enforcement of judgments of United States courts.

Emerging Growth Company

We are an Emerging Growth Company as defined in the JOBS Act.

We will continue to be deemed an emerging growth company until the earliest of:

(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b -2 of title 17, Code of Federal Regulations, or any successor thereto.’

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires companies to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting as well as an assessment of the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

We have elected not to opt out of the extended transition period for complying with any new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Available Information

We intend to file annual, quarterly and special reports and other information with the SEC. You may read and copy any document filed by us, including this registration statement and its exhibits and schedules, at the SEC's public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may also be obtained at prescribed rates by writing to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549 upon payment of the fees prescribed by the SEC. Please call the SEC at 1-800-732-0330 for further information about its public reference room. The SEC also maintains a Web site that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. This web site can be accessed at "www.sec.gov".

Additional information about Nobilis Healthcare is available on our website at www.nobilishealth.com.

Item 1A.            RISK FACTORS

In addition to the other information presented in this registration statement, the following should be considered carefully in evaluating our company and its business. This registration statement contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The company's actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such differences include those discussed below and elsewhere in this registration statement.

We are impacted by general economic conditions

Our business is subject to general economic risks incident to the U.S. healthcare market and the U.S. and Canadian capital markets. The majority of our patients obtain health insurance through their employers, thus factors impacting the employment rate can increase or decrease our potential patient population. Further, because many health insurance plans require patients to pay co-insurance and/or a deductible, the ability of a patient to pay these portions impacts the patient's decision to undergo the elective surgical procedures we provide in many of our facilities. The continuing recovery from the global recessionary economic conditions that existed in 2012 had a positive financial impact on our business in 2013 which continued throughout 2014.

Because we have relied on, and will continue to rely on, outside investors and lenders for capital used for our operational capital, capital expenditures and strategic acquisitions, the general market conditions in the U.S. and Canada, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and regulations, and national and international political circumstances impact our business.

We are subject to general business risks in the ASC industry

We are subject to general business risks inherent in the ASC industry, including changing physician and patient preferences, adverse changes in reimbursement by third-party payors, the inability to collect a profitable level of fees, increases in labor costs and other operating costs, possible future changes in labor relations, competition from or the oversupply of other similar surgical facilities, changes in neighborhood or location conditions and general economic conditions, health related risks (including liability for the provision of health care services), disease outbreaks and control risks, the imposition of increased taxes or new taxes, capital expenditure requirements, changes in interest rates, and changes in the availability and cost of long-term financing. Moreover, there is no assurance that the performance achieved to date at the Nobilis Facilities and expected in the future will continue or be achieved. Any one of, or a combination of, these factors may adversely affect our business, results of operations and financial condition.

We are subject to fluctuations in revenues and payor mix

We depend on payments from third-party payors, including private insurers, managed care organizations and government healthcare programs. We are dependent on private and, to a lesser extent, governmental third-party sources of payment for the procedures performed in our facilities. Our competitive position has been, and will continue to be, affected by reimbursement and co-payment initiatives undertaken by third-party payors, including insurance companies, and, to a lesser extent, employers, and Medicare and Medicaid.

As an increasing percentage of patients become subject to healthcare coverage arrangements with managed care payors, our success may depend in part on our ability to negotiate favorable contracts on behalf of our facilities with managed care organizations, employer groups and other private third-party payors. There can be no assurances that we will be able to enter into these arrangements on satisfactory terms in the future. Also, to the extent that our facilities have managed care contracts currently in place, there can be no assurance that such contracts will be renewed or the rates of reimbursement held at current levels.

Managed care plans often set their reimbursement rates based on Medicare and Medicaid rates and consequently, although only a small portion of our revenues are from Medicare and Medicaid, the rates established by these payors may influence our revenues from private payors.

As with most government reimbursement programs, the Medicare and Medicaid programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect our revenues and results of operations. The Centers for Medicare and Medicare Services ("CMS") introduced substantial changes to reimbursement and coverage in early 2007. While the ASC final rule expanded the types of procedures eligible for payment in the ASC setting and excluded from eligibility only those procedures that pose a significant safety risk to patients or are expected to require active medical monitoring at midnight when furnished in an ASC, rule also provided a 4-year transition to the fully implemented revised ASC payment rates. Beginning with the November 2007 OPPS/ASC final rule with comment period (CMS-1392-FC), the annual update OPPS/ASC final rule with comment period provides the ASC payment rates and lists the surgical procedures and services that qualify for separate payment under the revised ASC payment system. As a result, reimbursement levels decreased but coverage expanded. These rates remain subject to change, thus our operating margins may continue to be under pressure as a result of changes in payor mix and growth in operating expenses in excess of increases in payments by third-party payors. In addition, as a result of competitive pressures, our ability to maintain operating margins through price increases to privately insured patients is limited. This could have a material adverse effect on our business, operating results and financial condition.

Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered and is recognized upon performance of the patient service. In determining net patient service revenue, management periodically reviews and evaluates historical payment data, payor mix and current economic conditions and adjusts, as required, the estimated collections as a percentage of gross billings in subsequent periods based on final settlements and collections.

Management continues to monitor historical collections and market conditions to manage and report the effects of a change in estimates. While we believe that the current reporting and trending software provides us with an accurate estimate of net patient service revenues, any future methods of improving these estimates could have a material adverse effect on our operating results and financial condition.

Out-of-network reimbursement and contract negotiations

One of the complexities of our business navigating the increasingly hostile environment for entities that are not participants in the health insurance companies' ("Third Party Payers") provider networks (also referred to as an "out-of-network provider or facility"). Third Party Payers negotiate discounted fees with providers and facilities in return for access to the patient populations which those Third Party Payers cover. The providers and facilities that contractually agree to these rates become part of the Third Party Payer's "network". The Nobilis Facilities are currently out-of-network as to most Third Party Payers.

There are several risks associated with not participating in Third Party Payer networks. First, not all Third Party Payers offer coverage to their patients for services rendered by non-participants in that Third Party Payer's network. Further, it is typically the case that a patients with so-called "out-of-network benefits" will be obliged to pay a higher co-pays, a higher deductibles, and a larger percentage of co-insurance payments. In addition, because the out-of-network coverage often mandates payment at a "usual and customary rate", the determination of the amounts payable by the Third Party Payer can fluctuate. Healthcare providers and facilities that choose not to participate in a Third Party Payer's often face longer times for their claims to be processed and paid. Further, many Third Party Payers aggressively audit claims from out-of-network providers and facilities and continuously change their benefit policies in various ways that restrict the ability of beneficiaries to access out-of-network benefits, and to restrict out-of-network providers from treating their beneficiaries.

Consequently, it may become necessary for the Nobilis Facilities to change their out-of-network strategy and join Third Party Payer networks. This may require us to negotiate and maintain numerous contracts with various Third Party Payers. In either case, our performance is greatly dependent upon decisions that Third Party Payers make regarding their out-of-network benefits and alternatively, our ability to negotiate profitable contracts with Third Party Payers. If it becomes necessary for the Nobilis Facilities to become in-network facilities, there is no guarantee that we will be able to successfully negotiate these contracts. Further, we may experience difficulty in establishing and maintaining relationships with health maintenance organizations, preferred provider organizations, and other Third Party Payers. Out-of-network reimbursement rates are typically higher than in-network reimbursement rates, so our revenue would likely decline if we move to an in-network provider strategy and fail to increase our volume of business sufficiently to offset reduced in-network reimbursement rates. These factors could adversely affect our revenues and our business.

We depend on our physicians and other key personnel

Our success depends, in part, on our ability to attract and retain quality physicians. There can be no assurance that we can continue to attract high quality physicians, facility staff and technical staff to our facilities. In addition, notwithstanding contractual commitments given by certain of our physicians who were selling Physicians Limited Partners under the Partnership Interests Purchase Agreements to maintain certain specified volume levels, there can be no assurances that our current physicians will continue to practice at our facilities at their current levels, if at all. An inability to attract and retain physicians may adversely affect our business, results of operations and financial condition.

The Physician Limited Partners in the Kirby Partnership have agreed not to compete with Nobilis pursuant to the terms of the Kirby Partnership Interests Purchase Agreements and the partnership agreements. These covenants, however, only restrict ownership in a competing ASC, and do not prevent a Physician Limited Partner from performing procedures (and receiving remuneration for the performance of such procedures in the form of professional fees) at competing ASCs.

Our success also depends on the efforts and abilities of our management, as well as our ability to attract additional qualified personnel to manage operations and future growth. Although we have entered into employment agreements with certain of our key employees, we cannot be certain that any of these employees will not voluntarily terminate their employment. We have employment contracts with Donald Kramer (Chairman of the Board), Harry Fleming (President), and Chris Lloyd (CEO). Also, at this time, we do not maintain any key employee life insurance policies on any management personnel or Physician Limited Partners, but may do so in the future. The loss of a member of management, other key employee, Physician Limited Partners or other physicians who use our facilities could have an adverse effect on our business, operating results and financial condition.

Our business is not highly diversified

As of December 31, 2013, our only business was the ownership and operation of the three Nobilis ASCs located in Texas. Therefore, we were entirely dependent on the success of these facilities for all of our revenues. In January of 2014, we acquired ownership interests in two imaging centers and an urgent care clinic in the Houston, Texas area. Additionally, since the first of the year, we have started operations at NHSC-S in Arizona. These developments have provided some degree of diversification to our business. However, investors will not have the benefit of further diversification of operations or risk until such time, if ever, that we acquire or develop additional facilities, manage additional facilities, or undertake other related business opportunities. As a result of our geographic concentration, we are particularly susceptible to downturns in the local and regional economy, regional inclement weather, changes in local or state regulation, or to reductions in Texas’ Medicaid and/or Medicare payments to healthcare providers.

In addition, approximately 65.6% of the cases performed at the Nobilis ASCs in 2013 were concentrated among three major private insurance companies and workers' compensation payors. At December 31, 2013, more than 55.4% of the cases performed at the Nobilis ASCs were on an “out of network” basis, without any reimbursement rate protection or consistent in-network patient enrollments typically seen from an in-network agreement. Accordingly, we are susceptible to changes in reimbursement policies and procedures by third-party insurers and patients’ preference of utilizing their out of network benefits. In an effort to stabilize its payor mix, Kirby Partnership signed a multi-year in-network contract with one of the major private insurance companies commencing the first quarter of 2009 and another in-network contract with one of the major private insurance companies commencing the second quarter of 2012. These agreements have reduced the percentage of procedures performed at the Nobilis ASCs on an “out-of network” basis.

We face significant competition from other healthcare providers

We compete with other facilities and hospitals for patients, physicians, nurses and technical staff. Some of our competitors have long-standing and well-established relationships with physicians and third-party payors in the community. Some of our competitors are also significantly larger than us, may have access to greater marketing, financial and other resources and may be better known in the general community. The competition among facilities and hospitals for physicians and patients has intensified in recent years. Some hospitals have imposed restrictions on the credentials of their medical staff (called conflict of interest credentialing) where these physicians hold an ownership in a competing facility. The Nobilis Facilities face competition from other facilities and from hospitals that perform similar outpatient services, both inside and outside of the Nobilis Facilities’ primary service areas. Further, some traditional hospitals have recently begun forming joint ventures with physicians whereby the hospital manages and the hospital and physicians jointly own the facility. Patients may travel to other facilities for a variety of reasons. These reasons include physician referrals or the need for services the Nobilis Facilities do not offer. Patients and their physicians who seek services from these other facilities may subsequently shift their preferences to those facilities and away from the Nobilis Facilities.

Some of these competing facilities offer a broader array of outpatient surgery services than those available at the Nobilis Facilities. In addition, some of the Nobilis Facilities’ direct competitors are owned by non-profit or governmental entities, which may be supported by endowments and charitable contributions or by public or governmental support. These hospitals can make capital expenditures without paying sales tax, may hold the property without paying property taxes and may pay for the equipment out of earnings not burdened by income taxes. This competitive advantage may affect the Nobilis Facilities’ inability to compete effectively with these non-profit or governmental entities. There are several large, publicly traded companies, divisions or subsidiaries of large publicly held companies, and several private companies that develop and acquire multi-specialty facilities, and these companies compete with us in the acquisition of additional facilities. Further, many physician groups develop facilities without a corporate partner, using consultants who typically perform these services for a fee and who may take a small equity interest in the ongoing operations of a facility. We can give no assurances that we can compete effectively in these areas. If we are unable to compete effectively to recruit new physicians, attract patients, enter into arrangements with managed care payors or acquire new facilities, our ability to implement our growth strategies successfully could be impaired. This may have an adverse effect on our business, results of operations and financial condition.

The industry trend toward value-based purchasing may negatively impact our revenues.

We believe that value-based purchasing initiatives of both governmental and private payers tying financial incentives to quality and efficiency of care will increasingly affect the results of operations of our hospitals and other health care facilities and may negatively impact our revenues if we are unable to meet expected quality standards. The Affordable Care Act contains a number of provisions intended to promote value-based purchasing in federal health care programs. Medicare now requires providers to report certain quality measures in order to receive full reimbursement increases for inpatient and outpatient procedures that were previously awarded automatically. In addition, hospitals that meet or exceed certain quality performance standards will receive increased reimbursement payments, and hospitals that have “excess readmissions” for specified conditions will receive reduced reimbursement. There is a trend among private payers toward value-based purchasing of health care services, as well. Many large commercial payers require hospitals to report quality data, and several of these payers will not reimburse hospitals for certain preventable adverse events. We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common, to involve a higher percentage of reimbursement amounts and to spread to reimbursement for ASCs and other ancillary services. We are unable at this time to predict how this trend will affect our results of operations, but it could negatively impact our revenues if we are unable to meet quality standards established by both governmental and private payers.

There are many federal, state and local laws that regulate our business.

The Nobilis Facilities are subject to numerous federal, state and local laws, rules and regulations. Regulations that may have the most significant effect on our business are:

Licensure and Accreditation

Healthcare facilities, such as the Nobilis ASCs, are subject to professional and private licensing, certification and accreditation requirements. These include, but are not limited to, requirements imposed by Medicare, Medicaid, state licensing authorities, voluntary accrediting organizations and third-party private payors. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Nobilis ASCs that could be burdensome and expensive. We believe that the Nobilis ASCs are currently in material compliance with all applicable licensing, certification and accreditation requirements.

However, the applicable standards may change in the future. There can be no assurance that each of the Nobilis ASCs will be able to maintain all necessary licenses or certifications in good standing or that they will not be required to incur substantial costs in doing so. The failure to maintain all necessary licenses, certifications and accreditations in good standing, or the expenditure of substantial funds to maintain them, could have an adverse effect on our business, results of operations and financial condition.

In addition, in order to perform medical and surgical procedures in Texas, physicians must be licensed by the Texas Medical Board. Professional nurses and technical staff must also be licensed under state law. There can be no assurance that any particular physician, nurse or technical staff member who has medical staff privileges at the Nobilis ASCs will not have his or her license suspended or revoked by the Texas Medical Board or be sanctioned by the Department of Health and Human Services (“DHHS”), Office of Inspector General (“OIG”), for violations of federal Medicare laws. If a license is suspended or revoked, or if such physician, nurse or technical staff member is sanctioned by the OIG and excluded from the Medicare program, such physician, nurse or technical staff member may not be able to perform surgical procedures at the Nobilis ASCs, which may have an adverse affect on our operations and business.

Anti-Kickback Statute

The United States Medicare/Medicaid Fraud and Abuse Anti-kickback Statute (the “Anti-Kickback Statute”) prohibits “knowingly or willfully” paying money or providing remuneration of any sort in exchange for federally-funded referrals. Because the Physician Limited Partners are in a position to generate referrals to the Nobilis Facilities, distributions of profits to these Limited Partners could come under scrutiny under the Anti-Kickback Statute. While the DHHS has issued regulations containing “safe harbors” to the Anti-Kickback Statute, including those specifically applicable to ASCs, our operations and arrangements do not comply with all of the requirements. As we do not have the benefit of the safe harbors, we are not immune from government review or prosecution. However, we believe that the business operations of the Nobilis Facilities are structured to substantially comply with applicable anti-kickback laws. To the extent safe harbour protection is not available, the agreements governing the structure and operations of the Nobilis Facilities include provisions to mitigate against alleged kickbacks or other inducements.

The State of Texas and the State of Arizona each maintain its own version of the Anti-Kickback Statute (the "Non-solicitation Laws"). In Texas the relevant law is called the Texas Patient Solicitation Act (TPSA). The TPSA prohibits payment of remuneration for referrals and violations can result in state criminal and civil penalties. Because the TPSA is based on the federal Anti-Kickback Statute, the risks described above also arise under this state law except that the TPSA arguably is not limited to claims for treatment of federal program beneficiaries. In Arizona, A.R.S §13-3713 makes it unlawful for a person to knowingly offer, deliver, receive, or accept any rebate, refund, commission, preference or other consideration in exchange for a patient, client or customer referral to any individual, pharmacy, laboratory, clinic or health care institution providing medical or health-related services or items under A.R.S. § 11-291 et seq., providing for indigent care, or A.R.S. § 36-2901 et seq., or providing for the Arizona Health Care Cost Containment System, other than specifically provided under those sections. A violator of the relevant Arizona laws is guilty of: a class 3 felony for payment of $1,000 or more; a class 4 felony for payment of more than $100 but less than $1,000; or a class 6 felony for payment of $100 or less.

The Non-solicitation Laws parallel in many respects the federal Anti-Kickback Statute, but they apply more broadly because they are not limited only to providers participating in federal and state health care programs. The Texas statute specifically provides that it permits any payment, business arrangement, or payment practice that is permitted under the federal Anti-Kickback Statute and regulations promulgated under that law, although failure to fall within a safe harbor does not mean that the arrangement necessarily violates Texas law. Arizona takes the same approach.

Some of the various arrangements that the Company enters into with providers may not fit into a safe harbor to the federal Anti-Kickback Statute and thus may not be exempt from scrutiny under the Non-solicitation Laws. Although an arrangement that fits a federal safe harbor may also be excepted from the prohibitions of the Non-solicitation Laws, the burden is on the medical provider to prove that the questioned arrangement fits one of the federal safe harbors. Additionally, even if that burden is met, the provider must still comply with the law’s requirements to disclose to the patient the financial relationship involved.

A failure by the Company to comply with the Anti-Kickback Statute, TPSA or Arizona laws could have an adverse effect on our business, results of operations and financial condition.

False Claims Legislation

Under the United States Criminal False Claims Act, individuals or entities that knowingly file false or fraudulent claims that are payable by the Medicare or Medicaid programs are subject to both criminal and civil liability. While the Nobilis Facilities have a compliance program and policies to create a corporate culture of compliance with these laws, failure to comply could result in monetary penalties (up to three times the amount of damages), fines and/or imprisonment, which could have an adverse effect on our business, results of operations and financial condition.

HIPAA

The Nobilis Facilities are subject to the Health Insurance Portability and Accountability Act (“HIPAA”), which mandates industry standards for the exchange of protected health information, including electronic health information. While we believe that we have implemented privacy and security systems to bring us into material compliance with HIPAA, we cannot ensure that the business associates to whom we provide information will comply with HIPAA standards. In addition, because Congress continues to amend HIPAA to keep pace with evolving recordkeeping technologies, we cannot guarantee compliance with future amendments. If we, for whatever reasons, fail to comply with the standards, or any state statute that governs an individual’s right to privacy that are not pre-empted by HIPAA, we could be subject to criminal penalties and civil sanctions, which could have an adverse effect on our business, financial condition and results of operations.

Patient Protection and Affordable Care Act

The Nobilis Facilities may be affected by the Patient Protection and Affordable Care Act (“PPACA”), which began taking effect June, 21, 2010. The impact on Nobilis Facilities remains uncertain. By mandating that residents obtain minimum levels of health insurance coverage, the PPACA has expanded the overall number of insured patients. However, it remains to be seen whether the cost born by employers of providing insurance coverage will result in a shift away from the types of policies that have historically provided the coverage that Nobilis has relied upon in the past. Further, as discussed above, the impact that value-based purchasing initiatives could have on Nobilis' revenues remains unclear. Nobilis continues to review the potential impact of PPACA’s provisions on its business as the out-of-network reimbursement under the policies issued by the state exchange might be substantially lower than those by the employer-sponsored polices.

Antitrust

Federal and state antitrust laws restrict the ability of competitors, including physicians and other providers, to act in concert in restraint of trade, to fix prices for services, to allocate territories, to tie the purchase of one product to the purchase of another product, or to attempt to monopolize a market for services.

Notwithstanding the Nobilis entities’ efforts to fully comply with all antitrust laws, a significant amount of ambiguity exists with respect to the application of these laws to healthcare activities. Thus, no assurance can be provided that an enforcement action or judicial proceeding will not be brought against the Nobilis Facilities or that the facilities will not be liable for substantial penalties, fines and legal expenses.

Environmental Laws and regulations

Typical health care provider operations include, but are not limited to, in various combinations, the handling, use, treatment, storage, transportation, disposal and/or discharge of hazardous, infectious, toxic, radioactive and flammable materials, wastes, pollutants or contaminants. As such, health care provider operations are particularly susceptible to the practical, financial, and legal risks associated with the obligations imposed by applicable environment laws and regulations. Such risks may (i) result in damage to individuals, property, or the environment; (ii) interrupt operations and/or increase their cost; (iii) result in legal liability, damages, injunctions, or fines; (iv) result in investigations, administrative proceedings, civil litigation, criminal prosecution, penalties, or other governmental agency actions; and (v) may not be covered by insurance. There can be no assurance that we will not encounter such risks in the future, and such risks may result in material adverse consequences to our operations or financial results.

Other regulations

In addition to the regulatory initiatives described above, healthcare facilities, including the Nobilis Facilities, are subject to a wide variety of federal, state, and local environmental and occupational health and safety laws and regulations that may affect their operations, facilities, and properties. Violations of these laws could subject us to civil penalties and fines for not investigating and remedying any contamination by hazardous substances, as well as other liability from third parties.

Although we believe the Nobilis Facilities are currently in material compliance with all applicable environmental laws and regulations, and expect such compliance will continue in the future, there can be no assurance that the Nobilis Facilities will not violate the requirements of one or more of these laws or that we will not have to expend significant amounts to remediate or ensure compliance.

We may be unable to implement our organic growth strategy

Future growth will place increased demands on our management, operational and financial information systems and other resources. Further expansion of our operations will require substantial financial resources and management resources and attention. To accommodate our anticipated future growth, and to compete effectively, we will need to continue to implement and improve our management, operational, financial and information systems and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures or controls may not be adequate to support our operations in the future. Further, focusing our financial resources and management attention on the expansion of our operations may negatively impact our financial results. Any failure to implement and improve our management, operational, financial and information systems, or to expand, train, manage or motivate our workforce, could reduce or prevent our growth. We can give you no assurances that our personnel, systems, procedures or controls will be adequate to support our operations in the future or that our financial resources and management attention on the expansion of our operations will not adversely affect our business, result of operations and financial condition. In addition, direct-to-consumer marketing may not be a suitable means to attract case volume as patients may not directly seek our services, but instead may choose to consult with a non-Nobilis-affiliate physician. We can offer no guarantees that the financial resources expended on direct-to-consumer marketing campaigns will result in the expansion of our business.

We may be unable to implement our acquisition strategy

Our efforts to execute our acquisition strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisition transactions. We may encounter numerous business risks in acquiring additional facilities, and may have difficulty operating and integrating these facilities. Further, the companies or assets we acquire in the future may not ultimately produce returns that justify our investment. If we are not able to execute our acquisition strategy, our ability to increase revenues and earnings through external growth will be impaired.

In addition, we will need capital to acquire other centers, integrate, operate and expand the Nobilis Facilities. We may finance future acquisition and development projects through debt or equity financings and may use Common Shares for all or a portion of the consideration to be paid in future acquisitions. To the extent that we undertake these financings or use Common Shares as consideration, our shareholders may experience future ownership dilution. To the extent debt is incurred, we may incur significant interest expense and may be subject to covenants in the related debt agreements that affect the conduct of business. In the event that our Common Shares do not maintain a sufficient valuation, or potential acquisition candidates are unwilling to accept our Common Shares as all or part of the consideration, we may be required to use more of our cash resources, if available, or to rely solely on additional financing arrangements to pursue our acquisition and development strategy. However, we may not have sufficient capital resources or be able to obtain financing on terms acceptable to us for our acquisition and development strategy, which would limit our growth. Without sufficient capital resources to implement this strategy, our future growth could be limited and operations impaired. There can be no assurance that additional financing will be available to fund this growth strategy or that, if available, the financing will be on terms that are acceptable to us.

We may incur unexpected, material liabilities as a result of acquiring ASCs or other healthcare facilities

Although we intend to conduct due diligence on any future acquisition, we may inadvertently invest in facilities or other healthcare facilities that have material liabilities, arising from, for example, the failure to comply with government regulations or other past activities. Although the Nobilis Facilities have the benefit of professional and general liability insurance, we do not currently maintain and are unlikely to acquire insurance specifically covering every unknown or contingent liability that may have occurred prior to our investment in the Nobilis Facilities, particularly those involving prior civil or criminal misconduct (for which there is no insurance). Incurring such liabilities as a result of future acquisitions could have an adverse effect on our business, operations and financial condition.

We may be subject to professional liability claims

As a healthcare provider, we are subject to professional liability claims both directly and vicariously through the malpractice of members of our medical staff. As a healthcare facility, each Nobilis Facility has direct responsibility and legal liability for the standard of care provided in its facility by its staff. The Nobilis Facilities have legal responsibility for the physical environment and appropriate operation of equipment used during surgical procedures. In addition, each Nobilis Facility has vicarious liability for the negligence of its credentialed medical staff under circumstances where it either knew or should have known of a problem leading to a patient injury. The physicians credentialed by the Nobilis Facilities are involved in the delivery of healthcare services to the public and are exposed to the risk of professional liability claims. Although the Nobilis Facilities neither control the practice of medicine by physicians nor have responsibility for compliance with certain regulatory and other requirements directly applicable to physicians and their services, as a result of the relationship between each Nobilis Facility and the physicians providing services to patients in the Nobilis Facilities, the Registrant’s other subsidiaries or even the Registrant may become subject to medical malpractice claims under various legal theories. Claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of available insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. The Nobilis Facilities maintain and require the physicians on the medical staff of the Nobilis Facilities to maintain liability insurance in amounts and coverages believed to be adequate, presently $1 million per claim to an aggregate of $3 million per year.

In 2003, Texas passed legislation that reformed its laws related to professional liability claims by setting caps on non-economic damages in the amount of $250,000 per claimant to a per claim aggregate of $750,000 for physicians and other providers, including ASCs. Punitive damages are excluded from this cap. This tort reform legislation has resulted in a reduction in the cost of malpractice insurance because of the reduction in malpractice claims. However, there can be no assurances that this trend will continue into the future.

Most malpractice liability insurance policies do not extend coverage for punitive damages. While extremely rare in the medical area, punitive damages are those damages assessed by a jury with the intent to “punish” a tortfeasor rather than pay for a material loss resulting from the alleged injury. We cannot assure you that we will not incur liability for punitive damage awards even where adequate insurance limits are maintained. We also believe that there has been, and will continue to be, an increase in governmental investigations of physician-owned facilities, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Investigation activity by private third-party payors has also increased with, in some cases, intervention by the states’ attorneys general. Also possible are potential non-covered claims, or “qui tam” or “whistle blower” suits.

Although exposure to qui tam lawsuits is minimal since Medicare and Medicaid comprises less  than 5 . 0 % of our revenue and an even smaller percentage of our profit, many plaintiffs’ lawyers have refocused their practices on “whistle blower” lawsuits given the reduction in awards from medical malpractice claims. These whistle blower lawsuits are based on alleged violations of government law related to billing practice and kickbacks. Under federal Medicare law, these whistle blowers are entitled to receive a percentage of recoveries made if the federal government takes on the case. However, a whistle blower may pursue direct action against the healthcare entity under the applicable statutes and seek recoveries without federal government intervention. Many malpractice carriers will not insure for violations of the law although they may cover the cost of defense. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on our financial condition. In this regard, the Registrant notes that the billing practices of one of its facilities were investigated in 2006 based upon a complaint with the CMS finding no basis to take any action, and with the complaint being dismissed.

The Nobilis Facilities may, in the ordinary course of their business, be subject to litigation claims. In particular, the Nobilis Facilities can be subject to claims, among others, relating to actions of medical personnel performing services at the Nobilis Facilities. Historically, the Nobilis Facilities have been able to obtain what we believe is adequate insurance to cover these risks. However, the cost of this insurance may increase and there can be no assurance that we will be able to obtain adequate insurance against medical liability claims in the future on economically reasonable terms, or at all. In addition, claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of any applicable insurance coverage. If the insurance that we have in place from time to time is not sufficient to cover claims that are made, the resulting shortfall could have a material adverse affect on our business and operations.

The Nobilis Facilities’ insurance coverages might not cover all claims against them or be available at a reasonable cost, if at all. If the Nobilis Facilities are unable to maintain insurance coverage, if judgments are obtained in excess of the coverage the Nobilis Facilities maintain, or if the Nobilis Facilities are required to pay uninsured punitive damages or pay fines under “qui tam” lawsuits, the Nobilis Facilities would be exposed to substantial additional liabilities. The Registrant cannot assure that each Nobilis Facility will be able to maintain insurance coverage at a reasonable premium, or at all, that coverage will be adequate to satisfy adverse determinations against the Nobilis Facilities, or that the number of claims will not increase.

Malpractice insurance premiums or claims may adversely affect our business

Should the Nobilis Facilities experience adverse risk management claims or should the market for medical malpractice dictate a large increase in rates, our business and financial results could be adversely affected.

We rely on technology

The medical technology used in our facilities is ever changing and represents a significant cost of doing business. There can be no assurance that the equipment purchased or leased by our facilities will not be enhanced or rendered obsolete by advances in medical technology, or that our facilities will be able to finance or lease additional equipment necessary to remain competitive should its medical staff physicians request such modern equipment or its existing equipment become obsolete. This could have an adverse effect on our business, operations and financial condition.

We are subject to rising costs

The costs of providing our services have been rising and are expected to continue to rise at a rate higher than that anticipated for consumer goods as a whole. Our business, operating results or financial condition could be adversely affected if we are unable to implement annual private pay increases due to market conditions, otherwise increase our revenues or, to a lesser extent, if reimbursement rates from Medicaid and Medicare sources are not adjusted to cover increases in labor and other costs.

We depend on referrals

Our success, in large part, is dependent upon referrals to our physicians from other physicians, systems, health plans and others in the communities in which we operate, and upon our medical staff’s ability to maintain good relations with these referral sources. Physicians who use our facilities and those who refer patients are not our employees and, in many cases, most physicians have admitting privileges at other hospitals and (subject to any non-competition arrangements that may have been entered into in connection with the Partnership Agreements) may refer patients to other providers. If we are unable to successfully cultivate and maintain strong relationships with our physicians and their referral sources, the number of procedures performed at our facilities may decrease and cause revenues to decline. This could adversely affect our business, results of operations and financial condition.

We may be subject to changes in current law or the enactment of future legislation

In recent years, a variety of legislative and regulatory initiatives have occurred on both the federal and state levels concerning physician ownership of healthcare entities to which physicians refer patients, third-party payment programs and other regulatory matters concerning ASCs. We anticipate that federal and state legislatures will continue to review and assess alternative healthcare delivery and payment systems. Potential approaches that have been considered include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, pay for performance systems, and other fundamental changes to the health care delivery system. Private sector providers and payors have embraced certain elements of reform, resulting in increased consolidation of health care providers and payors as those providers and payors seek to form alliances in order to provide cost effective, quality care. Legislative debate is expected to continue in the future, and the Company cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reform may have on its business.

It is not possible to predict what federal or state initiatives, if any, may be adopted in the future or how such changes might affect us. If a federal or state agency asserts a different position or enacts new legislation regarding ASCs, we may experience a significant reduction in our revenues, be excluded from participation in third-party payor programs, or be subject to future civil and criminal penalties.

We may face a shortage of nurses

The United States is currently experiencing a shortage of nursing staff. The failure of the Nobilis Facilities to hire and retain qualified nurses could have a material adverse effect on our business operations and financial condition.

We are subject to general litigation risks

Litigation could potentially be brought against us by various individuals or entities including, but not limited to federal, state, or local governments, potential competitors, investors and current and former employees. Any such lawsuits could have an adverse effect on our operations and financial results.

We do not have control of the day-to-day medical affairs and certain other affairs of the Nobilis Facilities

At December 31, 2013, Nobilis Subco held a 91.9% indirect ownership interest in the PFSH Partnership, a 25.0% indirect ownership interest in the Kirby Partnership, a 97.7% indirect ownership interest in MSIH, a 35% indirect ownership in MSID, a 35% indirect ownership in NHC ASC – Dallas, and a 40% indirect ownership interest in HPS. Although we indirectly manage the day to-day-business affairs of each Nobilis Facility under a management agreement, we only have the right to attend and observe at meetings of each Nobilis Facilities’ Medical Board. As such, we do not have the ability to direct day-today medical affairs of the Nobilis Facilities, but rather only its business and commercial affairs, all as set forth in the Partnership Agreements. In addition, certain actions by the Entities are subject to a veto by a written vote of a majority in interest of the Physician Limited Partners, including the approval of the annual budget and annual plan (subject to the right of Nobilis GPco to continue to operate the Nobilis Facilities in a manner that preserves its business and goodwill, business relationships and physical plant).

We are subject to Canadian tax laws

The company's income and its related entities must be computed in accordance with Canadian and foreign tax laws, as applicable, and we are subject to Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof or the administrative and assessing practices and policies of the Canada Revenue Agency and the Department of Finance (Canada) will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Registrant, reducing the amount available to pay dividends to the holders of the Common Shares.

We are subject to U.S. tax laws

There can be no assurance that United States federal income tax laws and Internal Revenue Service and Department of the Treasury administrative and legislative policies respecting the United States federal income tax consequences described herein will not be changed in a manner that adversely affects the holders of the Common Shares.

The non-solicitation, non-competition, transfer and other covenants of the Physician Limited Partners and others may not be enforceable

Under the Kirby Partnership Agreement (subject to certain limited exceptions) during the time that a Physician Limited Partner is a Partner and for two years thereafter, the Physician Limited Partner may not directly or indirectly own, control, finance or participate in the profits or revenues of any business that engages in competition with such Nobilis Facility anywhere within a 20-mile radius of such Nobilis Facility; provided, however, that a Physician Limited Partner shall not be prevented from performing surgery at another facility or otherwise practicing medicine in a private practice that may utilize such competing facility. In addition, six of the nine current Kirby Partners are bound by a similar non-competition provision contained in a Unit Transfer Agreement executed in 2012. The Limited Partners bound by this provision may not directly or indirectly own, control, finance or participate in the profits or revenues of any business that engages in competition with such Nobilis Facility anywhere within a 20- mile radius of such Nobilis Facility for a period of three years from March 30, 2012. The Unit Transfer Agreement contains certain "burn off" provisions which state that the non-competition period will be reduced by a year in the event that Kirby fails to meet certain gross revenue goals.

In addition, the Athas subsidiary is a party, either directly or indirectly, to several contracts containing non-competition provisions purporting to bind physicians to whom Athas provides marketing services.

Because non-competition provisions are enforced not as a matter of contractual law but as a matter of "equity", a court asked to enforce a non-competition provision with a Physician Limited Partner or other physicians will have broad discretion over enforcement, non-enforcement or the fashioning of relief different from that contractually agreed to by the parties. While no single physician's non-competition provision is material to Nobilis, a court decision to not enforce a physician's non-competition covenant could set a precedent with respect to physicians bound by the same or similar provisions, such that, in the aggregate, there results may be a detrimental impact on Nobilis revenues.

Future issuances of Common Shares could result in dilution

Our articles authorize the issuance of an unlimited number of shares of our common stock, on terms that the Board of Directors, without approval of any shareholders, establishes. We may issue additional common shares in the future in connection with a future financing or acquisition. The issuance of additional shares may dilute the investment of a shareholder.

We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
  submit certain executive compensation matters to shareholder advisory votes, such as "say-on- pay" and "say-on-frequency"; and
  disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive's compensation to median employee compensation.

We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Since we have elected under Section 107 of the JOBS Act to use the extended transition period with respect to complying with new or revised accounting standards, our financial statements may not be comparable to companies that comply with public company effective dates making it more difficult for an investor to compare our results with other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 102(b)(2)(B) of the JOBS Act for complying with new or revised accounting standards. In other words, as an emerging growth company we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

Item 2.               FINANCIAL INFORMATION

Selected Financial Data

As a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2013 and 2012 and the three months ended September 30, 2014 should be read in conjunction with our financial statements and related notes included in this registration statement. Our financial statements for the fiscal years ended December 31, 2013 and 2012 and the three months ended September 30, 2014, were prepared in accordance with US GAAP. Substantially all of our company's operating cash flows are in U.S. dollars and, accordingly, all amounts presented herein are stated in thousands of U.S. dollars, except share and per share data, unless otherwise indicated.

Our management discussion and analysis contains not only statements that are historical facts, but also forward-looking statements. Forward-looking statements are typically identified by words such as "believe", "expect", "forecast", "anticipate", "intend", "estimate", "goal", "plan", and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would". These statements reflect current beliefs and are based on information currently available to management. Forward-looking statements contained in this management discussion and analysis include, without limitation, statements made under the headings "Liquidity, Capital Resources and Financial Conditions", "Financial Instruments", "Adopting of New Accounting Standards and Developments", and "Outlook" which involve risks and uncertainties and assumptions. Because forward-looking statements are inherently subject to risks and uncertainties, our actual results may differ materially from the results discussed in the forward-looking statements.

For a description of risks that could cause our actual results to materially differ from our current expectations, please see Item 1A"Risk Factors". Although the forward-looking information contained in this management discussion and analysis is based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. Should one or more of these risks or uncertainties materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking information.

All forward-looking information in this management discussion and analysis is qualified by these cautionary statements. The forward-looking statements in this management discussion and analysis are made as of the date hereof and except as required by law we do not intend, and do not assume any obligation, to update or revise these forward-looking statements.

The financial information contained in this section were prepared when the Company operated under the name "Northstar Healthcare Inc." The financial information is presented as released to our investors pursuant to Canadian federal and provincial securities laws and regulations. Thus, as used in this financial information section, the terms "we", "us", "our", "our Company", "the Company" refer to Nobilis Health Corp. and our subsidiaries, unless otherwise stated. References to "Northstar" refer to Nobilis Health Corp. excluding the subsidiaries.

For the Fiscal Years Ended December 31, 2013 and 2012

Revenue Model and Case Mix

Revenues earned by the Nobilis ASCs vary depending on the procedures performed. For every medical procedure performed there are usually three separately invoiced patient billings:

  the surgical center fee for the use of infrastructure, surgical equipment, nursing staff, non-surgical professional services, supplies and other support services, which is earned by the Nobilis ASCs;

  the professional fee, which is separately earned, billed and collected by the physician performing the procedure, separate and apart from the fees charged by the Nobilis ASCs; and

  the anesthesiology fee, which is separately earned, billed and collected by the anesthesia provider, separate and apart from the fees charged by the Nobilis ASCs and the physicians.

Overall revenue depends on procedure volume, case mix and payment rates of the respective payors. The following table sets out the net patient service revenues, the number of procedures performed and the net patient service revenue per procedure at each of the Northstar Facilities1 for last two fiscal years ended December 31, 2013, and 2012:

	Net Patient Service Revenue				Net Patient Service Revenue
	($) (in thousands)		Number of Cases (1)		($) (per Case) (2)
Northstar Facility	2013	2012	2013	2012	2013	2012

PFSH/MSIH/NHSC-H	6,676	4,797	813	490	8,211	9,790
PFSD/MSID/NHC ASC - Dallas	12,635	5,007	1,152	583	10,968	8,588
Kirby	11,503	10,137	3,511	3,325	3,276	3,049
Procedure Suites	314	956	20	70	15,689	13,657
Total	31,128	20,897	5,496	4,468	38,144	35,084

Notes
(1)	This table refers to all cases performed, regardless of their contribution to net patient service revenue.
(2)	Calculated by dividing net patient service revenues by the number of cases.

The Nobilis ASCs focus on a limited number of high-volume, non-emergency procedures, most of which are billed on an “out of network” basis. The case mix at each Nobilis ASC is a function of the clinical specialties of the physicians on the medical staff and the equipment and infrastructure at each facility. The Nobilis ASCs intend to continue to refine their case mix as opportunities arise. The following table sets forth the combined number of cases and procedures by medical specialty performed in 2013 and 2012 at the Nobilis ASCs: 1 "Northstar Facilities" is now the "Nobilis Facilities" as previously defined.

		2013%	2013	2013%		2012%	2012	2012%
Specialty	2013 Cases	Cases	Procedures (3)	Procedures	2012 Cases	Cases	Procedures (3)	Procedures

Pain Management	2,887	52.5%	11,928	60.5%	2,884	64.5%	9,838	63.1%
Orthopedics	724	13.2%	2,417	12.3%	694	15.5%	2,737	17.6%
Podiatry	286	5.2%	1,566	7.9%	156	3.5%	703	4.5%
Gastro-intestinal	269	4.9%	400	2.0%	70	1.6%	97	0.6%
General Surgery	787	14.3%	1,689	8.6%	353	7.9%	1,190	7.7%
GYN	77	1.4%	98	0.5%	-	0.0%	-	0.0%
Ear, Nose, Throat (E.N.T.)	466	8.5%	1,620	8.2%	311	7.0%	1,014	6.5%
TOTAL	5,496	100.0%	19,718	100.0%	4,468	100.0%	15,579	100.0%

Note:

(3)

A procedure is defined as the actual surgery or surgeries that are performed on the date of service for each patient (case). Each case typically includes numerous procedures. In prior management discussion and analysis reports, the Issuer provided the number of “unique” procedures per case as the total number of procedures during the period (i.e. a patient may have three different procedures performed, however, one of the three procedures might have been performed numerous times during the case). In this annual information form, the Issuer has calculated the total quantity of procedures performed on a case, regardless of the fact that the same procedure may have been performed numerous times. These tables refer to all cases and procedures performed, regardless of their contribution to net patient service revenue.

Total cases for the twelve months ended December 31, 2013, were 5,496, representing an increase of 1,028 cases or 23.0% from the 4,468 cases in the prior corresponding period. Case volume for all specialties increased.

Procedure volume for the twelve months ended December 31, 2013, increased by 26.6% from 15,579 to 19,718. Since case reimbursement is based on case type, the increase in the number of procedures per case has no effect on reimbursement and net patient service revenue per case.

The Northstar Facilities receive payments for surgical procedures and related services from private health insurance plans, workers’ compensation, directly from patients and from government payor plans. A substantial portion of net patient service revenues generated by the Northstar Facilities is based on payments received from private (non-government) insurance plans. The Northstar Facilities receive a relatively small amount of revenue from Medicare or Medicaid procedures. The Northstar Facilities also receive a relatively small portion of their revenue directly from uninsured patients, who pay out of pocket for the services they receive. Insured patients are responsible for services not covered by their health insurance plans, and for deductibles, co-payments and co-insurance obligations under their plans. The amount of these deductibles, co-payments and coinsurance obligations has increased in recent years but does not represent a material component of the revenue generated by the Northstar Facilities. The surgical center fees of the Northstar Facilities are generated by the Physician Limited Partners and the other physicians who use the Northstar Facilities to provide services. The surgical center fees are billed and collected directly by the Northstar Facilities.

	2013 Net Patient	2012 Net Patient
	Service Revenue by	Service Revenue by
Payors	Payor Mix	Payor Mix

Private insurance and other private pay	92.4%	90.1%
Workers compensation	4.5%	6.2%
Medicare	3.1%	3.7%
Total	100%	100%

Nobilis Health Corp.
Consolidated Statements of Operations
Years Ended December 31, 2013 and 2012
(In thousands, except earnings per share)

	2013	2012

NET PATIENT SERVICE REVENUE	$31,128	$20,897

OPERATING EXPENSES:
Salaries and benefits	5,329	3,832
Drugs and supplies	4,423	2,391
General and administrative	10,648	4,488
Bad debt expense	-	145
Depreciation	650	779
Total operating expenses	21,050	11,635

CORPORATE COSTS:
Salaries and benefits	2,285	1,600
General and administrative	2,228	1,681
Legal expenses	808	553
Depreciation	81	71
Total corporate costs	5,402	3,905

INCOME FROM OPERATIONS	4,676	5,357

OTHER (INCOME) EXPENSE:
Gain on bargain purchase	(2,392)	-
Interest Expense	97	91
Other expense (income), net	120	(93)
Total other (income) expense	(2,175)	(2)

NET INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	6,851	5,359

INCOME TAX	177	119
NET INCOME BEFORE NONCONTROLLING INTERESTS	6,674	5,240

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,476	4,042

NET INCOME ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	$1,198	$1,198
NET INCOME PER BASIC COMMON SHARE	$0.03	$0.03
NET INCOME PER FULLY DILUTED COMMON SHARE	$0.03	$0.03
WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC)	36,793,950	35,461,911
WEIGHTED AVERAGE SHARES OUTSTANDING (FULLY DILUTED)	37,637,662	35,764,295

The accompanying notes are an integral part of the consolidated financial statements.

Nobilis Health Corp.
Consolidated Statements of Operations as a Percentage of Net Patient Service Revenue
Years Ended December 31, 2013 and 2012
(In thousands, except earnings per share)

	2013	2012

NET PATIENT SERVICE REVENUE	100.0%	100.0%

OPERATING EXPENSES:
Salaries and benefits	17.1%	18.3%
Drugs and supplies	14.2%	11.4%
General and administrative	34.2%	21.5%
Bad debt expense	0.0%	0.7%
Depreciation	2.1%	3.7%
Total operating expenses	67.6%	55.6%

CORPORATE COSTS:
Salaries and benefits	7.3%	7.7%
General and administrative	7.2%	8.0%
Legal expenses	2.6%	2.6%
Depreciation	0.3%	0.3%
Total corporate costs	17.4%	18.6%

INCOME FROM OPERATIONS	15.0%	25.8%

OTHER (INCOME) EXPENSE:
Gain on bargain purchase	-7.7%	0.0%
Interest Expense	0.3%	0.4%
Other expense (income), net	0.4%	-0.4%
Total other (income) expense	-7.0%	0.0%

NET INCOME BEFORE INCOME TAXES	22.0%	25.8%
AND NONCONTROLLING INTERESTS

INCOME TAX	0.6%	0.6%
NET INCOME BEFORE NONCONTROLLING INTERESTS	21.4%	25.2%
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	17.6%	19.3%
NET INCOME ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	3.8%	5.9%

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net patient service revenue is reported as the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service. The amounts actually collected by the Company from third-party payors, including private insurers vary even for identical procedures performed. An additional factor in the determination of net patient service revenue is the Company’s payor mix, as between private health insurance plans, workers’ compensation, directly from patients and from government payor plans. Management reviews and evaluates historical payment data, payor mix and current economic conditions on a periodic basis and adjusts the estimated collections as a percentage of gross billings, which are used to determine net patient service revenue, as required based on final settlements and collections.

Net patient service revenue for the twelve months ended December 31, 2013, totaled $31.1 million, an increase of $10.2 million or 49.0%, compared to $20.9 million for the prior corresponding period. The increase in net patient service revenue was primarily due to an increase in case volume amongst all specialties, as well as the addition of the gynecology specialty.

Operating salaries and benefits for the twelve months ended December 31, 2013, totaled $5.3 million, an increase of $1.5 million or 39.1% from the prior corresponding period. This increase is primarily due to increased staffing needs at the MSID, NHSC-H and MSIH locations.

Drugs and medical supplies expense for the twelve months ended December 31, 2013, totaled $4.4 million, an increase of $2.0 million or 85.0% from the prior corresponding period. This increase is primarily due to an increase in case volume at the MSIH, NHSC-H and MSID surgery centers.

Operating general and administrative expense for the twelve months ended December 31, 2013, totaled $10.6 million, an increase of $6.2 million or 137.3% from the prior corresponding period. This increase was primarily due to an increase in marketing expense, physician contracting and revenue cycle management expenses. Marketing expenses increased from $0.5 million in 2012 to $2.3 million or 388.3% in 2013. For the development of the marketing programs, the Company entering into independent contractor agreements with physicians to provide services to the Company including administrative, management, and marketing services. This expense increased from $0.1 million in 2012 to $1.0 million in 2013. As a percentage of net patient service revenue, operating general and administrative expense increased by 12.7% from 21.5% of net patient service revenue in 2012 to 34.2% in 2013 due to the Company’s ongoing effort to develop new marketing programs.

In addition, operating general and administrative expenses increased as a result of an increase in revenue cycle management expenses. As of January 2013, the Company entered into an accounts receivable transfer arrangement with a third party. Pursuant to the terms of this arrangement, the Company, from time to time, shall transfer to the third party certain of its accounts receivable payments on a non-recourse basis in return for advancement on payment for a faster cash collection. The advancement payment varies by specialties and on average is between 20% and 50% of the amounts transferred. The Company does not have any other relationship with this third party other than the vendor relationship described herein. For the year ended December 31, 2013, $0.4 million of advancement payment was received by the Company and $2.5 million of receivables were transferred resulting in an increase in revenue cycle management expenses of $2.5 million.

Bad debt expense for the twelve months ended December 31, 2013, was nil compared to $0.1 million for the prior corresponding period. The Company analyzed receivables and determined that there were no collectability issues on accounts receivable balances in the current period.

Depreciation expense for the twelve months ended December 31, 2013, was consistent with the prior corresponding period.

In total, Corporate costs for the twelve months ending December 31, 2013, totaled $5.4 million, an increase of $1.5 million or 38.3% from the prior corresponding period. The increase was primarily attributable to higher salaries and benefits expenses related to the hiring of new corporate employees and stock based compensation expense included in general and administrative expenses. The Company presents corporate costs as a separate section from the operating expenses of the revenue generating operational facilities to illustrate the Company’s operation efficiency.

Net income attributable to non-controlling interests are based on ownership percentages in the Northstar Facilities that are owned by outside parties.

For the Three Months Ended September 30, 2014 and 2013

The following table sets forth the combined number of cases and procedures by medical specialty performed at the Northstar Facilities for the three months ended September 30, 2014 and 2013, respectively.

Specialty	2014	2014%	2014	2014%	2013	2013%	2013	2013%
	Cases	Cases	Procedures	Procedures	Cases	Cases	Procedures	Procedures

Bariatrics	293	17.8%	697	12.9%	63	4.7%	97	2.0%
General Surgery	155	9.4%	348	6.4%	104	7.7%	250	5.1%
Gastro-intestinal	14	0.8%	17	0.3%	54	4.0%	89	1.8%
Gynecology	1	0.1%	2	0.0%	33	2.5%	43	0.9%
Orthopedics	171	10.4%	494	9.1%	191	14.2%	521	10.7%
Ear, Nose, Throat (E.N.T.)	164	9.9%	502	9.3%	120	8.9%	387	7.9%
Pain Management	787	47.7%	2,955	54.7%	696	51.8%	2,982	61.2%
Podiatry	64	3.9%	392	7.2%	83	6.2%	503	10.3%

TOTAL	1,649	100.0%	5,407	100.0%	1,344	100.0%	4,872	100.0%

Note:

(4)

A procedure is defined as the actual surgery or surgeries that are performed on the date of service for each patient (case). Each case typically includes numerous procedures. In prior management discussion and analysis reports, the Issuer provided the number of “unique” procedures per case as the total number of procedures during the period (i.e. a patient may have three different procedures performed, however, one of the three procedures might have been performed numerous times during the case). In this annual information form, the Issuer has calculated the total quantity of procedures performed on a case, regardless of the fact that the same procedure may have been performed numerous times. These tables refer to all cases and procedures performed, regardless of their contribution to net patient service revenue.

Total cases for the three months ended September 30, 2014, were 1,649, representing an increase of 305 cases or 22.7% from the 1,344 cases in the prior corresponding period. Case volume primarily increased under bariatric and pain management surgeries.

Procedure volume for the three months ended September 30, 2014, increased by 11.0% from 4,872 to 5,407. Since case reimbursement is based on case type, the decrease in the number of procedures per case has no effect on reimbursement and net patient service revenue per case.

The Northstar Facilities receive payments for surgical procedures and related services from private health insurance plans, workers’ compensation, directly from patients and from government payor plans. A substantial portion of net patient service revenues generated by the Northstar Facilities is based on payments received from private (non-government) insurance plans. The Northstar Facilities receive a relatively small amount of revenue from Medicare or Medicaid procedures. The Northstar Facilities also receive a relatively small portion of their revenue directly from uninsured patients, who pay out of pocket for the services they receive. Insured patients are responsible for services not covered by their health insurance plans, and for deductibles, co-payments and co-insurance obligations under their plans. The amount of these deductibles, co-payments and coinsurance obligations has increased in recent years but does not represent a material component of the revenue generated by the Northstar Facilities. The surgical center fees of the Northstar Facilities are generated by the Physician Limited Partners and the other physicians who use the Northstar Facilities to provide services. The surgical center fees are billed and collected directly by the Northstar Facilities.

	2014 Net Patient	2013 Net Patient
	Service Revenue by	Service Revenue by
Payors	Payor Mix	Payor Mix
Private insurance and other private pay	97.4%	92.4%
Workers compensation	1.6%	4.8%
Medicare	1.0%	2.8%

TOTAL	100.0%	100.0%

Nobilis Health Corp.
Consolidated Statements of Operations
Three Months Ended September 30, 2014 and 2013
(In thousands, except earnings per share)

	Three Months Ended September 30,
	2014	2013

NET PATIENT SERVICE REVENUE	$17,193	$7,640

OPERATING EXPENSES:
Salaries and benefits	2,964	1,332
Drugs and supplies	2,267	852
General and administrative	6,164	2,993
Depreciation	352	154
Total operating expenses	11,747	5,331

CORPORATE COSTS:
Salaries and benefits	636	420
General and administrative	706	577
Legal expenses	204	354
Depreciation	26	20
Total corporate costs	1,572	1,371

INCOME FROM OPERATIONS	3,874	938

OTHER EXPENSE (INCOME):
Interest Expense	22	22
Other (income) expense, net	(40)	(121)
Total other expense (income)	(18)	(99)

NET INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	3,892	1,037

INCOME TAX	94	47
NET INCOME AND TOTAL COMPREHENSIVE INCOME	3,798	990

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,576	1,328

NET INCOME (LOSS) ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	$1,222	$(338)
NET INCOME (LOSS) PER BASIC COMMON SHARE	$0.03	$(0.01)
NET INCOME (LOSS) PER FULLY DILUTED COMMON SHARE	$0.03	$(0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC)	44,591,772	36,817,590
WEIGHTED AVERAGE SHARES OUTSTANDING (FULLY DILUTED)	45,711,687	36,817,590

The accompanying notes are an integral part of the consolidated financial statements.

Nobilis Health Corp.
Consolidated Statements of Operations as a Percentage of Net Patient Service Revenue
Three Months Ended September 30, 2014 and 2013

	Three Months Ended September 30,
	2014	2013

NET PATIENT SERVICE REVENUE	100.0%	100.0%

OPERATING EXPENSES:
Salaries and benefits	17.2%	17.4%
Drugs and supplies	13.2%	11.2%
General and administrative	35.9%	39.2%
Depreciation	2.0%	2.0%
Total operating expenses	68.3%	69.8%

CORPORATE COSTS:
Salaries and benefits	3.7%	5.5%
General and administrative	4.1%	7.6%
Legal expenses	1.2%	4.6%
Depreciation	0.2%	0.3%
Total corporate costs	9.2%	18.0%

INCOME FROM OPERATIONS	22.5%	12.2%

OTHER (INCOME) EXPENSE:
Interest Expense	0.1%	0.3%
Other expense (income), net	-0.2%	-1.6%
Total other (income) expense	0.0%	-1.3%

NET INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	22.5%	13.5%

INCOME TAX	0.5%	0.6%
NET INCOME BEFORE NONCONTROLLING INTERESTS	22.1%	12.9%
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	15.0%	17.4%
NET INCOME (LOSS) ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	7.0%	-4.5%

Results of Operations

Three Months Ended September 30, 2014 Compared to the Three Months Ended September 30, 2013

Net patient service revenue is reported as the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service. The amounts actually collected by the Company from third-party payors, including private insurers vary even for identical procedures performed. An additional factor in the determination of net patient service revenue is the Company’s payor mix, as between private health insurance plans, workers’ compensation, directly from patients and from government payor plans. Management reviews and evaluates historical payment data, payor mix and current economic conditions on a periodic basis and adjusts the estimated collections as a percentage of gross billings, which are used to determine net patient service revenue, as required based on final settlements and collections.

Net patient service revenue for the three months ended September 30, 2014, totalled $17.2 million, an increase of $9.6 million or 125.0%, compared to $7.6 million from the prior corresponding period. The increase in net patient service revenue was primarily due to an increase in total case volume, particularly under general surgery where the company has been performing bariatric surgeries.

Operating salaries and benefits for the three months ended September 30, 2014, totalled $3.0 million, an increase of $1.6 million or 122.5% from the prior corresponding period. This increase is primarily due to increased staffing at the MSID location and the opening of the NHSC-S location.

Drugs and medical supplies expense for the three months ended September 30, 2014, totalled $2.3 million, an increase of $1.4 million or 166.1% from the prior corresponding period. This increase is primarily due to an increase in case volume at all Northstar Facilities.

Operating general and administrative expense for the three months ended September 30, 2014, totalled $6.2 million, an increase of $3.2 million or 105.9% from the prior corresponding period. This increase is primarily due to an increase in marketing, and physician contracting expenses.

In addition, operating general and administrative expenses increased as a result of an increase in revenue cycle management expenses. Pursuant to the terms of this arrangement, the Company, from time to time, shall transfer to the third party certain of its accounts receivable payments on a non-recourse basis in return for advancement on payment for a faster cash collection. The advancement payment varies by specialties and on average is between 20% and 50% of the amounts transferred. The Company does not have any other relationship with this third party other than the vendor relationship described herein. For the three months ended September 30, 2014 and 2013, advancement payment of $0.2 million and $0.1 million was received by the Company. During the same period, $1.0 million and $0.9 million of receivables were transferred resulting in an increase in revenue cycle management expenses of $0.1 million.

Depreciation for the three months ended September 30, 2014, totalled $0.4 million, an increase of $0.2 million or 128.6% from the prior corresponding period. This increase is primarily due to an increase in property and equipment from the NHSC-S location.

In total, Corporate costs for the three months ended September 30, 2014, totalled $1.6 million, an increase of $0.2 million or 14.7% from the prior corresponding period. The increase was primarily attributable to additional corporate staff related to marketing and acquisitions. The Company presents corporate costs as a separate section from the operating expenses of the revenue generating operational facilities to illustrate the Company’s operation efficiency.

Net income attributable to noncontrolling interests are based on ownership percentages in the Northstar Facilities that are owned by outside parties.

For the Nine Months Ended September 30, 2014 and 2013

The following table sets forth the combined number of cases and procedures by medical specialty performed at the Northstar Facilities for the nine months ended September 30, 2014 and 2013, respectively.

Specialty	2014	2014%	2014	2014%	2013	2013%	2013	2013%
	Cases	Cases	Procedures	Procedures	Cases	Cases	Procedures	Procedures
Bariatrics	1,000	20.9%	2,061	13.0%	63	1.7%	97	0.7%
General Surgery	319	6.7%	721	4.6%	263	7.1%	773	5.6%
Gastro-intestinal	52	1.1%	68	0.4%	240	6.5%	356	2.6%
Gynecology	28	0.6%	38	0.2%	33	0.9%	43	0.3%
Orthopedics	565	11.8%	1,674	10.6%	514	13.9%	1,896	13.8%
Ear, Nose, Throat (E.N.T.)	423	8.8%	1,400	8.8%	327	8.9%	1,152	8.4%
Pain Management	2,188	45.7%	8,634	54.6%	2,100	57.0%	8,627	62.8%
Podiatry	214	4.5%	1,229	7.8%	145	3.9%	797	5.8%
TOTAL	4,789	100.0%	15,825	100.0%	3,685	100.0%	13,741	100.0%

Note:

(5)

A procedure is defined as the actual surgery or surgeries that are performed on the date of service for each patient (case). Each case typically includes numerous procedures. In prior management discussion and analysis reports, the Issuer provided the number of “unique” procedures per case as the total number of procedures during the period (i.e. a patient may have three different procedures performed, however, one of the three procedures might have been performed numerous times during the case). In this annual information form, the Issuer has calculated the total quantity of procedures performed on a case, regardless of the fact that the same procedure may have been performed numerous times. These tables refer to all cases and procedures performed, regardless of their contribution to net patient service revenue.

Total cases for the nine months ended September 30, 2014, were 4,789, representing an increase of 1,104 cases or 30.0% from the 3,685 cases in the prior corresponding period. Case volume primarily increased under general surgery, where the company has been performing bariatric surgeries.

Procedure volume for the nine months ended September 30, 2014, increased by 15.2% from 13,741 to 15,825. Since case reimbursement is based on case type, the increase in the number of procedures per case has no effect on reimbursement and net patient service revenue per case.

The Northstar Facilities receive payments for surgical procedures and related services from private health insurance plans, workers’ compensation, directly from patients and from government payor plans. A substantial portion of net patient service revenues generated by the Northstar Facilities is based on payments received from private (non-government) insurance plans. The Northstar Facilities receive a relatively small amount of revenue from Medicare or Medicaid procedures. The Northstar Facilities also receive a relatively small portion of their revenue directly from uninsured patients, who pay out of pocket for the services they receive. Insured patients are responsible for services not covered by their health insurance plans, and for deductibles, co-payments and co-insurance obligations under their plans. The amount of these deductibles, co-payments and coinsurance obligations has increased in recent years but does not represent a material component of the revenue generated by the Northstar Facilities. The surgical center fees of the Northstar Facilities are generated by the Physician Limited Partners and the other physicians who use the Northstar Facilities to provide services. The surgical center fees are billed and collected directly by the Northstar Facilities.

	2014 Net Patient	2013 Net Patient
Payors	Service Revenue by	Service Revenue by
	Payor Mix	Payor Mix

Private insurance and other private pay	96.3%	89.8%
Workers compensation	2.7%	6.0%
Medicare	1.0%	4.2%
TOTAL	100.0%	100.0%

Nobilis Health Corp.
Consolidated Statements of Operations
Nine Months Ended September 30, 2014 and 2013
(In thousands, except earnings per share)

	Nine Months Ended September 30,
	2014	2013

NET PATIENT SERVICE REVENUE	$44,428	$17,623

OPERATING EXPENSES:
Salaries and benefits	6,882	3,487
Drugs and supplies	6,236	2,262
General and administrative	18,076	6,215
Depreciation	955	465
Total operating expenses	32,149	12,429

CORPORATE COSTS:
Salaries and benefits	1,665	1,476
General and administrative	1,947	1,472
Legal expenses	826	635
Depreciation	87	59
Total corporate costs	4,525	3,642

INCOME FROM OPERATIONS	7,754	1,552

OTHER EXPENSE (INCOME):
Interest Expense	101	67
Other (income) expense, net	(72)	(132)
Total other expense (income)	29	(65)

NET INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	7,725	1,617

INCOME TAX	332	97
NET INCOME AND TOTAL COMPREHENSIVE INCOME	7,393	1,520

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	6,440	3,126

NET INCOME (LOSS) ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	$953	$(1,606)
NET INCOME (LOSS) PER BASIC COMMON SHARE	$0.02	$(0.04)
NET INCOME (LOSS) PER FULLY DILUTED COMMON SHARE	$0.02	$(0.04)
WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC)	43,736,386	36,451,689
WEIGHTED AVERAGE SHARES OUTSTANDING (FULLY DILUTED)	44,837,344	36,451,689

The accompanying notes are an integral part of the consolidated financial statements.

Nobilis Health Corp.
Consolidated Statements of Operations as a Percentage of Net Patient Service Revenue
Nine Months Ended September 30, 2014 and 2013

	Nine Months Ended September 30,
	2014	2013

NET PATIENT SERVICE REVENUE	100.0%	100.0%

OPERATING EXPENSES:
Salaries and benefits	15.5%	19.8%
Drugs and supplies	14.0%	12.8%
General and administrative	40.7%	35.3%
Depreciation	2.1%	2.6%
Total operating expenses	72.3%	70.5%

CORPORATE COSTS:
Salaries and benefits	3.7%	8.4%
General and administrative	4.4%	8.4%
Legal expenses	1.9%	3.6%
Depreciation	0.2%	0.3%
Total corporate costs	10.2%	20.7%

INCOME FROM OPERATIONS	17.5%	8.8%

OTHER (INCOME) EXPENSE:
Interest Expense	0.2%	0.4%
Other expense (income), net	-0.2%	-0.7%
Total other (income) expense	0.0%	-0.3%

NET INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	17.5%	9.1%

INCOME TAX	0.7%	0.6%
NET INCOME BEFORE NONCONTROLLING INTERESTS	16.8%	8.5%
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	14.5%	17.7%
NET INCOME (LOSS) ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	2.3%	-9.2%

Results of Operations

Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013

Net patient service revenue is reported as the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service. The amounts actually collected by the Company from third-party payors, including private insurers vary even for identical procedures performed. An additional factor in the determination of net patient service revenue is the Company’s payor mix, as between private health insurance plans, workers’ compensation, directly from patients and from government payor plans. Management reviews and evaluates historical payment data, payor mix and current economic conditions on a periodic basis and adjusts the estimated collections as a percentage of gross billings, which are used to determine net patient service revenue, as required based on final settlements and collections.

Net patient service revenue for the nine months ended September 30, 2014, totaled $44.4 million, an increase of $26.8 million or 152.1%, compared to $17.6 million from the prior corresponding period. The increase in net patient service revenue was primarily due to an increase in total case volume, particularly under general surgery where the company has been performing bariatric surgeries.

Operating salaries and benefits for the nine months ended September 30, 2014, totaled $6.9 million, an increase of $3.4 million or 97.4% from the prior corresponding period. This increase is primarily due to increased staffing at the MSID location and the opening of the NHSC-S location.

Drugs and medical supplies expense for the nine months ended September 30, 2014, totaled $6.2 million, an increase of $4.0 million or 175.7% from the prior corresponding period. This increase is primarily due to an increase in case volume at all Nobilis Facilities.

Operating general and administrative expense for the nine months ended September 30, 2014, totaled $18.1 million, an increase of $11.9 million or an increase of 190.8% from the prior corresponding period. This increase is primarily due to an increase in marketing expense, physician contracting, general infrastructure development, such as rent, telecommunication, travel, consulting, etc., and revenue cycle management. Marketing expenses increased from $1.4 million for the nine months ended September 30, 2013 to $2.5 million for the corresponding period in 2014. For the development of the marketing programs, the Company entering into independent contractor agreements with physicians to provide services to the Company including administrative, management, and marketing services. This expense increased from $0.1 million for the nine months ended September 30, 2013 to $3.0 million in 2014. Expenses related to general infrastructure development increased by $1.2 million from $0.9 million in 2013 to $2.1 million in 2014.

In addition, operating general and administrative expenses increased as a result of an increase in revenue cycle management expenses. Pursuant to the terms of this arrangement, the Company, from time to time, shall transfer to the third party certain of its accounts receivable payments on a non-recourse basis in return for advancement on payment for a faster cash collection. The advancement payment varies by specialties and on average is between 20 and 50% of the amounts transferred. The Company does not have any other relationship with this third party other than the vendor relationship described herein. For the nine months ended September 30, 2014 and 2013 advancement payment of $0.6 million and $0.2 million was received by the Company. During the same period, $4.8 million and $1.3 million of receivables were transferred resulting in an increase in revenue cycle management expenses of $3.5 million.

Depreciation for the nine months ended September 30, 2014, totaled $1.0 million, an increase of $0.5 million or 105.4% from the prior corresponding period. This increase is primarily due to an increase in property and equipment from the NHSC-S location.

In total, Corporate costs for the nine months ended September 30, 2014, totaled $4.5 million, an increase of $0.9 million or 24.2% from the prior corresponding period. The increase was primarily attributable to additional staff recruited related to marketing and acquisitions and legal fees incurred related to litigation. The Company presents corporate costs as a separate section from the operating expenses of the revenue generating operational facilities to illustrate the Company’s operation efficiency.

Net income attributable to noncontrolling interests are based on ownership percentages in the Northstar Facilities that are owned by outside parties.

Liquidity, Capital Resources and Financial Condition

Liquidity refers to an entity’s ability to meet its financial obligations and commitments as they become due. The Company is dependent upon cash generated from operating activities of the Northstar entities, which are the major source of financing for its operations and for meeting its contractual obligations.

As of December 31, 2013, the Company had consolidated net working capital of $8.4 million. Cash balances were $5.6 million and total accounts receivable were $8.3 million. Accounts payable and accrued liabilities totaled $4.7 million. Total cash and cash equivalent available could support seventy-nine (79) days of the Company’s operations.

As of September 30, 2014, the Company had consolidated net working capital of $21.4 million. Cash balances were $13.3 million and total accounts receivable were $18.8 million. Accounts payable and accrued liabilities totaled $11.8 million. Total cash and cash equivalent available could support sixty-two (62) days of the Company’s operations.

In conjunction with the Company’s purchase of Palladium for Surgery – Dallas, Ltd. (“PFSD”), the Company entered into a promissory note with Dr. Donald Kramer, the Company’s Chief Executive Officer (CEO) for a principal amount of $2.1 million on January 1, 2011.

The note was initially amended in March 2012, in conjunction with the private placement of common shares that occurred in January 2012. The amended note had a principal balance of $1.7 million for the year ended December 31, 2012.

The note was subsequently amended in March 2013. The amended note has a principal balance of $1.7 million and bears interest at 5.25% per annum until January 2014, when the interest rate increased to 6.25% per annum. The principal amount and any accrued and unpaid interest is due on or before December 31, 2014. Interest payments are payable on a monthly basis. Outstanding interest payments from 2013 have been paid as of the date of these financials. The note is included in the statement of financial position as a short-term liability.

The promissory note provides that any outstanding indebtedness will be paid prior to December 31, 2014 in the event of either of the following occurrences (i) the Company raises capital in excess of $5.0 million; or (ii) the Company reports on its financial statements for the year ended December 31, 2013, earnings before interest, taxes, depreciation, and amortization (EBITDA) of $5.0 million or more.

In December 2013, the Company issued, through a private placement agreement, 5,862,500 Units, at a price of C$0.80 per Unit. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant exercisable for one additional share at a price of C$1.10. Through the private placement, the Company raised $4.1 million, net of offering costs of $0.3 million.

In August 2014, the Company elected to accelerate the expiry date of the common share purchase warrants originally issued by Northstar as part of its unit private placement completed on December 16, 2013 (the "2013 Private Placement"). Each Warrant entitled the holder thereof to purchase one additional common share of Northstar at a price of Cdn$1.10. Northstar received total gross proceeds of Cdn$3,224,375 from the exercise.

In September 2014, the Company issued, through a private placement agreement, 5,568,400 Units, at a price of Cdn$1.30 per Unit. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant exercisable for one additional share at a price of Cdn$1.80. Through the private placement, the Company raised USD$6.1 million, as of September 30, 2014, net of offering costs of USD$0.5 million.

Critical Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to the valuation of financial instruments, acquired assets and liabilities, intangible assets, goodwill, accounts receivable, inventories, provisions for potential liabilities, determination of net patient service revenue and income tax provisions.

Net patient service revenue of the Company include amounts for services billed to private insurance carriers, federal and state agencies and patients. Billed revenues are recorded net of the estimated contractual adjustments provided for under the reimbursement practices of the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on historical payment data, current economic conditions and other pertinent facts for each Northstar Facility. Management reviews and evaluates historical payment data and current economic conditions on a quarterly basis and adjusts its estimates as appropriate. There was no significant change in the contractual allowance adjustments and allowances for doubtful accounts for the period ending December 31, 2013 and September 30, 2014.

Quantitative and Qualitative Disclosure about Market Risk

As a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

Item 3.               PROPERTIES

We lease office space for our principal executive offices in Houston, Texas. We also lease local office space in various cities in which we operate. We believe all properties that we currently occupy are suitable for their intended uses. We believe that our current facilities are sufficient to conduct our operations. However, we continue to evaluate the purchase or lease of additional properties or the consolidation of our properties, as our business requires.

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Northstar Healthcare Surgical Center-Dallas: The 20,929 sq. ft. facility is currently leased from a third-party in Dallas, Texas under two leases. The first lease covering 17,205 sq. ft. has an expiration date of May 2017, and is currently in good standing. The second lease covering 3,724 sq.ft. has an expiration date of January 31, 2015, and is currently in good standing. The facility is operated by NHC ASC - Dallas.

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Kirby Surgery Center: The approximately 11,000 sq. ft. facility is leased from a third-party in Houston, Texas. The lease was renewed in 2014 for an additional ten years and is currently in good standing.

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Northstar Healthcare Surgical Center - Scottsdale: The 18,643 sq. ft. facility is currently leased from a third-party in Scottsdale, Arizona. The lease has a term that ends in 2022 and is currently in good standing.

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Corporate /Northstar Healthcare Surgical Center - Houston: The 24,586 sq. ft. facility is currently leased from a third-party in Houston, Texas. The lease has a term that ends in 2018 and is currently in good standing.

-	Corporate: The 4,905 sq. ft. facility is currently leased from a third-party in Houston, Texas. The lease has a term that ends in 2023 and is currently in good standing.

-	First Nobilis Surgical Center: The 11,025 sq. ft. facility is currently leased from a third-party in Houston, Texas. The lease has a term that ends in 2033 and is currently in good standing

-	First Nobilis Hospital: The 23,000 sq. ft. facility is currently leased from a third-party in Houston, Texas. The lease has a term that ends in 2033 and is currently in good standing.

-	First Nobilis Hospital: The expanded 41,000 sq. ft. facility is currently leased from a third-party in Houston, Texas. The lease has a term that ends in 2033 and is currently in good standing.

-	Athas Health – Corporate: The 16,139 sq. ft. facility is currently leased from a third-party in Houston, Texas. The lease has a term that ends in 2016 and is currently in good standing.

Item 4.               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information related to the beneficial ownership, as of the close of business on January 26, 2015 of our common stock by all persons we know who beneficially hold more than 5% of our securities.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power as indicated with respect to all securities that they beneficially own, subject to applicable community property laws.

In computing the number of securities beneficially owned by a person and the percentage ownership of that person, we deemed outstanding the shares underlying stock options, warrants and convertible notes held by that person that are currently exercisable or exercisable within 60 days after December 1, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Stockholders Known by Us to Own Over 5% of Our Common Stock

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percentage of Class(1)
Common	Donald Kramer 4120 Southwest Freeway, Suite 150 Houston, Texas 77027	19,372,282	32.2%
Common	Harry Fleming 4120 Southwest Freeway, Suite 150 Houston, Texas 77027	4,996,755	8.3%
Common	Chris Lloyd	3,566,434	6.0%

(1) Based on 60,069,704 shares of our common stock issued and outstanding as at February 23, 2015.

Common Stock Owned by Officers and Directors

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percentage of Class(1)
Common	Donald Kramer – Chairman and Director	19,372,282	32.2%
Common	Harry Fleming – Director & President (2)	4,996,755	8.3%
Common	Chris Lloyd – CEO	3,566,434	6.0%
Common	Richard Ganley – Director	55,200	0.1%

Common	Thomas O. Foster, III – Director	126,788	0.2%
Common	Andy Chen – Chief Financial Officer	303,000	0.5%
Common	Directors and Officers as a group (6 persons)	28,470,456	47.1%

1)	Based on 60,069,704 shares of our common stock issued and outstanding as at February 23, 2015.
2)	On July 22, 2014, Mr. Fleming was named as our President. Prior to that time. Mr. Fleming served as the Chief Financial Officer of our company.

Changes in Control

There are no arrangements, known to us, the operation of which may at a subsequent date result in a change of our company.

Item 5.               DIRECTORS AND EXECUTIVE OFFICERS

Directors

We are governed by a board of directors, referred to as the "Board", each member of which is elected annually. The following sets forth information relating to our directors and executive officers.

The current directors of our company are as follows:

Name (Age) and Residence	Position	Principal Occupation (if not with our company)

Donald Kramer, M.D. (58) Texas USA (1)	Chariman of the Board of Nobilis
Harry Fleming (55) Texas, USA	President of Nobilis and Northstar Acquisitions and Director of Nobilis
Thomas O. Foster (75) Texas, USA (3), (2)	Director of Nobilis
Jennifer Pfahler (46) New Jersey, USA (3)	Director of Nobilis	Executive VP of Health of Daniel J. Edelman, Inc.
Richard Ganley (54) Arizona, USA (2)	Director of Nobilis	CEO of Van Go Activities and Beehive Logistics & Mobility Innovations

Dr. Kramer was a director at the time of the company's initial public offering in March 2007 but subsequently ceased to be a director for a short period of time until his reappointment in October 2010. Mr. Fleming was originally appointed in October 2010 and were subsequently elected at our 2011 Annual Shareholder Meeting in June 2011. Jennifer Pfahler, and Richard Ganley were first elected at the Company’s 2013Annual Shareholder Meeting in June 2013. Mr. Foster was appointed to the board in July 2014.

Officers

The current Executive Officers of our company are as follows:

Name	Age	Positions
Harry Fleming	55	President, Secretary and Director
Chris Lloyd	42	Chief Executive Officer
Andy Chen	38	Chief Financial Officer

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Chris Lloyd. Mr. Lloyd serves as the Company’s CEO. Mr. Lloyd began his career at Ernst & Young LLP in the Assurance and Advisory Business Services practice. After Ernst & Young, he went to work in Corporate Development for an international electric power development company. Mr. Lloyd next served as the Chief Financial Officer for TransAtlantic Petroleum, a publicly traded international oil and gas company. His resume also includes investment, ownership and management of a successful technology company as well as a real estate development venture. During his career he has been involved in funding, development, M&A and restructuring transactions totaling over $5 billion in value.

Mr. Lloyd founded North American Spine in January of 2009 and has since led its transformation to Athas Health LLC.

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Harry Fleming. Mr. Fleming serves as the Company’s President and as a member of the Board of Directors. Mr. Fleming has over 25 years of legal and business experience in corporate finance and securities law, focusing much of his career on emerging growth companies, mergers and acquisitions, strategic business planning and turnaround execution. His background includes venture capital representation, business strategy consulting, public company representation, as well as mergers and acquisitions with high tech firms in Houston and Boston. Additionally, he has extensive experience with consolidating companies in the healthcare, energy, and waste management industries. As CEO, President, CFO and General Counsel for several public and private companies, Fleming has a broad base of experience dealing with turnaround and growth strategies. Fleming has been a director of Nobilis since October, 2010. He became the CFO in January, 2013 and President in July, 2014. Prior to Nobilis, Mr. Fleming was CEO and Director of Acro Energy from October 2007 to December 2012.

Having spent more than 20 years at law firms in Houston and Boston, Fleming maintains the highest rating (AV) of U.S. attorneys by Martindale-Hubbell. Fleming is admitted to practice law in the State of Texas and the Commonwealth of Massachusetts. He is also admitted to practice before the U.S. Supreme Court. Fleming received his MBA from Boston College in 1999, JD from the University Houston in 1983, and BA from the University of St. Thomas in 1980.

Andy Chen. Mr. Chen has over 13 years of experience in financial management and strategic development, focusing primarily in the health care and technology industries. Mr. Chen joined Nobilis in November 2013 at Sr. Vice President of Finance. In September 2014, Mr. Chen became Nobilis CFO. From 2011 to 2013 he served as the President and Chief Financial Officer of Acro Energy, Inc. Prior to that, Mr. Chen was the Chief Financial Officer for a healthcare development company that owns and operates multiple surgical hospitals and ambulatory surgical centers in 2010 and 2011. Before taking on responsibilities as part of the senior management team, he was Project Manager at Houston Methodist and then Director of Finance at Nobilis. His expertise includes start-up ventures, process improvement, and financial modeling. Mr. Chen received his Master’s degree in Health Care Administration and Bachelor of Science degree in Finance with minors in Economics and Psychology from Trinity University. He currently serves on the board for Healthcare for the Homeless – Houston, a not-for-profit organization dedicated to serving local under-served communities.

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Donald Kramer, M.D. Dr. Kramer serves as the chairman of the Company’s Board and Executive Chairman. After graduation from Jefferson Medical College in 1981, Dr. Kramer practiced general medicine until 1990 when he entered anesthesiology training in New York then pain management fellowships at Harvard University and Texas Tech University. In 1994, Dr. Kramer developed a private clinical practice in Houston from which he retired in 2007 to direct Nobilis Health Corp.’s initial public offering. He served as Nobilis’s first CEO. Dr. Kramer has been a partner in, managed or developed more than thirty outpatient surgical centers. He served as Nobilis’ CEO from 2007 until he stepped down in late 2009. In 2010 Kramer was a private investor and full time student in the executive MBA program at the University of Texas. In October 2010 through a private placement, Dr. Kramer purchased a controlling interest in Nobilis Health Corp. (then Northstar Healthcare Inc.) and immediately became its chairman of the board of directors. In November, 2010 Dr. Kramer assumed the role of CEO of Northstar Healthcare Inc.

In May 2011, Dr. Kramer received his MBA from University of Texas.

Dr. Kramer continued to work full time as the CEO of Nobilis until he resigned his position in December, 2014.

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Jennifer Pfahler. Ms. Pfahler serves as an independent director. Ms. Pfahler is a consumer health, wellness, and lifestyle specialist, with Daniel J. Edelman, Inc. dba Edelman, who has worked with leading national brands, hospitals, and public health organizations for over 22 years. Ms. Pfahler joined Edelman in 2005. She actively represents leading health, food/nutrition, and c onsumer product and technology companies, including Merck Consumer Healthcare, Glaxo SmithKline, Pfizer, Johnson & Johnson, The Dannon Company, GNC, Microsoft, SpaFinder Wellness, and the American Heart Association. Her hospital experience includes representing Allina Health, Ascension Health, Hospital Sisters Health System, and Cancer Treatment Centers of America. From 2012 through 2014, Ms. Pfahler was a member of the Board of Directors of the American Disability Association and the American Heart Association. Ms. Pfahler is currently a member of the Nobilis’ Audit Committee and Compensation Nomination and Corporate Governance Committee.

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Richard Ganley. Mr. Ganley is an independent director. Mr. Ganley founded and was the Chief Executive Officer of Global Mobility Solutions, a worldwide leader in mobility services and technologies. Mr. Ganley is currently a member of the board directors for Global Mobility Solutions. In 2011, Mr. Ganley founded Van Go Activities, LLC. Van Go Activities delivers Medicare recipients with benefits and services that reduce healthcare costs and improve health outcomes. Ganley is currently CEO of Van Go Activities. In 2012, Mr. Ganley co-founded In-A- Visit, LLC, an interactive technology company focused on helping the hospice, home health and health industries reduce costs, improve service levels and health outcomes. Mr. Ganley remains a director of In-A-Visit, LLC. In 2013, Mr. Ganley became a director of Nobilis. Mr. Ganley is currently a member of the Nobilis’ Audit Committee and Compensation Nomination and Corporate Governance Committee.

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Thomas Foster. Mr. Foster is an independent director. Mr. Foster practiced federal and cross- border taxation (international, state and local) for 30 years (through 1997) at Exxon. Mr. Foster presented numerous tax presentations and meetings with various foreign governments (including China) on local and U.S. tax issues of concern to U.S. oil companies. He managed state income tax litigation (including various major Alaska tax cases). He coordinated industry efforts to challenge states’ positions on various tax issues in state and federal courts, including the U.S. Supreme Court. In addition, Mr. Foster private practiced law specializing in tax and restructuring. Mr. Foster received his LLM in taxation from New York University School of Law, his JD from Baylor University School of Law and his BBA from Baylor University School of Business. Mr. Foster is a CPA and admitted to practice law in the State of Texas.

Mr. Foster has maintained a private law practice since 1997. In 2010, he joined the Nobilis Board of Directors. In 2011, Mr. Foster joined as its CFO. He resigned that position and began as the companies outside Chief Tax Counsel in February 2012. In July 2014, Mr. Foster was appointed to the Nobilis Board of Directors. Mr. Foster is currently a member of the Nobilis’ Audit Committee and Compensation Nomination and Corporate Governance Committee.

None of our directors is a director in any other U.S. reporting companies nor has he/she been affiliated with any company that has filed for bankruptcy within the last ten years. The company is not aware of any proceedings to which any of our directors or any of their associates is a party adverse to the company or any of the company's subsidiaries or has a material interest adverse to it or any of its subsidiaries.

There are no legal proceedings that have occurred within the past ten years concerning our directors or executive officers which involved a criminal conviction; a criminal proceeding; an administrative or civil proceeding limiting one's participation in the securities or banking industries; a finding of securities or commodities law violations, or violation of law or regulation prohibiting fraud in connection with any business entity; or such person was the subject of any sanction or order of any self-regulatory organization or organization that has disciplinary authority over its members.

Item 6.               EXECUTIVE COMPENSATION

Summary Compensation Table
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards ($) (2)	Non-equity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)(3)	All Other Compensation ($)	Total ($)
Chris Lloyd, Chief Executive Officer	2014	46,154	-	-	2,614,730	-	-		2,660,884
Harry Fleming, President (4)	2014	330,651	112,000	3,162,378	-	-	13,361		3,618,390
	2013	217,091	56,000	4,000	134,193	-	2,669	50,180 (5)	520,133
Andy, Chief Financial Officer	2014	160,174	73,500		171,435	-	7,890		412,999
	2013	17,308	-		77,869	-	-		95,177
Donald L. Kramer, Former Chief Executive Officer	2014	365,250	122,500	2,453,065	–	-	7,992		2,948,807
	2013	350,000	61,250	–	–	-	10,338		482,838
Kenneth Efird, Former Chief Operating Officer (7)	2014	222,805	-	-	-	-	11,011		233,818
	2013	233,269	43,750	–	134,193	-	8,048		463,010

Notes:

(1)        Consists of RSUs that, upon vesting, may be paid by Nobilis in cash or through the issuance of common shares from treasury. These figures reflect the grant date fair value.
(2)        For details on the methodology used to calculate the fair value of the Company’s 2013 stock option awards, see Note 15 of the December 31, 2013 Consolidated Financial Statements of Nobilis Health. For details on the methodology used to calculate the fair value of the Company’s 2014 stock option awards, see Note 15 of the September 30, 2014 Interim Consolidated Financial Statements of Nobilis Health. The methodology used to calculate the fair value of the stock option awards granted subsequent to September 30, 2014 is consistent with that of prior periods.
(3)        Represents contributions made to the employees 401k Plan
(4)        Mr. Fleming joined Nobilis as its Chief Financial Officer in 2013.
(5)        Represents Mr. Fleming’s director fees and consulting fees.
(6)        Mr. Efird joined Nobilis as its Chief Operating Officer in 2013 and resigned in 2014.

As of January 1, 2015 the Company had employment agreements with three executives: Christopher Lloyd, Harry Fleming and Andy Chen. In addition, the Company has an Executive Transition Agreement with Donald Kramer, which governed certain compensation terms related to Dr. Kramer’s transition from Chief Executive Officer to Executive Director.

Christopher Lloyd, Chief Executive Officer. Base compensation and Term. Mr. Lloyd’s employment agreement, effective as of November 26, 2014, has a term of 3 years and will automatically renew for additional 1 year terms unless the employment agreement is terminated by either party at least 30 days prior to the end of the initial 3-year term or any subsequent 1-year term. Mr. Lloyd’s salary is $600,000 in the first year of the initial term and increases to $625,000 and $650,000 in years 2 and 3, respectively.

Termination Provisions. Mr. Lloyd may terminate his employment agreement with “good reason” upon the occurrence of any of the following: i) a diminution in title or duties, ii) a failure by the Company to substantially perform any material term in his employment agreement, iii) relocation of the Company’s principal place of business more than 50 miles from its current location, iv) a reduction in salary or benefits other than as the result of adverse financial conditions of the Company, or v) a change in control of the Company.

The Company may terminate Mr. Lloyd’s employment agreement for “cause” upon the occurrence of any of the following: i) a failure to perform substantially all of his duties, ii) his dishonesty or gross negligence, iii) his conviction or nolo contendere plea to a felony, iv) any willful act or omission by him that is materially injurious to the financial condition or business reputation of the Company, v) his failure to comply with a written directive of the Board or Chief Executive Officer, or vi) a breach of the non-competition or intellectual property confidentiality provisions contained in the employment agreement.

In the event that Mr. Lloyd terminates his employment agreement for “good reason” or the Company terminates his employment agreement without “cause”, Mr. Lloyd is entitled to receive one year’s base salary as a separation benefit.

Incentive Compensation. In addition to his base salary, Mr. Lloyd may receive certain cash and equity incentive compensation. Mr. Lloyd participates in the Company’s Short Term Incentive Program, which entitles him to receive as a bonus, up to 40% of his yearly base salary if the Company achieves certain financial metrics established each year by the Company’s Compensation, Nomination and Corporate Governance Committee. Mr. Lloyd is also entitled to receive up to 1,500,000 Company Stock Options that vest as follows - 500,000 vested on January 1, 2015, 500,000 will vest on December 1, 2015 and 500,000 will vest on December 1, 2016.

Mr. Lloyd is entitled to participate in the Companies 401k plan. Mr. Lloyd is not entitled to any other material compensation, including without limitations, equity, bonus, or retirement benefits.

Harry Fleming, President. Base compensation and Term. Mr. Fleming’s employment agreement, effective as of October 1, 2014, has a term of 3 years and will automatically renew for additional 1 year terms unless the employment agreement is terminated by either party at least 30 days prior to the end of the initial 3-year term or any subsequent 1-year term. Mr. Fleming’s salary is $425,000 in the first year of the initial term and increase to $450,000 and $475,000 in years 2 and 3, respectively.

Termination Provisions. Mr. Fleming may terminate his employment agreement with “good reason” upon the occurrence of any of the following: i) a diminution in title or duties, ii) a failure by the Company to substantially perform any material term in his employment agreement, iii) relocation of the Company’s principal place of business more than 50 miles from its current location, iv) a reduction in salary or benefits other than as the result of adverse financial conditions of the Company, or v) a change in control of the Company.

The Company may terminate Mr. Fleming’s employment agreement for “cause” upon the occurrence of any of the following: i) a failure to perform substantially all of his duties, ii) his dishonesty or gross negligence, iii) his conviction or nolo contendere plea to a felony, iv) any willful act or omission by him that is materially injurious to the financial condition or business reputation of the Company, v) his failure to comply with a written directive of the Board or Chief Executive Officer, or vi) a breach of the non-competition or intellectual property confidentiality provisions contained in the employment agreement.

In the event that Mr. Fleming terminates his employment agreement for “good reason” or the Company terminates his employment agreement without “cause”, Mr. Fleming is entitled to receive any earned by unpaid base salary, accrued but unused vacation pay, and any incurred but unreimbursed business expenses.

Incentive Compensation. In addition to his base salary, Mr. Fleming may receive certain cash and equity incentive compensation. Mr. Fleming participates in the Company’s Short Term Incentive Program, which entitles him to receive as a bonus, up to 40% of his yearly base salary if the Company achieves certain financial metrics established each year by the Company’s Compensation, Nomination and Corporate Governance Committee. Per the agreement, the Company awarded Mr. Fleming 1,000,000 RSUs that vest in 10 years regardless of Mr. Fleming’s employment status with the Company (the “First Fleming Grant of RSUs”). The these RSUs will immediately vest, however, upon the occurrence of any of the following: i) the termination of Mr. Fleming’s employment (for any reason), ii) a change in control of the Company, or iii) at Mr. Fleming’s election if there is a formal offer from a third party to buy or to merge the Company. In addition, the agreement (later amended as described below) contained an additional award of 1,000,000 RSUs (the “Second Fleming Grant of RSUs”) which would have been awarded in the event of a consummated change in control or in the event that the Company terminated Mr. Fleming’s employment agreement without cause (defined in the agreement) or Mr. Fleming terminated his employment with good reason (defined in the agreement). Due to the acquisition of Athas Health, LLC and the change in Mr. Fleming’s role with the Company as the result of the anticipated scope of Mr. Lloyd’s duties, the Board approved amendments to Mr. Fleming’s employment agreement such that the Second Fleming Grant of RSUs was deleted in its entirety and the First Fleming Grant of RSUs was increased from 1,000,000 RSUs to 2,000,000 RSUs.

Mr. Fleming is entitled to participate in the Companies 401k plan. Mr. Fleming is not entitled to any other material compensation, including without limitations, equity, bonus, or retirement benefits.

Andy Chen, Chief Financial Officer. Base compensation and Term. Mr. Chen’s employment agreement, effective as of November 26, 2014, has a term of 3 years and will automatically renew for additional 1 year terms unless the agreement is terminated by either party at least 30 days prior to the end of the initial 3-year term or any subsequent 1-year term. Mr. Chen’s salary was $170,000 in 2014 and increased, per his employment agreement, to $200,000 on January 1, 2015.

Termination Provisions. Mr. Chen may terminate his employment agreement with good reason upon the occurrence of any of the following: i) a diminution in title or duties, ii) a failure by the Company to substantially perform any material term in his employment agreement, iii) relocation of the Company’s principal place of business more than 50 miles from its current location, iv) a reduction in salary or benefits other than as the result of adverse financial conditions of the Company, or v) a change in control of the Company.

The Company may terminate Mr. Chen’s employment agreement for cause upon the occurrence of any of the following: i) a failure to perform substantially all of his duties, ii) his dishonesty or gross negligence, iii) his conviction or nolo contendere plea to a felony, iv) any willful act or omission by him that is materially injurious to the financial condition or business reputation of the Company, v) his failure to comply with a written directive of the Board or Chief Executive Officer, or vi) a breach of the non-competition or intellectual property confidentiality provisions contained in the employment agreement.

In the event that Mr. Chen terminates his employment agreement for “good reason” or the Company terminates his employment agreement without “cause”, Mr. Chen is entitled to receive one year’s base salary as a separation benefit.

Incentive Compensation. In addition to his base salary, Mr. Chen may receive certain cash and equity incentive compensation. Mr. Chen participates in the Company’s Short Term Incentive Program, which entitles him to receive as a bonus, up to 40% of his yearly base salary if the Company achieves certain financial metrics established each year by the Company’s Compensation, Nomination and Corporate Governance Committee. Mr. Chen has received 200,000 Company Stock Options. The Board has accelerated the vesting of the 200,000 Stock Options issued to Mr. Chen from vesting in one-third increments on May 9, 2015, May 9, 2016 and May 9, 2017, respectively, to all such Stock Options vesting on February 3, 2015.

Mr. Chen is entitled to participate in the Companies 401k plan. Mr. Chen is note entitled to any other material compensation, including without limitations, equity, bonus, or retirement benefits.

Donald Kramer, Executive Director. As the result of the Athas Health, LLC acquisition, Dr. Kramer resigned as Chief Executive Officer of the Company and assumed the role of Executive Director. Dr. Kramer’s compensation as Executive Director remains at $450,000 per year, which was the salary he received as Chief Executive Officer. The Company and Dr. Kramer executed a Confidential Executive Transition Agreement, in which the parties agreement that Dr. Kramer would receive, in lieu of any incentive or separation compensation due under his employment agreement, 2,000,000 RSUs will vest the sooner of i) ten years or ii) the termination of his role as Executive Director.

Dr. Kramer is not entitled to any other material compensation, including without limitations, equity, bonus, or retirement benefits.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($CAD)	Option Expiry Date	Number of Shares that have not Vested	Market or Payout Value of Share- based Awards that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Harry Fleming, President	N/A	N/A	N/A	N/A	N/A	N/A	2,650,000	3,162,378
Donald Kramer, Former CEO	N/A	N/A	N/A	N/A	N/A	N/A	2,000,000	2,453,065
Chris Lloyd,	N/A	1,500,000	$1.87	1 Dec 24	N/A	N/A	N/A	N/A
Andy Chen	100,000	200,000	100,000- $.95 200,000- $1.06	4 Dec 2023 9 May 2024	N/A	N/A	N/A	N/A

2014 DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash($)	Stock Awards(1) ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Douglas Samuelson(2)	36,000	81,971	-	-	-	106,000	223,971
Thomas Foster	22,000	-	-	-	-	42,000	64,000
Richard Ganley	48,000	-	-	-	-	10,000	58,000
Jennifer Pfahler	48,000	-	-	-	-	-	48,000
James G. Springfield(2)	24,000	-	-	-	-	5,000	29,000

Notes:

(1)	Consists of RSUs that, upon vesting, may be paid by Nobilis in cash or through the issuance of common shares from treasury. These figures reflect the grant date fair value.
(2)	Mr. Samuelson and Mr. Springfield resigned as directors on July 14, 2014.

Item 7.               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director Independence

We have determined that the following three of our current five directors, being a majority of our directors, are independent within the meaning of Canadian securities laws, the rules of the Toronto Stock Exchange and Section 803A of the NYSE MKT Company Guide.

Thomas O. Foster, III	Independent Director and Audit Committee Member
Richard Ganley	Independent Director and Audit Committee Member
Jennifer Pfahler	Independent Director and Audit Committee Member

Related Party Transactions

Except as described below, there were no transactions with any executive officers, directors, 5% stockholders and their families and affiliates since September 30, 2014.

On January 1, 2011 and as amended and restated on March 6, 2012, Northstar Subco entered into a promissory note with Donald Kramer, our Chief Executive Officer in the amount of $1,692,565.00 with interest accruing at 5.25% . This note is in good standing.

On June 20, 2013, Northstar Acquisitions entered into a promissory note with Harry Fleming, our then Chief Financial Officer in the amount of $150,000 with interest accruing at 5.5% . Per the terms of the note, no payment on the principal is owed until June 30, 2017. The note currently is in good standing.

Item 8.               LEGAL PROCEEDINGS

From time to time, we may become involved in litigation relating to claims arising out of its operations in the normal course of business. We are not involved in any pending legal proceeding or litigation and, to the best of our knowledge, no governmental authority is contemplating any proceeding to which we area party or to which any of our properties is subject, which would reasonably be likely to have a material adverse effect on us, except for the following:

Adam Lefton, our former Chief Marketing Officer, on December 27, 2013 filed suit in the 11th District Court of Harris County, Texas against us and our subsidiary, Northstar Acquisitions, alleging breach of his employment agreement and claiming to have suffered damages. We have answered the suit denying the claims. As of September 30, 2014, based on the early nature of these proceedings no provision has been made for this claim. Mr. Lefton alleges damages of $676,500 plus 1,000,000 common shares of our Company.

Item 9.               MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market information.

Our common stock is listed and posted for trading on the Toronto Stock Exchange under the symbol "NHC". The following table sets forth the reported high and low prices and the trading volume for our common shares on the Toronto Stock Exchange for the periods indicated in 2013 and 2014:

Month	High (C$)	Low (C$)	Trading Volume (#)
2014 Q4	3.60	1.11	10,345,600
2014 Q3	1.58	1.06	3,484,918
2014 Q2	1.22	1.02	2,095,400
2014 Q1	1.28	0.98	3,828,300
2013 Q4	1.64	0.71	3,441,700
2013 Q3	0.87	0.39	1,382,400
2013 Q2	0.47	0.28	729,500
2013 Q1	0.52	0.13	2,631,300
2012 Q4	0.15	0.09	542,600
2012 Q3	0.22	0.09	278,200
2012 Q2	0.25	0.11	294,800
2012 Q1	0.21	0.15	282,600

Holders.

As of September 30, 2014, we had approximately 1,500 holders of record of our common stock.

Dividends.

We have not declared or paid any cash dividends on our common stock for over five years and we do not anticipate paying any dividends in the foreseeable future. We expect to retain any future earnings to finance our operations and expansion. The payment of cash dividends in the future will depend upon our future revenues, earnings and capital requirements and other factors the Board considers relevant.

Securities authorized for issuance under equity compensation plans.

The following table provides a summary of securities authorized for issuance under our company's equity compensation plans as of the end of the fiscal year ended December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights ($CAD)	Number of securities remaining available for future issuance under equity compensation plans(1)(2)
Equity compensation plans approved by security holders (aggregated)	10,479,510	1.46	5,110,645
Equity compensation plans not approved by security holders (aggregated)	1,048,218	1.87	–
Total	11,527,728		5,110,645

___________________________
Notes:

(1)	Includes securities issued under our Restricted Share Unit Plan and Stock Option Plan up to December 31, 2014.
(2)	Excludes securities reflected in column entitled “Number of securities to be issued upon exercise of outstanding options, warrants and rights”.

Item 10.             RECENT SALES OF UNREGISTERED SECURITIES

In January 2012, we issued 2,000,000 common shares at a price of C$0.20 under a private placement agreement with Dr. Kenneth Alo. The total purchase price approximated C$0.4 million.

In December 2013, we issued, by way of a brokered private placement, 5,862,500 units, at a price of C$0.80 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant exercisable for one additional share at a price of C$1.10 for a period of two years. Through the private placement, we raised gross proceeds of approximately $4.4 million. The shares were issued in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended. Except for the matters described above, the Registrant has not sold any of its equity securities within the past three years which were not registered under the Securities Act.

In September 2014, we issued, by way of a brokered private placement, 5,568,400 units, at a price of C$1.30 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant exercisable for one additional share at a price of C$1.80 for a period of two years. Through the private placement, we raised gross proceeds of approximately $6.5 million. The shares were issued in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended. Except for the matters described above, the Registrant has not sold any of its equity securities within the past three years which were not registered under the Securities Act.

Each of the foregoing issuances was exempt from the registration requirements of the Securities Act of 1933, as amended pursuant to Section 4(2).

Item 11.             DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Common Shares

The following description of our common stock is a summary and is qualified in its entirety by the provisions of our Articles which have been filed as an exhibit to this registration statement.

Our authorized share capital consists of an unlimited number of common shares. As of December 31, 2013, there were 42,729,547 issued and outstanding common shares and as of February 23, 2015 there were 60,069,704 issued and outstanding common shares. The power to allot and issue shares is conferred upon our Board of Directors. We may from time to time amend our Articles to add, change or remove any provision that is permitted by the BCBCA to be, or that is, set out in its Articles, including without limiting the generality of the foregoing, to: (i) create new classes of shares; (ii) change the designation of all or any of its shares; add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; and (iv) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series. The holders of shares of a class are entitled to vote separately as a class upon a proposal to amend the Articles to, inter alia, add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of such class. The foregoing amendments to the Articles must be authorized by a special resolution of shareholders holding at least 662/3% of the outstanding Common Shares.

Each common share carries one vote on all matters to be voted on at all meetings of shareholders. Generally, under the BCBCA, the holders of shares of a class are entitled to vote separately as a class, regardless of whether such class otherwise carries the right to vote, in a number of circumstances, including in respect of proposals to amend the Articles to add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class, or to increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shareholders’ shares of such class. In addition, the holders of shares of a class are entitled to vote, regardless of whether such class otherwise carries the right to vote, in respect of an amalgamation agreement, continuance or squeeze-out transaction, or in the event of a sale, lease or exchange of all or substantially all of the company's property out of the ordinary course of our business.

The holders of the common shares are entitled to receive dividends and we shall pay dividends thereon, if, as and when declared by the Board of Directors out of the moneys of the company properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, and all dividends which the Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of the company, whether voluntary or involuntary, or any other distribution of assets of the company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of any shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, shareholders shall be entitled to receive the remaining property and assets of the company.

Warrants

As of February 23, 2015 we had 2,374,000 warrants outstanding to purchase common shares at an exercise price of C$2.20. Each share purchase warrant entitles the holder to purchase, subject to adjustment, one common share of our company for a period of two years until September 26, 2016.

As of February 23, 2015, we had 133,572 transferable Agent’s Warrants outstanding to purchase common shares at an exercise price of C$0.95 and 136,466 transferable Agent’s Warrants outstanding to purchase common shares at an exercise price of C$1.37. Each Agent’s Warrant entitles the holder to purchase, subject to adjustment, one common share of our company for period of two years ending December 16, 2015 and September 26, 2016. The Agent’s Warrants were issued in connection with the company’s private placements in December 2013 and September 2014.

Stock Options

As of February 23, 2015 and December 31, 2013, we had respectively 3,527,213 and 700,000 incentive stock options outstanding at exercise prices ranging from C$$0.30 - C$1.87. Each incentive stock option entitles the holder to purchase, subject to adjustment, one common share of our company at the exercise price established at the time of grant of the options.

As of February 23, 2015, we had 4,725,000 Restricted Share Units (“RSU’s”) outstanding.

Item 12.             INDEMNIFICATIONS OF DIRECTORS AND OFFICERS

Subject to the BCBCA, our Articles provide for the mandatory indemnification of our directors, managers and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

Pursuant to such provisions in the Articles, we must indemnify a director, former director or alternate director of the company and his or her heirs and legal representatives against all eligible penalties to which such person is or may be liable, and our company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the company on the terms of the indemnity contained in Article 21.1 of the Articles.

Our Articles also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity.

Indemnification against Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Securities & Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The effect of indemnification may be to limit our rights and our shareholders (through shareholders’ derivative suits on behalf of the company) to recover monetary damages and expenses against a director for breach of fiduciary duty.

Item 13.             FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

For the Fiscal Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Nobilis Health Corp.

We have audited the accompanying consolidated balance sheets of Nobilis Health Corp. as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, Notes 5, 11, 19, and 25 have been updated to provide further clarifications to the previous disclosures. Furthermore, Note 25 was updated for total consideration of $31.2 million a decrease of $2.8 million from previously reported amount of $34 million. These updates were made subsequent to the issuance of the financial statements

\s\ CalvettiFerguson

Houston, TX

December 16, 2014, except for Notes 1, 5, 11, 19, and 25, as to which the date is February 25, 2015.

Nobilis Health Corp.
Consolidated Balance Sheets
December 31, 2013 and 2012
(Inthousands)

	2013	2012

ASSETS

CURRENT ASSETS:
Cash	$5,602	$4,222
Trade accounts receivable, net	8,281	4,090
Medical supplies	787	535
Prepaid expenses and other current assets	540	287
Total current assets	15,210	9,134

PROPERTY AND EQUIPMENT — Net	4,833	1,308
INTANGIBLE ASSETS	1,097	1,097
GOODWILL	1,228	1,228
NOTE RECEIVABLE	150	-
INVESTMENT IN ASSOCIATE	-	37
OTHER LONG -TERM ASSETS	121	67
TOTAL ASSETS	$22,639	$12,871

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable	$3,018	$811
Accrued liabilities	1,970	1,215
Note Payable	1,693	-
Short-term portion of capital leases	49	-
Other current liabilities	43	-
Total current liabilities	6,773	2,026

NOTE PAYABLE	-	1,693
LONG-TERM PORTION OF CAPITAL LEASES	163	-
OTHER LONG -TERM LIABILITIES	-	2
Total liabilities	6,936	3,721

SHAREHOLDERS’ EQUITY:
Share Capital	-	-
Additional Paid in Capital	150,897	145,802
Accumulated deficit	(140,052)	(141,250)
Accumulated other comprehensive income	104	136
Total shareholders’ equity	10,949	4,688
NON-CONTROLLING INTERESTS	4,754	4,462
Total equity	15,703	9,150
TOTAL LIABILITIES AND EQUITY	$22,639	$12,871

The accompanying notes are an integral part of the consolidated financial statements.

Nobilis Health Corp.
Consolidated Statements of Operations
YearsEnded December 31, 2013 and 2012
(Inthousands, except earnings per share)

	2013	2012

NET PATIENT SERVICE REVENUE	$31,128	$20,897

OPERATING EXPENSES:
Salaries and benefits	5,329	3,832
Drugs and supplies	4,423	2,391
General and administrative	10,648	4,488
Bad debt expense	-	145
Depreciation	650	779
Total operating expenses	21,050	11,635

CORPORATE COSTS:
Salaries and benefits	2,285	1,600
General and administrative	2,228	1,681
Legal expenses	808	553
Depreciation	81	71
Total corporate costs	5,402	3,905

INCOME FROM OPERATIONS	4,676	5,357

OTHER (INCOME) EXPENSE:
Gain on bargain purchase	(2,392)	-
Interest Expense	97	91
Other expense (income), net	120	(93)
Total other (income) expense	(2,175)	(2)

NET INCOME BEFORE INCOME TAXES
AND NONCONTROLLING INTERESTS	6,851	5,359

INCOME TAX	177	119
NET INCOME BEFORE NONCONTROLLING INTERESTS	6,674	5,240

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,476	4,042

NET INCOME ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	$1,198	$1,198
NET INCOME PER BASIC COMMON SHARE	$0.03	$0.03
NET INCOME PER FULLY DILUTED COMMON SHARE	$0.03	$0.03
WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC)	36,793,950	35,461,911
WEIGHTED AVERAGE SHARES OUTSTANDING (FULLY DILUTED)	37,637,662	35,764,295

The accompanying notes are an integral part of the consolidated financial statements.

Nobilis Health Corp.
Consolidated Statements of Comprehensiv eIncome
Years Ended December 31, 2013 and 2012
(In thousands)

	2013	2012

Net income	$1,198	$1,198
Other comprehensive (loss) income:
Foreign currency translation adjustments	(32)	1
Total other comprehensive (loss) income	(32)	1
Comprehensive income attributable to Northstar Healthcare	1,166	1,199

The accompanying notes are an integral part of the consolidated financial statements.

Nobilis Health Corp.
Consolidated Statements of Changes in Equity
Years Ended December 31, 2013 and 2012
(In thousands)

					Equity	Equity
				Accumulated Other	Attributable to	Attributable to
	Additional	Paid	Accumulated	Comprehensive	Northstar	Noncontrolling
	Share Capital	In Capital	Deficit	Income	Healthcare	Interest	Total Equity

BALANCE — January 1, 2012	$-	$144,751	$(142,448)	$135	$2,438	$3,623	$6,061
Net income	-	-	1,198	-	1,198	4,042	5,240
Proceeds from sale of ownership interest in subsidiary	-	409	-	-	409	-	409
Purchase of additional ownership interest in subsidiary	-	146	-	-	146	(296)	(150)
Distributions to noncontrolling interests	-	-	-	-	-	(2,907)	(2,907)
Other comprehensive income	-	-	-	1	1	-	1
Subtotal	-	145,306	(141,250)	136	4,192	4,462	8,654
Exercise of stock options	-	400	-	-	400	-	400
Return of partner's capital	-	(25)	-	-	(25)	-	(25)
Share-based compensation, net	-	121	-	-	121	-	121
BALANCE — December 31, 2012	$-	$145,802	$(141,250)	$136	$4,688	$4,462	$9,150

BALANCE — January 1, 2013	$-	$145,802	$(141,250)	$136	$4,688	$4,462	$9,150
Net income	-	-	1,198	-	1,198	5,476	6,674
Proceeds from sale of ownership interest in subsidiary	-	303	-	-	303	-	303
Purchase of additional ownership interest in subsidiary	-	157	-	-	157	(927)	(770)
Proceeds from private equity offering	-	4,089	-	-	4,089	-	4,089
Distributions to noncontrolling interests	-	-	-	-	-	(4,257)	(4,257)
Other comprehensive income	-	-	-	(32)	(32)	-	(32)
Subtotal	-	150,351	(140,052)	104	10,403	4,754	15,157
Exercise of stock options	-	168	-	-	168	-	168
Share-based compensation, net	-	378	-	-	378	-	378
BALANCE — December 31, 2013	$-	$150,897	$(140,052)	$104	$10,949	$4,754	$15,703

Nobilis Health Corp.
Consolidated Statements of Cash Flows
YearsEnded December 31, 2013 and 2012
(In thousands)

	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,198	$1,198
Adjustments to reconcile net loss attributable to Northstar to net cash provided by operating activities:
Bad debt expense	-	145
Depreciation	731	850
Gain on sale of fixed assets	(2)	-
Non-controlling interests	5,476	4,042
Gain on bargain purchase of a business	(2,392)	-
Foreign currency (loss) gain	(32)	1
Share-based compensation	378	121
Changes in operating assets and liabilities	(1,869)	(1,593)
Net cash provided by operating activities	3,488	4,764

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,180)	(283)
Purchase of business	(460)	-
Distributions from investments in associates	159	34
Proceeds from sale of property and equipment	2	-
Proceeds from sale of ownership interests of subsidiary	303	409
Purchase of additional ownership interest in subsidiary	(770)	(150)
Net cash (used for) provided by investing activities	(1,946)	10

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to non-controlling interests	(4,257)	(2,907)
Return of Partner's Capital - STPS	-	(25)
Proceeds from issuance of common shares - net	-	400
Proceeds from exercise of stock options	168	-
Payments of debt	-	(525)
Principal payments on capital lease	(12)	-
Note receivable	(150)	-
Proceeds from private equity offering	4,089	-
Net cash used for financing activities	(162)	(3,057)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,380	1,717
CASH AND CASH EQUIVALENTS — Beginning of period	4,222	2,505
CASH AND CASH EQUIVALENTS — End of period	$5,602	$4,222

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for taxes	$177	$119
Cash paid for interest	$97	$91

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures funded by capital lease borrowings	$224	$-

The accompanying notes are an integral part of the consolidated financial statements.

Nobilis Health Corp.
Notes to the Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

The Nobilis Health Corp. (“the Company”) owns and operates four licensed ambulatory surgery centers (“ASC’s”) providing scheduled surgical procedures in a limited number of clinical specialties. There are a total of 14 surgical suites, 4 procedure rooms, 23 pre-operation beds, 30 post-operation beds, 5 overnight beds, and 246 physicians with medical staff privileges.

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

Our consolidated financial statements include the accounts of Northstar and its subsidiaries. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are not consolidated from the date that control ceases. We eliminate intercompany accounts and transactions in consolidation, and we include the results of operations of businesses that are newly acquired in purchase transactions from their dates of acquisition. The Company had one business combination during the year ended December 31, 2013.

The Company applies the guidance of Topic 810 “Consolidation” of the FASB Accounting Standards Codification to determine whether and how to consolidate another entity. Pursuant to ASC Paragraph 810-10-15-10 all majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated except (1) when control does not rest with the parent, the majority owner; (2) if the parent is a broker-dealer within the scope of Topic 940 and control is likely to be temporary; (3) consolidation by an investment company within the scope of Topic 946 of a non-investment-company investee. Pursuant to ASC Paragraph 810-10-15-8 the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree. The Company consolidates all less-than-majority-owned subsidiaries, if any, in which the parent’s power to control exists.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America (“GAAP”), requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and these accompanying notes. We regularly evaluate the accounting policies and estimates we use. In general, we base the estimates on historical experience and on assumptions that we believe to be reasonable given the particular circumstances in which we operate. Although we believe all adjustments considered necessary for a fair presentation have been included, actual results may vary from those estimates. Financial and statistical information we report to other regulatory agencies may be prepared on a basis other than GAAP or using different assumptions or reporting periods and, therefore, may vary from amounts presented herein. Although we make every effort to ensure that the information we report to those agencies is accurate, complete and consistent with applicable reporting guidelines, we cannot be responsible for the accuracy of the information they make available to the public.

Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period in which the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Cash

We maintain our cash in bank deposit accounts that at times, may exceed federally insured limits. We have not experienced any losses in such accounts, and we believe we are not exposed to any significant credit risks on cash. At December 31, 2013 and 2012, our cash exceeded what is federally insured.

Accounts Receivable

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in active markets, do not qualify as trading assets, and have not been designated as either fair value through profit and loss or available for sale. After initial measurement, receivables are subsequently measured at amortized cost less any allowance for doubtful accounts.

On a periodic basis, we evaluate receivables based on the history of past collections and current credit conditions and adjust the carrying value accordingly. An account is written off when it is determined that all collection efforts have been exhausted. The Company does not accrue finance or interest charges on accounts receivable.

An allowance for uncollectible patient receivables balances, including receivables from non-partner surgeons, is maintained at a level which the Company believes is adequate to absorb possible losses.

The Company determines the adequacy of the allowance based on historical data, current economic conditions, and other pertinent factors for the respective center and its payors.

Medical Supplies

Medical supplies consist of various surgical supplies and medications and are valued at the lower of cost or net realizable value on the first-in, first-out method. The fair value of inventories is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories. The Company had no write-downs or reversals of write-downs for medical supplies for the years ended December 31, 2013 and 2012.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property and equipment or the present value of the future lease payments. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. When components of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment and depreciated based on their estimated useful lives. Maintenance and repairs are charged to operations when incurred.

We evaluate our long-lived assets for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future undiscounted cash flows. If the estimated future undiscounted cash flows are less than the carrying value of the assets, we calculate the amount of impairment if the carrying value of the long-lived assets exceeds the fair value of the assets. The fair value of the assets is estimated based on appraisals, established market values of comparable assets or internal estimates of future net cash flows expected to result from the use and ultimate disposition of the asset. The estimates of these future cash flows are based on assumptions and projections we believe to be reasonable and supportable. They require our subjective judgments and take into account assumptions about revenue and expense growth rates. These assumptions may vary by type of facility and presume stable, improving or, in some cases, declining results at our hospitals, depending on their circumstances.

We report long-lived assets to be disposed of at the lower of their carrying amounts or fair values less costs to sell. In such circumstances, our estimates of fair value are based on appraisals, established market prices for comparable assets or internal estimates of future net cash flows. Gains and losses on disposals of property and equipment are determined by comparing the proceeds from disposal with the net carrying amount of property and equipment, and are recognized within other income in the income statement.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds from disposal with the net carrying amount of property and equipment, and are recognized within other income in the income statement.

The estimated useful lives for depreciation purposes are as follows:

Property and Equipment	Estimated Useful Lives
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3-5 Years
Furniture and office equipment	7 Years
Medical equipment	5 Years
Leasehold improvements	Lease term

Investments in Associates

Investments in associates are initially recognized at cost. The carrying amount is subsequently increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

Furthermore, after the investor’s interest is reduced to zero (if applicable), additional losses are provided for, and a liability is recognized, only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the investor resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Income from Gulf Coast Toxicology (“GCT”) was $122 and nominal for the years ended December 31, 2013 and 2012, respectively. As of September 30, 2013, GCT had ceased all operations. In November 2013, GCT made a final distribution, effectively decreasing the carrying amount of the investment to $0.

Goodwill and Indefinite Life Intangibles

Goodwill is reviewed for impairment on an annual basis or more frequently if events or circumstances indicate potential impairment. The Company’s goodwill evaluation is based on both qualitative and quantitative assessments regarding the fair value of goodwill relative to its carrying value. The Company assesses qualitative factors to determine if its sole reporting unit’s fair value is more likely than not to exceed its carrying value, including goodwill. In the event the Company determines that it is more likely than not that its reporting unit’s fair value is less than its carrying amount, quantitative testing is performed comparing recorded values to estimated fair values. If the fair value exceeds the carrying value, goodwill is not impaired. If the carrying value exceeds the fair value, an impairment charge is recognized through a charge to operations based upon the excess of the carrying value of goodwill over the implied fair value.

Indefinite life intangible assets represent the fair value of Medicare licenses that we obtained when we acquired our interests in the Northstar Partnerships and are not amortizable, however, are evaluated for impairment on an annual basis.

Equity

Common shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects. Business acquisitions of entities under common control, or purchases of partial ownership interests in businesses under common control result in a reduction of equity.

Net Patient Service Revenue

Net patient service revenue (NPSR) is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered.

The amounts actually collected by the Company from third-party payors, including private insurers, are variable, even for identical procedures performed. An additional factor in the determination of NPSR is the Company’s payor mix, as between private health insurance plans, workers’ compensation, directly from patients, and from government payor plans. Management reviews and evaluates historical payment data, payor mix and current economic conditions on a periodic basis and adjusts the estimated collections as a percentage of gross billings (which are used to determine NPSR) as required in subsequent periods based on final settlements and collections.

Revenue is recognized upon the performance of the patient service and when ultimate collection is measurable and reasonably assured.

Management Fee Revenue

Revenue from management fees represents fees charged to managed centers, based on a percent of collections, for managing the center’s business operations. Management fees are earned for services under the Management and Cost Sharing Agreements between Northstar Healthcare Acquisitions, LLC and certain subsidiaries. During the year, the Company did not manage any centers other than certain subsidiaries, of which the management fee revenue is eliminated upon consolidation. In August 2012, Northstar Healthcare ASC Management, LLC (NASC) was created to provide management services to the re-syndicated MSID partnership. The Company’s ownership interest in NASC is 50.0% . These revenues are eliminated within the consolidated financial statements.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax expense is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. For items recognized directly in equity, the tax expense is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The Company adopted section 740-10-25 of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) (“Section 740-10-25”). Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty (50) percent likelihood of being realized upon ultimate settlement. The Company annually evaluates tax positions to determine the need for any additional disclosures in accordance with Section 740-10-25, including de-recognition, classification, interest and penalties on income taxes and accounting in interim periods.

Leases

Certain leases are classified as capital leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease as rent expense.

Deferred Share Unit Plan

In May 2012, the Board of Directors (“BOD”) terminated the Deferred Share Unit Plan (“DSU”) Plan. In conjunction with its termination, all outstanding DSUs previously issued to the directors were cancelled, and the Company granted each director a number of restricted share units (“RSUs”) equal to the number of DSUs which had been previously granted. The RSUs vested immediately.

Restricted Share Unit Plan

We maintain a Restricted Share Unit Plan (the “RSU Plan”) for our employees. Under the RSU Plan, RSUs may be granted to employees of Northstar Acquisitions at the sole discretion of the BOD. As these RSUs can be settled in cash or common shares, they are accounted for as equity instruments with the resulting expense recorded over their vesting period. In addition, we recognize the issuance of additional RSUs to reflect the payment of cash dividends on our common shares under the RSU Plan as an expense.

Share Option Plan

We maintain a Share Option Plan for our employees, insiders, and service providers. Under the Share Option Plan, options to purchase Company shares (“Options”) may be granted at the sole discretion of the BOD. These Options are accounted for as equity instruments with the resulting expense recorded in the statement of operations.

Net Income (Loss) Per Common Share

We calculate net income (loss) per common share by dividing net income (loss) available for common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted income (loss) per share is computed using the weighted average number of common and potential common shares outstanding during the period. Potential common shares include those that may be issued upon redemption of units granted under the Company’s RSU plan and Share Option Plans. Comprehensive Income (Loss) We adopted FASB ASC 220, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability. The Company’s other comprehensive income represents foreign currency translation adjustments.

Noncontrolling Interest

Noncontrolling interests are classified in the consolidated statements of operations as part of consolidated net income (loss) and the accumulated amount of noncontrolling interest in the consolidated balance sheets as part of equity. Changes in the ownership interest in a consolidated subsidiary that do not result in a loss of control are accounted for as an equity transaction. If a change in ownership of a consolidated subsidiary results in a loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

Clarification

Notes 5, 11, 19, and 25 have updated to provide further clarification to the transactions and policies. Furthermore, Note 25 was updated for total consideration of $31.2 million a decrease of $2.8 million from previously reported amount of $34 million. This update did not impact any of the amounts reported on the consolidated financial statements.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09 that introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

2. Acquisitions

In December 2013, the Company completed its acquisition of a former outpatient surgery center near Phoenix, Arizona. The acquisition was completed through bankruptcy court. The Company created a new subsidiary named Northstar Healthcare Surgery Center – Scottsdale, LLC and will continue to operate the surgery center in a similar capacity.

The Company concluded that the fair value of the consideration transferred in the acquisition was less than the fair value of the net identifiable assets acquired, resulting in $2.4 million gain recognized in connection with the acquisition. The gain from a bargain purchase has been presented in a separate line item in the accompanying statement of operations.

The costs related to the transaction were $0.1 million and were expensed during the year ended December 31, 2013.

The following table summarizes the fair values of the identifiable assets acquired at the date of acquisition:

2013

Furniture and office equipment	$131
Medical equipment	495
Tenant improvements	2,226
Net assets acquired	2,852
Less: gain from bargain purchase	(2,392)
Total purchase price	$460

3. Financial Instruments and Concentration

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies, and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these consolidated financial statements.

Principal financial instruments

The principal financial instruments used by the Company, from which financial instrument risk arises, are as follows:

  Cash
  Accounts receivable and other receivables
  Investment in Associate
  Accounts payable, accrued liabilities and other current liabilities
  Other liabilities and notes payable

Financial instruments - risk management

The Company is exposed through its operations to the following financial risks:

  Credit risk
  Fair value or cash flow interest rate risk
  Foreign exchange risk
  Other market price risk
  Liquidity risk

Credit risk

Credit risk is the risk of financial loss to the Company if a patient, non-partner surgeon or insurance company fails to meet its contractual obligations. The Company, in the normal course of business, is exposed mainly to credit risk on its accounts receivable from insurance companies, other third-party payors, and doctors. Accounts receivables are net of applicable bad debt reserves, which are established based on specific credit risk associated with insurance companies and payors and other relevant information.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due and arises from the Company’s management of working capital. The Company’s objective to managing liquidity risk is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due. To achieve this objective, it seeks to maintain cash balances (or agreed facilities) to meet expected requirements. The liquidity risk of the Company and its subsidiaries is managed centrally by the Company’s finance function. The Company believes that there are currently no concerns of its ability to meet its liabilities as they become due for the foreseeable future.

A summary of certain information about our payor concentration is as follows:

	2013 Net Patient	2012 Net Patient
	Service Revenue by	Service Revenue by
Payors	Payor Mix	Payor Mix

Private insurance and other private pay	92.4%	90.1%
Workers compensation	4.5%	6.2%
Medicare	3.1%	3.7%
Total	100%	100%

Revenues and related accounts receivable are reported at estimated collectible amounts which are based on management’s evaluation of historical payment rates, payor mix, and current economic conditions. A 5.0% change in the estimated collectible rates would result in a decrease/increase in pre-tax profit by $1.6 million and $1.0 million for the years ended December 31, 2013 and 2012, respectively.

Interest rate risk

The Company entered into a revolving line of credit that, from time to time, may increase interest rates based on market index.

Foreign exchange risk

Foreign exchange risk arises because the Company has certain expenses that are incurred in Canadian dollars.

The Company is also exposed to currency risk on purchases made from vendors based in Canada. The Company had Canadian denominated cash (“Cdn”) of $3.1 million and a nominal amount of trade payables at December 31, 2013. The Company had a nominal amount of Cdn and trade payables at December 31, 2012.

4. Determination of Fair Values

The estimate fair value of financial instruments is the amount at which the instrument could be exchanged currently between willing parties. The carrying amounts of the Company’s financial instruments, which include cash, trade receivables, deposits, accounts payable, accrued expenses, capital leases and notes payable approximate their fair values at December 31, 2013 and 2012, respectively, due to the short-term nature, maturities or nature of interest rates.

5. Trade Accounts Receivable

A detail of accounts receivable as of December 31, 2013 and December 31, 2012 are as follows (in thousands):

	2013	2012

Trade accounts receivable	$10,431	$5,474
Allowance for doubtful accounts	(1,384)	(1,384)
Receivables transferred	(766)	-
Balance at end of year	$8,281	$4,090

Trade receivables are non-interest bearing and are generally received within 30-90 days. Bad debt expense was nil for the years ended December 31, 2013 and 2012. The Company analyzed receivables and determined that there were no collectability issues on accounts receivable balances in the current period.

As of January 2013, the Company entered into an accounts receivable transfer arrangement with a third party. Pursuant to the terms of this arrangement, the Company, from time to time, shall transfer to the third party certain of its accounts receivable balances on a non-recourse basis in return for advancement on payment. As of December 31, 2013, there remains a balance of $0.8 million of transferred receivables. For the year ended December 31, 2013, $0.4 million of advancement payment was received by the Company and $2.5 million of receivables was transferred. Concurrently, upon collection of these transferred receivables, payment will be made to the transferee.

6. Property and Equipment

A detail of the components of property and equipment as of December 31, 2013 and December 31, 2012 are as follows (in thousands):

	2013	2012

Telephone equipment	$29	$29
Computer hardware	431	374
Computer software	444	354
Furniture and office equipment	457	272
Medical equipment	6,218	4,611
Leasehold improvements	5,178	2,893
	12,757	8,533
Less accumulated depreciation	(7,924)	(7,225)
Property and equipment, net	$4,833	$1,308

7. Intangible Assets

Listed below are the identifiable intangible assets recognized upon the acquisition of the Northstar Partnerships. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable but at least on an annual basis.

Intangible assets at December 31, 2013 and December 31, 2012 consist of the following (in thousands):

	2013	2012

Intangible Assets	$9,339	$9,339
Accumulated amortization	(8,242)	(8,242)
Balance at end of year	$1,097	$1,097

Intangible assets represent the fair value of the assets the Company obtained when it acquired its interests in the Northstar Partnerships. Intangible assets include the value of Medicare licenses and non-compete agreements. Medicare licenses are an indefinite life intangible asset, thus not amortizable and have a carrying value of $1.1 million as of December 31, 2013 and December 31, 2012. The non-compete agreements are fully amortized.

8. Goodwill

The following table provides information on changes in the carrying amount of goodwill, which is included in the accompanying consolidated balance sheets as of December 31, 2013 and 2012:

	2013	2012

Cost	$15,528	$15,528
Accumulated impairment losses	(14,300)	(14,300)
Balance at end of year	$1,228	$1,228

The Company did not record any impairment charge for the year the twelve months ended December 31, 2013 and 2012.

9. Notes Payable

Purchase of PFSD

In conjunction with the Company’s purchase of Palladium for Surgery – Dallas, Ltd. (“PFSD”), the Company entered into a promissory note with Dr. Donald Kramer, the Company’s Chief Executive Officer (CEO) for a principal amount of $2.1 million on January 1, 2011.

The note was initially amended in March 2012, in conjunction with the private placement of common shares that occurred in January 2012. The amended note had a principal balance of $1.7 million for the year ended December 31, 2012.

The note was subsequently amended in March 2013. The amended note has a principal balance of $1.7 million and bears interest at 5.25% per annum until January 2014, when the interest rate increased to 6.25% per annum. The principal amount and any accrued and unpaid interest is due on or before December 31, 2014. Interest payments are payable on a monthly basis. Outstanding interest payments have been paid as of the date of these financials. The note is included in the statement of financial position as a short-term liability.

The promissory note provides that any outstanding indebtedness will be paid prior to December 31, 2014, in the event of either of the following occurrences (i) the Company raises capital in excess of $5.0 million or (ii) the Company reports on its financial statements for the year ended December 31, 2013, earnings before interest, taxes, depreciation, and amortization (EBITDA) of $5.0 million or more.

Revolving Line of Credit

Houston Microsurgery Institute, LLC (“MSIH”) had a revolving line of credit whereas MSIH could borrow up to $0.5 million for working capital purposes. Any amount borrowed was due within one year from the date of borrowing. The revolving line of credit was subject to variable interest rates as published by The Wall Street Journal, with a minimum 5.5% interest rate per annum and maximum of 24.0% per annum. MSIH pledged its accounts receivable as collateral on this revolver. The Company had no outstanding amount due on this revolver as of December 31, 2012. The revolving line of credit terminated during the year ended December 31, 2013.

10. Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The inputs used by the Company to measure fair value are classified into the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In determining the fair value of assets and liabilities that are measured on a recurring basis at December 31, 2013 and 2012, the Company utilized Level 2 inputs to perform measurements (in thousands):

	2013	2012

Assets:
Investment in associate - Level 2	$-	$37

The fair value of the investment, which is presented on a separate line item in the accompanying consolidated balance sheets, is determined based on the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

As of September 30, 2013, GCT had ceased all operations. In November of 2013, GCT made a final distribution, effectively decreasing the carrying amount of the investment to $0.

11. Noncontrolling Interest

Kirby Partnership

In March 2012, the Company sold 18.4% of its ownership interest in the Kirby Partnership to existing physician limited partners, effectively decreasing the Company’s ownership interest to 47.1% . In November 2012, the Company sold 6.9% of its ownership interest in the Kirby Partnership to one existing physician limited partner and one new physician limited partner, effectively decreasing the Company’s ownership interest to 40.1% . In November 2013, the Company sold 15.1% of its ownership interest in the Kirby Partnership to existing physician limited partners, effectively decreasing the Company’s ownership interest to 25%.

MSIH

In February 2012, the Company acquired additional ownership interests from all of the physician limited partners at MSIH, effectively increasing the Company’s ownership interest to 90.6% . In March 2013, the Company redeemed the remaining equity interests held by physician limited partners at MSIH, effectively increasing the Company’s ownership interests to 97.7% . In October 2013, MSIH ceased operating as an ASC.

MSID

In August 2012, the Company purchased ownership interests from all of the physician limited partners at MSID, increasing the Company’s ownership interest from 25% to 100.0% . The Company then facilitated the closing of a private placement offering for equity at MSID to a physician group, effectively decreasing the Company’s ownership interest from 100% to 50%. In December 2012, the Company facilitated the closing of a private placement offering for equity at MSID to three new physician limited partners, effectively decreasing the Company’s ownership interest to 36.5% . In August 2013, the Company purchased ownership interest from all of the physician limited partners at MSID, increasing the Company’s ownership interest to 100%.

NASC

In August 2012, the Company facilitated a private placement offering for equity at MSID to a physician group. In conjunction with this transaction, NASC was created to provide management services to the re-syndicated partnership. The Company’s ownership interest in NASC is 50.0% .

NHC ASC – Dallas

In July of 2013, the Company formed a limited liability company, NHC ASC – Dallas, which was owned 100% by NHA. In October 2013, the Company syndicated a private placement for certain physicians to become members in NHC ASC – Dallas. The Company assigned 100% of its equity interest in MSID to NHC ASC – Dallas, of which the Company owns 35% as a result of syndication.

STPS

In April 2012, the Company returned partner capital contributions to all physician limited partners of STPS. The transaction effectively increased the Company’s ownership interest in STPS to 100.0% . STPS ceased operations in April 2012.

Non-controlling interests at December 31, 2013 represent an 8.1% interest in the Palladium Partnership, a 75% interest in the Kirby Partnership, a 65% interest in MSID, a 2.3% interest in MSIH, a 60% interest in Houston Procedure Suite, LLC (“HPS”), and a 50% interest in NASC.

Pursuant to ASC Topic 810, notwithstanding having an ownership interest less than 50%, Northstar is deemed to have the power to control each of the above mentioned entities based on a combination of factors which include but are not limited to (1) the Company’s hold of majority voting rights as defined through executed partnership agreements, (2) the Company’s ability and right to govern day-to-day operations as defined through executed management and cost sharing agreements, (3) the Company’s rights as lessee on all leased facility space.

12. Operating Leases

Northstar and its subsidiaries occupy four ASCs and a corporate business space under operating lease agreements. The minimum rental commitments under non-cancellable operating leases are as follows (in thousands):

Operating Leases

2014	$2,210
2015	2,238
2016	2,291
2017	2,072
2018	1,881
Thereafter	6,750
Total minimum rentals	$17,442

Rent expense was $1.4 million and $1.2 million for the years ended December 31, 2013 and 2012, respectively.

13. Capital Leases

Northstar and its subsidiaries hold various capital leases for medical equipment which contain bargain purchase options at the end of the lease terms. The remaining minimum capital lease obligations are as follows (in thousands):

Capitalized Leases

2014	$59
2015	59
2016	59
2017	48
2018	11
Thereafter	-
Less amounts representing interest	(24)
Total minimum rentals	$212

Depreciation of capital leases is included in depreciation expense in the accompanying consolidated statement of operations.

14. Equity

In total, the Company has issued 42,729,547 of its common shares. There is no par value assigned to our common shares.

In January 2012, the Company issued 2,000,000 common shares at a price of Cdn$0.20 under a private placement agreement with Dr. Kenneth Alo, who serves as a Medical Director of North American Spine, a subsidiary of Athas Health, LLC. The total purchase price approximated Cdn$0.4 million.

In December 2013, the Company issued, through a private placement agreement, 5,862,500 Units, at a price of Cdn$0.80 per Unit. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant exercisable for one additional share at a price of Cdn$1.10. Through the private placement, the Company raised $4.1 million, net of offering costs of $0.3 million.

Of the $4.1 million raised capital, $2.7 million was provided in exchange for stock warrants and other financial instruments, resulting in a remaining $1.4 million which was recorded as an increase to share capital for the year ended December 31, 2013.

15. Share Based Compensation

Restricted Share Unit Plan

During 2008, the BOD approved the adoption of an RSU Plan for employees. RSUs may be granted to employees of Northstar Acquisitions at the sole discretion of the BOD.

Subject to the BOD’s ability to accelerate the vesting of the RSUs if it determines circumstances so warrant, each RSU will generally vest in full on the third anniversary of the date of grant; provided that if there is a change of control of the Company prior to the vesting date of the RSUs and a participant is terminated (or resigns for good reason) within six months following such change of control, a pro rata portion of their unvested RSUs will vest up to the date of the change of control.

Upon vesting of his or her RSUs, a participant will be entitled to receive on the vesting date, at the discretion of the BOD either: (a) a lump sum cash payment equal to the number of RSUs multiplied by an average closing price of the common shares on the Toronto Stock Exchange on the redemption date, net of any applicable deductions and withholdings; or (b) that number of common shares equal to the number of RSUs credited to the participant’s RSU account, such common shares to be issued from treasury of the Company. The participant is to receive the benefit on, or as soon as practicable after, the vesting date, but in no event later than 90 days after the vesting date. Unlike share options, RSUs do not require the payment of any monetary consideration to the Company.

Whenever cash dividends are paid on the Company’s common shares, dividend equivalents in the form of additional RSUs will be credited to each Participant and will become part of his or her award under the RSU Plan. The RSUs representing dividend equivalents will vest and be paid at the same time and in the same manner as the RSUs to which the dividend equivalents pertain.

In the event of a Participant’s termination of employment, voluntary or by cause, with the Company prior to any vesting date, the Participant’s rights to any unvested RSUs will be immediately and irrevocably forfeited.

If the Participant’s employment with the Company terminates on account of death or disability or is terminated by the Company without cause prior to any vesting date, the Participant will become vested in a prorated portion of his or her unvested RSUs, based on the number of months that have elapsed in the then current vesting period as of the date of termination.

Deferred Share Unit Plan

In May 2012, the BOD terminated the DSU Plan. In conjunction with its termination, all outstanding DSUs previously issued to the directors were cancelled, and the Company granted each director a number of RSUs equal to the number of DSUs which had been previously granted. The RSUs vested immediately. A total of 536,219 DSUs were cancelled in this manner. As the cancelled DSUs and newly granted RSUs all vested at the time of grant, no change to compensation expense occurred.

Share Option Plan

In April 2012, the BOD approved the adoption of a Share Option Plan for insiders, employees, and service providers. In May 2012, the Company’s shareholders approved the Share Option Plan, and in July 2012, the Toronto Stock Exchange approved the Share Option Plan. Share Options may be granted at the sole discretion of the BOD. The exercise price of an Option is determined by the BOD at the time of grant and shall not be less than the current market price. The term of each Option is determined by the BOD and shall not exceed 10 years.

If an Optionee shall cease to be a Participant for cause, no Option held by such Optionee shall be exercisable following the date on which such Optionee ceases to be a Participant. If an Optionee ceases to be a Participant for any reason other than for cause, any Option held by such Optionee at such time shall remain exercisable in full at any time, and in part from time to time, for a period of 90 days after the date on which the Optionee ceases to be a Participant.

If the Participant’s employment with the Company terminates on account of death, any option held by such Participant at the date of death shall be exercisable in whole or in part only by the person or persons to whom the rights of the Participant’s Options by will or laws of descent.

The maximum number of RSUs and share options that may be issued under the combined plans is equal to 20.0% of the Company’s issued and outstanding common shares.

The Company granted a total of 1,275,000 stock options during the twelve months ended December 31, 2013. Of the granted options, 625,000 vested immediately upon issuance and the remaining 650,000 options vested ratably over a three quarter period ended December 31, 2013.

The following table summarizes stock option activity through December 31, 2013:

	Shares Underlying	Weighted-Average	Weighted-Average
	Options	Exercise Price	Remaining Life (years)

Outstanding at January 1, 2012	-	$-	-
Granted	150,000	$0.21	0.1
Outstanding at December 31, 2012	150,000	$0.21	0.1
Granted	1,275,000	$0.35	10
Exercised	(575,000)	$0.31
Forfeited	(150,000)	$0.21
Outstanding at December 31, 2013	700,000	$0.39	10

Exercisable at December 31, 2013	700,000	$0.39	10

The total intrinsic value of stock options exercised during the year ended December 31, 2013 was nominal. The total intrinsic value for all in-the-money vested outstanding stock options during the year ended December 31, 2013, was $0.5 million. As of December 31, 2013, all outstanding stock options were fully vested.

Outstanding share-based awards to purchase 150,000 shares of common stock that had an exercise price in excess of the average market price of the common stock during the year ended December 31, 2012, were not included in the calculation of diluted securities under the treasury method for purposes of determining diluted earnings per share due to their anti-dilutive impact. During the year ended December 31, 2013, there were no options that were anti-dilutive.

The Company recorded compensation expense of $0.3 million relative to stock options for the year ended December 31, 2013. The Company recorded nominal compensation expense relative to stock options for the year ended December 31, 2012.

The fair value of stock options used in recording compensation expense are computed using the Black-Scholes option pricing model. The table below shows the assumptions used in the model for options awarded during the year ended December 31, 2013.

Twelve months ended
December 31, 2013

Expected price volatility	124% to 125%
Risk free interest rate	2% to 4%
Expected annual dividend yield	0%
Expected option term (years)	0.1 and 10
Expected forfieture rate	0%
Grant date fair value per share	$0.30 to $0.95

For stock options, the Company recognizes share-based compensation net of estimated forfeitures and revises the estimates in the subsequent periods if actual forfeitures differ from the estimates. Forfeiture rates are estimated based on historical experience as well as expected future behavior. As of December 31, 2013, the Company utilized a forfeiture rate of 0% based on a minimal number of stock option issuances, only one historical forfeiture and little to no anticipated turnover rate in those positions awarded with stock based compensation.

16. Employee Retirement Plan

Substantially all of our employees, upon qualification, are eligible to participate in our defined contribution 401(k) plan. Under the plan, employees may contribute a portion of their eligible compensation, and the Company matches such contributions annually up to a maximum percentage for participants actively employed, as defined by the plan documents. Plan expenses were approximately $0.1 million for both the years ended December 31, 2013 and 2012. Such amounts are reflected in operating salaries and benefits in the accompanying consolidated statements of operations.

17. Net Patient Service Revenue

The Nobilis ASCs include NPSRs reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. The amounts actually collected by the Company from third-party payors, including private insurers, are variable, even for identical procedures. An additional factor in the determination of net patient service revenues is the Company’s payor mix, as between private health insurance plans, workers’ compensation, directly from patients, and from government payor plans. Management reviews and evaluates historical payment data, payor mix and current economic conditions on a periodic basis and adjusts the estimated collections as a percentage of gross billings (which are used to determine NPSR) as required in subsequent periods based on final settlements and collections.

18. Earnings Per Share

Basic earnings per share

The calculations of basic earnings per share (EPS) were based on the net income attributable to common shareholders of $1.2 million and $1.2 million for the years ended December 31, 2013, and 2012, respectively, and basic weighted average number of common shares outstanding of 36,793,950 shares and 35,461,911 shares for the years ended December 31, 2013 and 2012, respectively.

A detail of the Company’s EPS is as follows (in thousands except for share and per share amounts):

	2013	2012

Net income for the period	$1,198	$1,198

Issued common shares at beginning of period	36,082,114	33,385,395
Effect of Private Placement	240,925	1,781,421
Effect of Stock Based Compensation	470,911	295,095
Weighted average common shares at end of period	36,793,950	35,461,911

Basic EPS	$0.03	$0.03

Dilutive earnings per share

The calculations of dilutive EPS for the year ended December 31, 2013, were based on the net income attributable to common shareholders of $1.2 million and a dilutive weighted average number of common shares of 37,637,662 shares.

The calculation of dilutive EPS for the year ended December 31, 2012, were based on the net income attributable to common shareholders of $1.2 million and a dilutive weighted average number of common shares of 35,764,295 shares.

A detail of the Company’s dilutive EPS is as follows (in thousands except for share and per share amounts):

	2013	2012

Net income for the period	$1,198	$1,198

Weighted average common shares (basic)	36,793,950	35,461,911
Effect of Private Placement	111,920	-
Effect of Stock Based Compensation	731,792	302,384
Weighted average common shares (diuluted) at end of period	37,637,662	35,764,295

Dilutive EPS	$0.03	$0.03

19. Income Taxes

a. Reconciliation of Reported Income Tax Expense to Expected Income Tax Expense

The following table shows the reconciliation between income tax expense reported in our Consolidated Statements of Operations and Comprehensive Income and the income tax expense that would have resulted from applying the United States federal income tax rate of 35% to pre-tax income. Though the Company was incorporated in British Columbia, all of the Company’s subsidiaries are incorporated in the United States. Therefore, the Company reconciles the income/(loss) before income taxes for U.S. tax purposes.

	2013	2012
Income before income taxes	$6,851	$5,359

U.S. federal income tax rate	35%	35%

Expected U.S. federal income tax (recovery)	2,398	1,876
Permanent differences	92	2
State income tax	115	78
Valuation Allowance	(620)	(500)
Non-controlling interests	(1,917)	(1,415)
Other	109	78
	$177	$119

Income earned from non-controlling interests relate to partnerships for which the partners incur income taxes and not the partnership itself. Northstar’s subsidiaries are Texas limited liability companies, treated as partnerships for U.S. federal income tax purposes, of which Northstar is responsible for its portion of income taxes based on Northstar’s ownership percentage in each partnership. Given that the rate reconciliation seen above begins with fully consolidated book income, the table includes a reconciling line item for income attributable to non-controlling interest in order to calculate the tax burden due only to Northstar.

b. Future Income Tax

The table below sets forth the tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities that are reported in our Consolidated Statements of Financial Position.

	2013	2012
Future income tax asset:
Goodwill	$20,844	$24,465
Intangibles	1,459	1,676
U.S. non-capital losses	12,398	11,354
Interest carry-forward	1,391	1,391
Non-capital losses	10,735	10,537
Allowance for bad debts	406	406
Reduction of carrying amount of deferred tax assets	(47,233)	(49,829)
Net future income tax asset	$-	$-

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deferred tax assets of $47.2 million. The Company has Canadian non-capital losses of approximately $36.0 million which will begin to expire in 2028 and U.S. net operating losses of approximately $35.0 million which will begin to expire in 2030. On September 30, 2010 the Company issued 18,778,446 common shares to entities controlled by Donald Kramer resulting in a change of ownership greater than 50%. As a result, the U.S. net operating losses are limited by the Internal Revenue Code. In addition, the Company has approximately $4.0 million in interest carry-forwards that have no expiration date.

The Company recognizes uncertain tax positions taken or expected to be taken on tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of December 31, 2013 and 2012, no such uncertain income tax benefits were recognized.

20. Business Segment Information

The Company operates in one reportable business segment and one geographic location and operates only in the United States.

21. Related Parties

In conjunction with the Company’s purchase of PFSD, the Company entered into a promissory note with Dr. Donald Kramer, the Company’s CEO, on January 1, 2011. The note had a principal balance of $1.7 million at December 31, 2013. The principal amount and any accrued and unpaid interest is due on or before December 31, 2014.

Kirby Partnership

In March 2012, the Company sold 18.4% of its ownership interest in the Kirby Partnership to existing physician limited partners, effectively decreasing the Company’s ownership interest to 47.1% . In November 2012, the Company sold 6.9% of its ownership interest in the Kirby Partnership to one existing physician limited partner and one new physician limited partner, effectively decreasing the Company’s ownership interest to 40.1% . In November 2013, the Company sold 15.1% of its ownership interest in the Kirby Partnership to existing physician limited partners, effectively decreasing the Company’s ownership interest to 25%.

MSIH

In February 2012, the Company acquired additional ownership interests from all of the physician limited partners at MSIH, effectively increasing the Company’s ownership interest to 90.6% . In March 2013, the Company redeemed the remaining equity interests held by physician limited partners at MSIH, effectively increasing the Company’s ownership interests to 97.7% . In October 2013, MSIH ceased operating as an ASC and NHSC-H took over all existing operations of MSIH.

NHSC-H

In August of 2013, the Company formed a limited liability company, NHSC-H, which was owned 100% by NHA. In October 2013, the Company syndicated a partnership with certain physician partners for NHC ASC – Dallas. The Company assigned 100% of its equity interest in MSID to NHC ASC – Dallas, of which the Company owns 35% as a result of syndication.

MSID

In August 2012, the Company purchased ownership interests from all of the physician limited partners at MSID, increasing the Company’s ownership interest from 25% to 100.0% . The Company then facilitated the closing of a private placement offering for equity at MSID to a physician group, effectively decreasing the Company’s ownership interest from 100% to 50%. In December 2012, the Company facilitated the closing of a private placement offering for equity at MSID to three new physician limited partners, effectively decreasing the Company’s ownership interest to 36.5% . In August 2013, the Company purchased ownership interest from all of the physician limited partners at MSID, increasing the Company’s ownership interest to 100%.

NASC

In August 2012, the Company facilitated a private placement offering for equity at MSID to a physician group. In conjunction with this transaction, NASC was created to provide management services to the re-syndicated partnership. The Company’s ownership interest in NASC is 50.0% .

NHC ASC – Dallas

In July of 2013, the Company formed a limited liability company, NHC ASC – Dallas, which was owned 100% by NHA. In October 2013, the Company syndicated a private placement for certain physicians to become members in NHC ASC – Dallas. The Company assigned 100% of its equity interest in MSID to NHC ASC – Dallas, of which the Company owns 35% as a result of syndication.

STPS

In April 2012, the Company returned partner capital contributions to all physician limited partners of STPS. The transaction effectively increased the Company’s ownership interest in STPS to 100.0% . STPS ceased operations in April 2012.

NHSC-S

In December 2013, the Company formed a limited liability company, NHSC-S, which is owned 100% by NHA and will operate in the form of an ASC. Operations commenced subsequent to December 31, 2013. On June 25, 2013, the Company entered into a promissory note receivable with an executive employee of the Company for a principal amount of $0.2 million. The note bears interest at a rate of 5.5% per annum. The term provides that interest will be calculated at a daily rate and all accrued and unpaid interest shall be paid annually on the first day of July of each successive year. The unpaid principal balance together with all accrued but unpaid interest is due in full on or before June 30, 2017.

In 2013, the Company entered into a management and cost sharing agreement with Northstar Pain Management P.A. (“NSPM”). NSPM is owned by Dr. Donald Kramer, the Company’s Chief Executive Officer. Operation of NSPM is designed to support the Company’s marketing campaigns. As part of the management and cost sharing agreement, the Company provides comprehensive management services to NSPM. Expense incurred for management services to NSPM was $0.2 million for the year ended December 31, 2013.

The related party transactions mentioned above are measured at exchange amounts agreed upon by both parties.

22. Supplemental Cash Flow Information

The changes in non-cash working capital for the years ended December 31, 2013 and 2012 are comprised of the following (in thousands):

	2013	2012

Trade accounts receivable	$(4,191)	$(1,899)
Medical supplies	(252)	(47)
Prepaids and other current assets	(253)	(32)
Other long-term assets	(176)	-
Trade accounts payable and accrued liabilities	2,962	382
Other current liabilities	43	-
Other long-term liabilities	(2)	3
Total	$(1,869)	$(1,593)

23. Professional and General Liability Insurance

At December 31, 2013 and 2012, the Company has outstanding insurance policies with third party providers to meet all necessary insurance requirements for the Company and its Officers.

24. Litigation

Steve Linehan, the Company’s former CEO, filed suit in the District Court of Harris County, Texas against the Company and the Company’s subsidiary, Northstar Healthcare Acquisitions, LLC, alleging breach of his employment agreement and claiming to have suffered damages of $1.1M. The Company has answered the suit denying the claims and filed a counterclaim against Linehan for fraudulent inducement into this employment agreement. The Company continues to vigorously contest Linehan’s claims. As of the date of these consolidated financial statements, based on a consideration of all relevant facts and circumstances, no provision has been made for this claim as the Company believes that a material payment is doubtful.

For the years ended December 31, 2013 and 2012, the Company recorded costs of $1.0 million and $0.6 million, respectively, in connection with various legal proceedings.

25. Subsequent Events

In January 2014, the Company acquired an ownership interest in two imaging centers and one urgent care clinic in Houston. The aggregate cost of the acquisition is comprised of $0.3 million in cash, net of acquired cash, and 431,711 shares of NHC stock representing a combined value of $0.9 million, net of acquired cash.

In March 2014, the Company settled all litigation with Steve Linehan, the Company’s former CEO. Under the terms of the settlement, the Company was required to pay $0.3 million which was recognized as expense in the year ended December 31, 2013.

Adam Lefton, the Company’s Chief Marketing Officer, filed suit in the District Court of Harris County, Texas against the Company and the Company’s subsidiary, Northstar Healthcare Acquisitions, LLC, alleging break of his employment agreement and claiming to have suffered damages. The Company has answered the suit denying the claims. Based on the early nature of these proceedings no provision has been made for this claim. Mr. Lefton alleges damages of $676,500 plus 1,000,000 common shares of Issuer.

In September 2014, we had a special shareholders meeting to consider and, if thought fit, to adopt a special resolution to approve changing the name of the company to “Nobilis Health Corp. or such other name that is determined by the board of directors in their sole discretion” The special shareholders meeting is scheduled for October 2, 2014.

On September 3, 2014, the Company announced that it had reached an agreement with First Surgical Partners Holdings, Inc. (“First Surgical”) to form a new entity. Under the Agreement, Northstar and First Surgical will form a new limited liability company for the purposes of conducting operations of a hospital and surgical center. The new entity will be owned 51% by Northstar and 49% by First Surgical. Northstar will manage the operations of the hospital and surgical center under a management agreement. Northstar will contribute $7.5 million to the new entity which will be raised by an anticipated brokered private placement. Closing of the transaction is conditional on the successful completion of the private placement and other customary conditions.

On September 9, 2014, the Company entered an agreement with PI Financial Corp. to act as the Company’s agent (the “Agent”) to complete a brokered private placement of 6,153,846 units at a price of $1.30 per unit, for gross proceeds of $8,000,000, with the potential to raise a total of up to $10,000,000 (the “Private Placement”). Each unit will consist of one common share and one-half of one common share purchase warrant with each whole warrant entitling the holder thereof to purchase an additional common share at $1.80 for 24 months from the closing date. The warrants will be subject to an early acceleration provision in the event that, at any time following four months from the Closing date, the ten day volume weighted average price of the common shares equals or exceeds $2.20. Completion of the Private Placement and the payment of any broker fees remain subject to the approval of the TSX. The proceeds of the Private Placement will be used for general working capital purposes in connection with the agreement with First Surgical.

On December 1, 2014, the Company completed its acquisition of Athas Health, LLC (“Athas”) for a total consideration of approximately $31.2 million (all $ denominations in US dollars). Athas is based in Dallas, TX and focuses on the marketing and delivery of specialized healthcare services in 7 states. The purchase price for Northstar to acquire all of the ownership interests in Athas was broken down as follows: $3.0 million in cash upon closing, the issuance of a promissory note by Northstar to the sellers for $12.0 million, the issuance at closing of 6,666,666 shares of Northstar common stock that are subject to a lock up of up to 2 years, and the issuance of an additional 4,666,666 shares of Northstar common stock issued over two years with half issued on the first anniversary of the closing and the second half issued on the second anniversary of the closing. Under the two year lock up period, the stock issued as part of the purchase price is subject to restrictions on transfer and may not be sold or pledged until the lock out period is released. After the purchase Chris Lloyd, Athas’ CEO, was named CEO of Nobilis.

The following unaudited pro forma financial information presents the combined results of operations for us and Athas as if the acquisition had occurred at the beginning of the fiscal year 2013. The unaudited pro forma financial information has been prepared for comparative purposes only and does not purport to be indicative of the actual operating results that would have been recorded had the acquisition actually taken place at the beginning of the fiscal year 2013, and should not be taken as indicative of future consolidated operating results. Additionally, the unaudited pro forma financial results do not include any anticipated synergies or other expected benefits from the acquisition.

Northstar Healthcare, Inc.
Unaudited Pro Forma Interim Consolidated Balance Sheet
Nine Months Ended September 30, 2014
(In thousands)

			Pro Forma		Pro Forma
	Nobilis Health Corp.	Athas Health, LLC	Adjustments		Consolidated

ASSETS

CURRENT ASSETS:
Cash	$13,289	$-	$(53)	(a)	$10,236
			(3,000)	(a),(b)
Trade accounts receivable, net	18,845	8,125	(1,698)	(a)	25,272
Other receivables	-	285	165	(a)	450
Medical supplies	1,417	-	-		1,417
Prepaid expenses and other current assets	1,262	8	218	(a)	1,488
Total current assets	34,813	8,418	(4,368)		38,863

PROPERTY AND EQUIPMENT — Net	7,957	796	(44)	(a)	8,709
INTANGIBLE ASSETS	5,992	-	13,950	(a)	19,942
GOODWILL	3,178	-	17,800	(a)	20,978
NOTE RECEIVABLE	150	-	-		150
INVESTMENT IN ASSOCIATE	150	1,097	(222)	(a)	1,025
OTHER LONG -TERM ASSETS	229	-	-		229
TOTAL ASSETS	$52,469	$10,311	$27,116		$89,896

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable	$9,199	$2,007	$(476)	(a)	$10,730
Accrued liabilities	2,563	1,823	560	(a)	4,946
Current portion of note payable	1,443	174	(17)	(a)	1,600
Current portion of subordinated notes payable	-	660	(25)	(a)	635
Line of credit	-	3,920	200	(a)	4,120
Current portion of long-term debt	104	-	-		104
Short-term portion of capital leases	103	-	-		103
Other current liabilities	-	76	26	(a)	102
Total current liabilities	13,412	8,660	268		22,340

LONG-TERM PORTION OF CAPITAL LEASES	279	-	-		279
LONG-TERM PORTION OF NOTE PAYABLE
LONG-TERM DEBT, NET OF CURRENT PORTION	1,375	-	12,000	(a),(c)	13,375
OTHER LONG-TERM LIABILITIES	-	275	(15)	(a)	260
Total liabilities	15,066	8,935	12,253		36,254

SHAREHOLDERS’ EQUITY:
Common stock	-	-	-		-
Additional paid in capital	169,072	1,376	16,239	(a),(d)	185,311
			(1,376)	(e)
Accumulated deficit	(139,099)	-	-		(139,099)
Accumulated other comprehensive income	(91)	-	-		(91)
Total shareholders’ equity	29,882	1,376	14,863		46,121
NON-CONTROLLING INTERESTS	7,521	-	-		7,521
Total equity	37,403	1,376	14,863		53,642
TOTAL LIABILITIES AND EQUITY	$52,469	$10,311	$27,116		$89,896

Northstar Healthcare, Inc.
Unaudited Pro Forma Annual Consolidated Statement of Operations
Year Ended December 31, 2013
(In thousands)

			Pro Forma		Pro Forma
	Nobilis Health Corp.	Athas Health, LLC	Adjustments		Consolidated

REVENUE
Contracted facility revenues	$31,128	$15,754	$-		$46,882
Gain on purchased receivables	-	6,977	-		6,977
Total revenue	31,128	22,731	-		53,859

COST OF REVENUE
Contracted facility fees	-	2,850	-		2,850
Other	-	8	-		8
Total cost of revenue	-	2,858	-		2,858

GROSS PROFIT	31,128	19,873	-		51,001

GENERAL AND ADMINISTRATIVE EXPENSES	26,452	18,570	1,100	(f)	46,122

INCOME FROM OPERATIONS	4,676	1,303	(1,100)		4,879

OTHER (INCOME) EXPENSE:
Gain on bargain purchase	(2,392)	-	-		(2,392)
Interest expense	97	207	-		304
Other expense, net	120	-	-		120
Total other (income) expense	(2,175)	207	-		(1,968)

NET INCOME BEFORE INCOME TAXES
AND NONCONTROLLING INTERESTS	6,851	1,096	(1,100)		6,847

INCOME TAX	177	135	-		312
NET INCOME BEFORE NONCONTROLLING INTERESTS	6,674	961	(1,100)		6,535

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,476	-	-		5,476

NET INCOME ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	$1,198	$961	$(1,100)		$1,059
NET INCOME PER BASIC COMMON SHARE	$0.03		$-		$0.02
NET INCOME PER FULLY DILUTED COMMON SHARE	$0.03		$-		$0.03
WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC)	36,793,950		6,666,666	(g)	43,460,616
WEIGHTED AVERAGE SHARES OUTSTANDING (FULLY DILUTED)	37,637,662		4,666,666	(h)	42,304,328

Northstar Healthcare, Inc.
Unaudited Pro Forma Interim Consolidated Statement of Operations
Nine Months Ended September 30, 2014
(In thousands)

			Pro Forma		Pro Forma
	Nobilis Health Corp.	Athas Health, LLC	Adjustments		Consolidated

REVENUE
Contracted facility revenues	$44,428	$11,207	$-		$55,635
Patient and net professional fees and other	-	8,644	-		8,644
Total revenue	44,428	19,851	-		64,279

COST OF REVENUE
Contracted facility fees	-	1,552	-		1,552
Other	-	5	-		5
Total cost of revenue	-	1,557	-		1,557

GROSS PROFIT	44,428	18,294	-		62,722

GENERAL AND ADMINISTRATIVE EXPENSES	36,674	18,283	825	(i)	55,782

INCOME FROM OPERATIONS	7,754	11	(825)		6,940

OTHER (INCOME) EXPENSE:
Interest expense	101	116	-		217
Other (income) expense, net	(72)	(366)	-		(438)
Total other expense (income)	29	(250)	-		(221)

NET INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	7,725	261	(825)		7,161

INCOME TAX	332	52	-		384
NET INCOME BEFORE NONCONTROLLING INTERESTS	7,393	209	(825)		6,777

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	6,440	-	-		6,440

NET INCOME ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	$953	$209	$(825)		$337
NET INCOME PER BASIC COMMON SHARE	$0.02		$-		$0.01
NET INCOME PER FULLY DILUTED COMMON SHARE	$0.02		$-		$0.01
WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC)	43,736,386		6,666,666	(g)	50,403,052
WEIGHTED AVERAGE SHARES OUTSTANDING (FULLY DILUTED)	44,837,344		4,666,666	(h)	49,504,010

Notes to the Unaudited Pro Forma Consolidated Financial Statements

The unaudited pro forma consolidated balance sheet and statement of operations give effect to the following transactions, assumptions and adjustments as if they had occurred on January 1, 2013.

The estimated fair values of Athas’ net assets and liabilities, which have been determined from information that is available at this time and incorporates estimates, will be finalized once the final fair values of the assets and liabilities have been determined at the time of closing.

The preliminary estimated fair values of assets acquired and liabilities assumed relating to the acquisition of Athas is as follows:

December 1, 2014

Net assets acquired:
Cash	$(53)
Trade accounts receivable	6,427
Other receivable	450
Prepaid expenses	227
Investment in associate	875
PP&E	752
Trademark	4,930
Internally developed software	1,980
Non-compete agreements	1,810
Trade secret medical technology	5,230
Goodwill	17,800
Net assets acquired	$40,428

Net liabilities acquired:
Trade accounts payable	$1,531
Accrued liabilities	2,383
Line of credit	4,120
Subordinated notes payable	635
Note payable	157
Other current liabilities	102
Other long-term liabilities	260
Total liabilities acquired	$9,188

Consideration:
Cash, net of cash acquired	$3,000
Debt issued for consideration	12,000
Stock issued for consideration	16,239
Total consideration	$31,239

Pro Forma Adjustments to the Unaudited Consolidated Balance Sheet:

a)	Adjustments represent the allocation of the purchase price consideration reflecting the estimated fair value of the net assets acquired on December 1, 2014.
b)	Cash paid at December 1, 2014 as part of the purchase price of Athas.
c)	Promissory note issued as part of purchase price for acquiring Athas.
d)	Value of common shares issued as part of purchase price for acquiring Athas.
e)	Equity balances of Athas are eliminated.

Pro Forma Adjustments to the Unaudited Consolidated Statement of Operations:

f)	Amortization expense, as of the year ended December 31, 2014, associated with the intangible assets acquired through the purchase of Athas.
g)	Common shares issued at December 1, 2014 as part of the purchase price of Athas.
h)	Additional common shares which are to be issued over a two year period as part of the purchase price of Athas.
i)	Amortization expense, as of the nine months ended September 30, 2014, associated with the intangible assets acquired through the purchase of Athas.

No adjustments have been made for income taxes. Athas is taxed as a partnership for federal income tax purposes whereby all income and losses are to be included in the tax returns of the individual partners. As sole partner and 100% owner of Athas, the Company has the ability to offset any tax implications with pre-existing net operating losses.

26. Approval of Financial Statements

The consolidated financial statements were approved by the board of directors for issuance on December 16, 2014.

For the Three and Nine Months Ended September 30, 2014

Northstar Healthcare, Inc.
Consolidated Balance Sheets
September 30, 2014 and December 31, 2013

	September 30,	December 31,
	2014	2013
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash	$13,289	$5,602
Trade accounts receivable, net	18,845	8,281
Medical supplies	1,417	787
Prepaid expenses and other current assets	1,262	540
Total current assets	34,813	15,210

PROPERTY AND EQUIPMENT — Net	7,957	4,833
INTANGIBLE ASSETS	5,992	1,097
GOODWILL	3,178	1,228
NOTE RECEIVABLE	150	150
INVESTMENT IN ASSOCIATE	150	-
OTHER LONG -TERM ASSETS	229	121
TOTAL ASSETS	$52,469	$22,639

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable	$9,199	$3,018
Accrued liabilities	2,563	1,970
Note payable	1,443	1,693
Current portion of long-term debt	104	-
Short-term portion of capital leases	103	49
Other current liabilities	-	43
Total current liabilities	13,412	6,773

LONG-TERM PORTION OF CAPITAL LEASES	279	163
LONG-TERM DEBT, NET OF CURRENT PORTION	1,375	-
Total liabilities	15,066	6,936

SHAREHOLDERS’ EQUITY:
Common stock	-	-
Additional paid in capital	169,072	150,897
Accumulated deficit	(139,099)	(140,052)
Accumulated other comprehensive income	(91)	104
Total shareholders’ equity	29,882	10,949
NON-CONTROLLING INTERESTS	7,521	4,754
Total equity	37,403	15,703
TOTAL LIABILITIES AND EQUITY	$52,469	$22,639

The accompanying notes are an integral part of the consolidated financial statements.

Northstar Healthcare, Inc.
Consolidated Statements of Operations
Three and Nine Months Ended September 30, 2014 and 2013
(Unaudited)
(In thousands, except earnings per share)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

NET PATIENT SERVICE REVENUE	$17,193	$7,640	$44,428	$17,623

OPERATING EXPENSES:
Salaries and benefits	2,964	1,332	6,882	3,487
Drugs and supplies	2,267	852	6,236	2,262
General and administrative	6,164	2,993	18,076	6,215
Depreciation	352	154	955	465
Total operating expenses	11,747	5,331	32,149	12,429

CORPORATE COSTS:
Salaries and benefits	636	420	1,665	1,476
General and administrative	706	577	1,947	1,472
Legal expenses	204	354	826	635
Depreciation	26	20	87	59
Total corporate costs	1,572	1,371	4,525	3,642

INCOME FROM OPERATIONS	3,874	938	7,754	1,552

OTHER EXPENSE (INCOME):
Interest Expense	22	22	101	67
Other (income) expense, net	(40)	(121)	(72)	(132)
Total other expense (income)	(18)	(99)	29	(65)

NET INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	3,892	1,037	7,725	1,617

INCOME TAX	94	47	332	97
NET INCOME AND TOTAL COMPREHENSIVE INCOME	3,798	990	7,393	1,520

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,576	1,328	6,440	3,126

NET INCOME (LOSS) ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	$1,222	$(338)	$953	$(1,606)
NET INCOME (LOSS) PER BASIC COMMON SHARE	$0.03	$(0.01)	$0.02	$(0.04)
NET INCOME (LOSS) PER FULLY DILUTED COMMON SHARE	$0.03	$(0.01)	$0.02	$(0.04)
WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC)	44,591,772	36,817,590	43,736,386	36,451,689
WEIGHTED AVERAGE SHARES OUTSTANDING (FULLY DILUTED)	45,711,687	36,817,590	44,837,344	36,451,689

The accompanying notes are an integral part of the consolidated financial statements.

Northstar Healthcare, Inc.
Consolidated Statements of Comprehensive Income
Three and Nine Months Ended September 30, 2014 and 2013
(Unaudited)
(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Net income (loss)	$1,222 $	(338)	$953	$(1,606)
Other comprehensive income (loss):
Foreign currency translation adjustments	(142)	(1)	(195)	(1)
Total other comprehensive loss	(142)	(1)	(195)	(1)
Comprehensive income (loss) attributable to Northstar Healthcare	1,080	(339)	758	(1,607)

The accompanying notes are an integral part of the consolidated financial statements.

Northstar Healthcare, Inc.
Consolidated Statements of Cash Flows
Nine Months Ended September 30, 2014 and 2013
(Unaudited)
(In thousands)

	Nine Months Ended September 30,
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$953	$(1,606)
Adjustments to reconcile net loss attributable to Northstar to net cash provided by operating activities:
Depreciation	1,042	524
Gain on sale of fixed assets	(39)	(2)
Non-controlling interests	6,962	3,126
Foreign currency (loss)	(195)	(1)
Share-based compensation	425	245
Changes in operating assets and liabilities	(4,820)	1,195
Net cash provided by operating activities	4,328	3,481

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,682)	(396)
Purchase of investment in associate	(150)	-
Purchase of interest acquired in subsidiary	(346)	-
Proceeds from sale of property and equipment	39	2
Proceeds from sale of ownership interests of subsidiary	830	-
Purchase of additional ownership interest in subsidiary	-	(770)
Net cash (used for) provided by investing activities	(1,309)	(1,164)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to non-controlling interests	(4,195)	(3,200)
Proceeds from exercise of stock options	166	157
Proceeds from exercise of stock warrants	2,958	-
Repayments on capital lease obligations	(45)	-
Payments of debt	(316)	-
Note receivable	-	(150)
Proceeds from private placement	6,100	-
Net cash used for financing activities	4,668	(3,193)

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,687	(876)
CASH AND CASH EQUIVALENTS — Beginning of period	5,602	4,222
CASH AND CASH EQUIVALENTS — End of period	$13,289	$3,346

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for taxes	$332	$97
Cash paid for interest	$88	$67

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures funded by capital lease borrowings	$214	$52
Stock consideration given for purchase of interest in subsidiary	$514	$-
Non-cash acquisition of property and equipment (Note 2)	$2,271	$-

The accompanying notes are an integral part of the consolidated financial statements.

Northstar Healthcare, Inc.
Notes to the Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

The Northstar Entities own and operate four licensed ambulatory surgery centers (“ASC’s”) providing scheduled surgical procedures in a limited number of clinical specialties. There are a total of 22 surgical suites, 6 procedure or treatment rooms, 39 pre-operation beds, 36 post-operation or recovery beds, 27 overnight beds, and 475 physicians with medical staff privileges.

The following entities are consolidated by Nobilis (collectively, the “Company”). Nobilis wholly owns the entity, has a majority voting interest or controls the entity through a variable interest and is deemed the primary beneficiary.

Kirby Partnership

In November 2013, the Company sold 15.1% of its ownership interest in the Kirby Partnership to existing physician limited partners, effectively decreasing the Company’s ownership interest to 25%.

Houston Microsurgery Institute, LLC (“MSIH”)

In March 2013, the Company redeemed the remaining equity interests held by physician limited partners at MSIH, effectively increasing the Company’s ownership interests to 97.7% . In October 2013, MSIH ceased operating as an ASC and Northstar Healthcare Surgery Center – Houston, LLC (“NHSC-H”) took over all existing operations of MSIH.

Northstar Healthcare Surgery Center – Houston, LLC (“NHSC-H”)

In August 2013, the Company formed a limited liability company, NHSC-H, which is owned 100% by Northstar Healthcare Acquisitions, LLC (“NHA”), the Company’s wholly owned subsidiary. The new entity commenced operations in October 2013, by taking over all pre-existing operations from MSIH.

Microsurgery Institute, LLC (“MSID”)

In August 2013, the Company purchased all outstanding ownership interest from the physician limited partners at MSID, increasing the Company’s ownership interest to 100%.

NHC ASC – Dallas, LLC (“NHC ASC – Dallas”)

In July 2013, the Company formed a limited liability company, NHC ASC – Dallas, which was owned 100% by NHA. In October 2013, the Company syndicated a private placement for certain physicians to become members in NHC ASC – Dallas. The Company assigned 100% of its equity interest in MSID to NHC ASC – Dallas, of which the Company owns 35% as a result of syndication.

Northstar Healthcare Surgery Center – Scottsdale, LLC (“NHSC-S”)

In December 2013, the Company formed a limited liability company, NHSC-S, which is owned 100% by NHA. NHSC-S was formed to operate as an ASC, utilizing assets purchased from a former Brown Hand Center outpatient surgery center. Such assets were acquired through a business combination in December 2013.

Spring Northwest Management, LLC (“SNWM”)

In January 2014, the Company acquired an ownership interest of 31.78% in SNWM, derived through both a direct and indirect investment. The Company also now holds a 31.78% interest in both of SNWM’s fully owned subsidiaries, Spring Creek Urgent Care, LLC (“SCUC”) and Spring Creek Imaging LLC (“SCI”).

Spring Northwest Operating, LLC (“SNWO”)

In January 2014, the Company acquired an ownership interest of 32.14% in SNWO, derived through both a direct and indirect investment.

Willowbrook Imaging, LLC (“WIM”)

In January 2014, the Company acquired an ownership interest of 22.22% in WIM , derived through both a direct and indirect investment.

KIRPA Holdings, LLC (“KIRPA”)

In January 2014, the Company acquired a 40% ownership interest in KIRPA. KIRPA holds a controlling interest in SNWM, SCUC, SCI and SNWO.

GRIP Medical Diagnostics, LLC (“GRIP”)

In January 2014, the Company acquired a 40% ownership interest in GRIP. GRIP holds a controlling interest in WIM.

Northstar Healthcare Northwest Houston Management, LLC (“NHNHM”)

In January 2014, the Company formed a limited liability company, NHNHM, which is owned 100% by NHA. NHNHM was formed to manage the financial investment in SNWM, SCUC, SCI, SNWO, WIM, KIRPA and GRIP.

Northstar Healthcare Dallas Management, LLC (“NHDM”)

In April 2014, the Company formed a limited liability company, NHDM, which is owned 50% by NHA and 50% by physician limited partners. NHDM was formed to provide management services to NHC-ASC Dallas.

First Nobilis, LLC (“First Nobilis”)

In September 2014, the Company and a third party formed First Nobilis, a Texas limited liability company. First Nobilis is owned 51% by NHA and 49% by the third party. First Nobilis formed two subsidiary Texas limited liability companies to be the new operating entities.

First Nobilis Hospital, LLC (“FNH”)

In September 2014, the Company formed a limited liability company, FNH, which is owned 100% by First Nobilis. FNH was formed to operate as a hospital under First Nobilis.

First Nobilis Surgical Center, LLC (“FNSC”)

In September of 2014, the Company formed a limited liability company, FNSC, which is owned 100% by First Nobilis. FNSC was formed to operate as a surgical center under First Nobilis.

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

Our consolidated financial statements include the accounts of Northstar and its subsidiaries. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are not consolidated from the date that control ceases. We eliminate intercompany accounts and transactions in consolidation, and we include the results of operations of businesses that are newly acquired in purchase transactions from their dates of acquisition. The Company had one business combination during the year ended December 31, 2013 and two business combinations during the nine months ended September 30, 2014.

The Company applies the guidance of Topic 810 “Consolidation” of the FASB Accounting Standards Codification to determine whether and how to consolidate another entity. Pursuant to ASC Paragraph 810-10-15-10 all majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated except (1) when control does not rest with the parent, the majority owner; (2) if the parent is a broker-dealer within the scope of Topic 940 and control is likely to be temporary; (3) consolidation by an investment company within the scope of Topic 946 of a non-investment-company investee. Pursuant to ASC Paragraph 810-10-15-8 the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree. The Company consolidates all less-than-majority-owned subsidiaries, if any, in which the parent’s power to control exists.

Pursuant to ASC Topic 810, notwithstanding having an ownership interest less than 50%, Northstar is deemed to have the power to control each of the entities listed under the description of business section of these footnotes based on a combination of factors which include but are not limited to (1) the Company’s hold of majority voting rights as defined through executed partnership agreements, (2) the Company’s ability and right to govern day-to-day operations as defined through executed management and cost sharing agreements, (3) the Company’s rights as lessee on all leased facility space.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America (“GAAP”), requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and these accompanying notes. We regularly evaluate the accounting policies and estimates we use. In general, we base the estimates on historical experience and on assumptions that we believe to be reasonable given the particular circumstances in which we operate. Although we believe all adjustments considered necessary for a fair presentation have been included, actual results may vary from those estimates. Financial and statistical information we report to other regulatory agencies may be prepared on a basis other than GAAP or use different assumptions or reporting periods and, therefore, may vary from amounts presented herein. Although we make every effort to ensure that the information we report to those agencies is accurate, complete and consistent with applicable reporting guidelines, we cannot be responsible for the accuracy of the information they make available to the public.

Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period in which the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Cash

We maintain our cash in bank deposit accounts that at times, may exceed federally insured limits. We have not experienced any losses in such accounts, and we believe we are not exposed to any significant credit risks on cash. At September 30 2014, and 2013, our cash exceeded what is federally insured.

Trade Accounts Receivable

Trade accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in active markets, do not qualify as trading assets, and have not been designated as either fair value through profit and loss or available for sale. After initial measurement, receivables are subsequently measured at amortized cost less any allowance for doubtful accounts.

On a periodic basis, we evaluate receivables based on the history of past collections and current credit conditions and adjust the carrying value accordingly. An account is written off when it is determined that all collection efforts have been exhausted. The Company does not accrue finance or interest charges on accounts receivable. An allowance for uncollectible patient receivables balances, including receivables from non-partner surgeons, is maintained at a level which the Company believes is adequate to absorb possible losses.

The Company determines the adequacy of the allowance based on historical data, current economic conditions, and other pertinent factors for the respective center and its payors.

Medical Supplies

Medical supplies consist of various surgical supplies and medications and are valued at the lower of cost or market value on the first-in, first-out method. The market value of inventories is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories. The Company had no write-downs for medical supplies for the nine months ended September 30, 2014 and 2013.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property and equipment or the present value of the future lease payments. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. When components of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment and depreciated based on their estimated useful lives. Maintenance and repairs are charged to operations when incurred.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds from disposal with the net carrying amount of property and equipment, and are recognized within other expense (income) in the consolidated statement of operations The estimated useful lives for depreciation purposes are as follows:

Property and Equipment	Estimated Useful Lives
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3-5 Years
Furniture and office equipment	7 Years
Medical equipment	5 Years
Leasehold improvements	Lease term

Investments in Associates

Investments in associates are initially recognized at cost. The carrying amount is subsequently increased or decreased to recognize the Company’s share of the profit or loss of the investee after the date of acquisition. The Company’s share of the profit or loss of the investee is recognized in the Company’s income or loss. Distributions received from an investee reduces the carrying amount of the investment.

Furthermore, after the Company’s interest is reduced to zero (if applicable), additional losses are provided for, and a liability is recognized, only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the investor resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Goodwill and Indefinite Life Intangible Assets

Goodwill is reviewed for impairment on an annual basis or more frequently if events or circumstances indicate potential impairment. The Company’s goodwill evaluation is based on both qualitative and quantitative assessments regarding the fair value of goodwill relative to its carrying value. The Company assesses qualitative factors to determine if its sole reporting unit’s fair value is more likely than not to exceed its carrying value, including goodwill. In the event the Company determines that it is more likely than not that its reporting unit’s fair value is less than its carrying amount, quantitative testing is performed comparing recorded values to estimated fair values. If the fair value exceeds the carrying value, goodwill is not impaired. If the carrying value exceeds the fair value, an impairment charge is recognized through a charge to operations based upon the excess of the carrying value of goodwill over the implied fair value.

Indefinite life intangible assets represent the fair value of Medicare licenses that we obtained when we acquired our interests in the Northstar Partnerships and are not amortizable, however, are evaluated for impairment on an annual basis. The Company acquired an additional indefinite life intangible asset in trade name through the acquisition of First Nobilis.

Definite Life Intangible Assets

Definite life intangible assets, consisting of non-compete agreements, physician relationships, and an unfavorable lease, are carried at cost less accumulated amortization, which is calculated on a straight-line basis over a period of 15 to 20 years depending on the assets estimated useful life.

Long Lived Assets

We evaluate our long-lived assets for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future undiscounted cash flows. If the estimated future undiscounted cash flows are less than the carrying value of the assets, we calculate the amount of impairment if the carrying value of the long-lived assets exceeds the fair value of the assets. The fair value of the assets is estimated based on appraisals, established market values of comparable assets or internal estimates of future net cash flows expected to result from the use and ultimate disposition of the asset. The estimates of these future cash flows are based on assumptions and projections we believe to be reasonable and supportable. They require our subjective judgments and take into account assumptions about revenue and expense growth rates. These assumptions may vary by type of facility and presume stable, improving or, in some cases, declining results at our hospitals, depending on their circumstances. We report long-lived assets to be disposed of at the lower of their carrying amounts or fair value less costs to sell.

Shareholders’ Equity

Common shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects. Business acquisitions of entities under common control, or purchases of partial ownership interests in businesses under common control, result in a reduction of equity.

Net Patient Service Revenue

Net patient service revenue (“NPSR”) is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered.

The amounts actually collected by the Company from third-party payors, including private insurers, are variable, even for identical procedures performed. An additional factor in the determination of NPSR is the Company’s payor mix, as between private health insurance plans, workers’ compensation, directly from patients, and from government payor plans. Management reviews and evaluates historical payment data, payor mix and current economic conditions on a periodic basis and adjusts the estimated collections as a percentage of gross billings (which are used to determine NPSR) as required in subsequent periods based on final settlements and collections.

Revenue is recognized upon the performance of the patient service and when ultimate collection is measurable and reasonably assured.

Management Fee Revenue

Revenue from management fees represents fees charged to managed centers, based on a percent of collections, for managing the center’s business operations. Management fees are earned for services under the Management and Cost Sharing Agreements between Northstar Healthcare Acquisitions, LLC and certain subsidiaries. During the nine months ended September 30, 2014, the Company did not manage any centers other than certain subsidiaries, of which the management fee revenue is eliminated upon consolidation.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax expense is recognized in the consolidated statement of operations, except to the extent that it relates to items recognized directly in equity. For items recognized directly in equity, the tax expense is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements.

However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The Company adopted section 740-10-25 of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) (“Section 740-10-25”). Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty (50) percent likelihood of being realized upon ultimate settlement. The Company annually evaluates tax positions to determine the need for any additional disclosures in accordance with Section 740-10-25, including de-recognition, classification, interest and penalties on income taxes and accounting in interim periods.

It is the Company’s policy to recognize interest and penalties, if any, as income tax expense in the consolidated statements of operations.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. As of September 30, 2014, the Company’s tax filings subsequent to 2011 are still subject to examination by the tax authorities.

Leases

Certain leases are classified as capital leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease as rent expense.

Restricted Share Unit Plan

We maintain a Restricted Share Unit Plan (the “RSU Plan”) for our employees. Under the RSU Plan, Restricted Share Units (“RSUs”) may be granted to employees of Northstar Acquisitions at the sole discretion of the Board of Directors (“BOD”). As these RSUs can be settled in cash or common shares, they are accounted for as equity instruments with the resulting expense recorded over their vesting period. In addition, we recognize the issuance of additional RSUs to reflect the payment of cash dividends on our common shares under the RSU Plan as an expense.

Share Option Plan

We maintain a Share Option Plan for our employees, insiders, and service providers. Under the Share Option Plan, options to purchase Company shares (“Options”) may be granted at the sole discretion of the BOD. These Options are accounted for as equity instruments with the resulting expense recorded in the statement of operations.

Net Income (Loss) Per Common Share

We calculate net income (loss) per common share by dividing net income (loss) available for common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted income (loss) per share is computed using the weighted average number of common and potential common shares outstanding during the period. Potential common shares include those that may be issued upon redemption of units granted under the Company’s RSU Plan and Share Option Plan. Comprehensive Income (Loss) We adopted FASB ASC 220, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholder’s equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability. The Company’s other comprehensive income represents foreign currency translation adjustments.

Noncontrolling Interest

Noncontrolling interests are classified in the consolidated statements of operations as part of consolidated net income (loss) and the accumulated amount of noncontrolling interest in the consolidated balance sheets as part of equity. Changes in the ownership interest in a consolidated subsidiary that do not result in a loss of control are accounted for as an equity transaction. If a change in ownership of a consolidated subsidiary results in a loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

Reclassifications and Clarification

On the consolidated statements of cash flows, proceeds from private placement for the nine months ended September 30, 2014 were reclassified from cash flows from investing activities to cash flows from financing activities as reported in the previous filling dated December 16, 2014.

Notes 1, 2, 6, 18, and 24 have updated to provide further clarification to the transactions and policies. Furthermore, Note 25 was updated for total consideration of $31.2 million a decrease of $2.8 million from previously reported amount of $34 million. This update did not impact any of the amounts reported on the consolidated financial statements.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09 that introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In June 2014, the FASB issued updated guidance around share-based compensation. The guidance was issued to clarify the accounting treatment for performance based stock awards. The update states that companies should not record compensation expense related to an award for which transfer to the employee is contingent on the company’s satisfaction of a performance target until it becomes probable that a performance target will be met. The update does not contain any new disclosure requirements and is effective for interim and annual periods beginning after December 15, 2015. We will adopt this standards update, as required, beginning with the first quarter of fiscal year 2016. The adoption of this standards update is not expected to have a material impact on our consolidated financial statements.

2. Acquisitions and Business Combinations

In December 2013, the Company completed its acquisition of a former outpatient surgery center near Phoenix, Arizona. The acquisition was completed through bankruptcy court. The Company created a new subsidiary named Northstar Healthcare Surgery Center – Scottsdale, LLC and will continue to operate the surgery center in a similar capacity.

The Company concluded that the fair value of the consideration transferred in the acquisition was less than the fair value of the net identifiable assets acquired, resulting in $2.4 million gain recognized in connection with the acquisition. The gain from a bargain purchase has been presented in a separate line item in the accompanying consolidated statement of operations.

The costs related to the transaction were $0.1 million and were expensed during the year ended December 31, 2013.

The following table summarizes the fair value of the identifiable assets acquired at the date of acquisition (in thousands):

December 16, 2014

Net assets acquired:
Furniture and office equipment	$131
Medical equipment	495
Leasehold improvements	2,226
Net assets acquired	2,852
Less: gain from bargain purchase	(2,392)
Total consideration	$460

In January 2014, the Company acquired an ownership interest in two imaging centers and one urgent care clinic in Houston. The aggregate cost of the acquisition is comprised of $0.3 million in cash, net of acquired cash, and 431,711 shares of Northstar Healthcare (“NHC”) stock representing a combined value of $0.9 million, net of acquired cash.

The following table summarizes the fair values of the identifiable assets acquired at the date of acquisition (in thousands):

January 16, 2014

Net assets acquired:
Property, plant and equipment	$2,271
Prepaid expenses and other assets	129
Goodwill	701
Net assets acquired	$3,101

Net liabilities acquired:
Accounts payable	$697
Long-term debt	1,544
Net liabilities acquired	$2,241

Consideration:
Cash, net of cash acquired	$346
Stock issued for consideration	514
Total considration	$860

In September 2014, the Company and a third party formed First Nobilis, a Texas limited liability Company. First Nobilis is owned 51% by NHA and 40% by the third party. First Nobilis formed two subsidiary Texas limited liability Companies to be the new operating entities.

Upon formation of First Nobilis, effective September 1, 2014, Northstar contributed $7.5 million in cash for a 51% ownership interest. For a 49% ownership interest, the third party contributed medical supplies, intangible assets, and certain accounts payables and accounts receivables, which the Company agreed to process the payables from the balance of the receivables. As a result of the Company’s 51% controlling interest, the Company fully consolidated the new entity as a business combination in accordance with ASC 805, which resulted in the recognition of goodwill. Given the fact that the entity being consolidated is a newly formed entity with no prior operations or revenue stream, no pro forma data has been presented.

The fair value of the intangible assets contributed to First Nobilis were determined by independent third party valuation experts. The carrying amounts of all other net assets contributed to First Nobilis approximate their fair values due to their short term nature.

The accounting close of the formation of First Nobilis occurred on September 1, 2014, at which time the opening balances, to be fully consolidated by Northstar, were as follows (in thousands):

September 1, 2014

Assets:
Cash	$7,500
Trade accounts receivable	6,509
Medical supplies	598
Intangibles:
Trade name	1,200
Physician relationships	4,000
Goodwill	1,249
Total assets:	$21,056

Liabilities and equity:
Accounts payable	$6,060
Unfavorable lease	290
Equity	14,706
Total consideration	$21,056

3. Investment in Associate

Income from Gulf Coast Toxicology (“GCT”) was $122 for the year ended December 31, 2013. As of September 30, 2013, GCT had ceased all operations. In November 2013, GCT made a final distribution, effectively decreasing the carrying amount of the investment to $0.

In March 2014, NHNHM acquired an ownership interest in Group of Pioneers Diagnostics (“GOP”), LLC, representing 40% of the outstanding share interests in GOP. GOP owns two Management Service Organizations (“MSO”) which will provide a suite of management services to their clients which may include, but will not be limited to, general business management, fiscal management and physician practice management. Operations commenced in June 2014.

The investment in GOP is accounted for using the equity method of accounting.

4. Financial Instruments and Concentration

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies, and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these consolidated financial statements.

Principal financial instruments

The principal financial instruments used by the Company, from which financial instrument risk arises, are as follows:

  Cash
  Accounts receivable
  Investment in associate
  Accounts payable, accrued liabilities and other current liabilities
  Other liabilities and notes payable

Financial instruments - risk management

The Company is exposed through its operations to the following financial risks:

  Credit risk
  Fair value or cash flow interest rate risk
  Foreign exchange risk
  Other market price risk
  Liquidity risk

Credit risk

Credit risk is the risk of financial loss to the Company if a patient, non-partner surgeon or insurance company fails to meet its contractual obligations. The Company, in the normal course of business, is exposed mainly to credit risk on its accounts receivable from insurance companies, other third-party payors, and doctors. Accounts receivables are net of applicable bad debt reserves, which are established based on specific credit risk associated with insurance companies and payors and other relevant information.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due and arises from the Company’s management of working capital. The Company’s objective to managing liquidity risk is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due. To achieve this objective, it seeks to maintain cash balances (or agreed facilities) to meet expected requirements. The liquidity risk of the Company and its subsidiaries is managed centrally by the Company’s finance function. The Company believes that there are currently no concerns of its ability to meet its liabilities as they become due for the foreseeable future.

A summary of certain information about our payor concentration is as follows:

NET PATIENT SERVICE REVENUE BY PAYORS OF THE NORTHSTAR FACILITIES
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	2014 Net Patient	2013 Net Patient
	Service Revenue by	Service Revenue by
Payors	Payor Mix	Payor Mix

Private insurance and other private pay	97.4%	92.4%
Workers compensation	1.6%	4.8%
Medicare	1.0%	2.8%
Total	100%	100%

NET PATIENT SERVICE REVENUE BY PAYORS OF THE NORTHSTAR FACILITIES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	2014 Net Patient	2013 Net Patient
	Service Revenue by	Service Revenue by
Payors	Payor Mix	Payor Mix

Private insurance and other private pay	96.3%	89.8%
Workers compensation	2.7%	6.0%
Medicare	1.0%	4.2%
Total	100%	100%

Revenues and related trade accounts receivable are reported at estimated collectible amounts which are based on management’s evaluation of historical payment rates, payor mix, and current economic conditions. A 5.0% change in the estimated collectible rates would result in a decrease/increase in pre-tax profit by $0.9 million and $0.4 million for the three months ended September 30, 2014 and 2013, respectively, and a decrease/increase in pre-tax profits by $2.2 million and $0.9 million for the nine months ended September 30, 2014 and 2013, respectively.

Interest rate risk

The Company entered into a revolving line of credit that, from time to time, may increase interest rates based on market index.

Foreign exchange risk

Foreign exchange risk arises because the Company has certain expenses that are incurred in Canadian dollars.

The Company is also exposed to currency risk on purchases made from vendors based in Canada. The Company had Canadian denominated cash (“Cdn”) of $1.8 million and a nominal amount of trade payables at September 30, 2014. The Company had Cdn of $3.1 million and a nominal amount of trade payables at December 31, 2013.

5. Fair Value of Financial Instruments

The estimate fair value of financial instruments is the amount at which the instrument could be exchanged currently between willing parties. The carrying amounts of the Company’s financial instruments, which include cash, trade receivables, deposits, accounts payable, accrued expenses, capital leases and notes payable approximate their fair values at September 30, 2014 and 2013, respectively, due to the short-term nature, maturities or nature of interest rates.

6. Trade Accounts Receivable

A detail of trade accounts receivable as of September 30, 2014 and December 31, 2013 are as follows (in thousands):

	September 30, 2014	December 31, 2013

Trade accounts receivable	$20,370	$10,431
Allowance for doubtful accounts	(1,384)	(1,384)
Receivables transferred	(141)	(766)
Trade accounts receivable, net	$18,845	$8,281

Trade accounts receivable are non-interest bearing and are generally received within 30-90 days. Bad debt expense was nil for the nine months ended September 30, 2014 and 2013. The Company analyzed receivables and determined that there were no collectability issues on trade accounts receivable balances in the current period.

As of September 30, 2014 and December 31, 2013, there remained a balance of $0.1 million and $0.8 million, respectively, in transferred receivables pursuant to the terms of the original agreement. The Company, from time to time, shall transfer to the third party certain of its accounts receivable payments on a non-recourse basis. For the three months ended September 30, 2014 and 2013, advancement payment of $0.2 million and $0.1 million was received by the Company. During the same period, $1.0 million and $0.9 million of receivables were transferred. For the nine months ended September 30, 2014 and 2013 advancement payment of $0.6 million and $0.2 million was received by the Company. During the same period, $4.8 million and $1.3 million of receivables was transferred. Concurrently, upon collection of these transferred receivables, payment will be made to the transferee.

7. Property and Equipment

A detail of the components of property and equipment as of September 30, 2014 and December 31, 2013 are as follows (in thousands):

	September 30, 2014	December 31, 2013

Telephone equipment	$44	$29
Computer hardware	491	431
Computer software	542	444
Furniture and office equipment	558	457
Medical equipment	9,209	6,218
Leasehold improvements	5,872	5,178
	16,716	12,757
Less accumulated depreciation	(8,759)	(7,924)
Property and equipment, net	$7,957	$4,833

8. Intangible Assets

Intangible assets as of September 30, 2014 and December 31, 2013 consist of the following (in thousands):

	September 30, 2014	December 31, 2013

Intangible assets	$14,249	$9,339
Accumulated amortization	(8,257)	(8,242)
Balance at end of year	$5,992	$1,097

The Company’s definite-lived intangible assets consist primarily of non-compete agreements, physician relationships, and an unfavorable lease, and are amortized over a life typically ranging from 15-20 years.

The Company’s indefinite-lived intangible assets consist primarily of Medicare licenses and trade names and have a carrying value of $2.3 million and $1.1 million at September 30, 2014 and December 31, 2013, respectively.

9. Goodwill

The following table provides information on changes in the carrying amount of goodwill, which is included in the accompanying consolidated balance sheets as of September 30, 2014 and December 31, 2013:

	September 30, 2014	December 31, 2013

Cost	$15,528	$15,528
January 2014 acquisition	701	-
First Nobilis formation	1,249	-
Accumulated impairment losses	(14,300)	(14,300)
Balance at end of year	$3,178	$1,228

The Company did not record any impairment charge for the nine months ended September 30, 2014 and 2013.

10. Notes Payable

Purchase of PFSD

In conjunction with the Company’s purchase of Palladium for Surgery – Dallas, Ltd. (“PFSD”), the Company entered into a promissory note with Dr. Donald Kramer, the Company’s Chief Executive Officer (“CEO”) for a principal amount of $2.1 million on January 1, 2011.

The note was amended in March 2012 and March 2013. The amended note bears interest at 5.25% per annum until January 2014, when the interest rate increased to 6.25% per annum. The principal amount and any accrued and unpaid interest is due on or before December 31, 2014. Interest payments are payable on a monthly basis. Outstanding interest payments have been paid as of the date of these financials. The note is included in the consolidated balance sheets as a short-term liability. The note had a principal balance of $1.4 million and $1.7 million as of September 30, 2014 and December 31, 2013, respectively.

11. Long-Term Debt

In November 2013, SNWM, a consolidated entity, entered into a promissory note with a financial institution. The agreement provides for a $0.9 million loan which matures in November 2018. The promissory note was utilized to finance the purchase of certain medical equipment, all of which serves as collateral against the note. The note bears interest at a rate of 5.5% per annum. The Company is not liable under the above mentioned promissory note. The note has a principal balance of $0.7 million as of September 30, 2014.

In January 2014, WIM, a consolidated entity, entered into a promissory note with a financial institution. The agreement provides for a $0.8 million loan which matures in February of 2021. The promissory note was utilized to finance the purchase of certain medical equipment which serves as collateral against the note. The note bears interest at a fixed rate of 3.65% per annum. Northstar is not liable under the above mentioned promissory note. The note has a principal balance of $0.7 million as of September 30, 2014.

Long-term debt balances are as follows (in thousands):

Amount

Long-term debt	$1,479
Less current portion	(104)
Long-term debt, net of current portion	$1,375

12. Capital Leases

Northstar and its subsidiaries hold various capital leases for medical equipment which contain bargain purchase options at the end of the lease terms. The remaining minimum capital lease obligations are as follows (in thousands):

Capitalized Leases

2014	$31
2015	124
2016	124
2017	98
2018	36
Thereafter	16
Total future commitment	429
Less amounts representing interest	(47)
Present value of commitment	$382

Depreciation of capital leases is included in depreciation expense in the accompanying consolidated statement of operations.

13. Operating Leases

Northstar and its subsidiaries occupy four ASCs and a corporate business space under operating lease agreements. The minimum rental commitments under non-cancellable operating leases are as follows (in thousands):

Operating Leases

2014	$549
2015	2,075
2016	2,128
2017	1,883
2018	1,720
Thereafter	5,648
Total future commitment	14,003
Less: minimum sublease income to be received	(665)
Total minimum rentals, net of sublease income	$14,003

Rent expense was $0.6 million and $0.4 million for the three months ended September 30, 2014 and 2013, respectively. Rent expense was $1.7 million and $1.0 million for the nine months ended September 30, 2014 and 2013, respectively.

14. Shareholders’ Equity

In total, the Company has issued 52,410,970 of its common shares. There is no par value assigned to our common shares.

In December 2013, the Company issued, through a private placement agreement, 5,862,500 Units, at a price of Cdn$0.80 per Unit. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant exercisable for one additional share at a price of Cdn$1.10. Through the private placement, the Company raised $4.1 million, as of December 31, 2013, net of offering costs of $0.3 million.

Of the $4.1 million raised capital, $2.7 million was provided in exchange for stock warrants and other financial instruments, resulting in a remaining $1.4 million which was recorded as an increase to share capital for the year ended December 31, 2013.

All of the outstanding stock warrants associated with the above mentioned private placement were exercised during the three months ended September 30, 2014

In August 2014, the Company elected to accelerate the expiry date of the common share purchase warrants originally issued by Northstar as part of its unit private placement completed on December 16, 2013. Each Warrant entitled the holder thereof to purchase one additional common share of Northstar at a price of Cdn$1.10. Northstar received total gross proceeds of Cdn$3,224,375 from the exercise.

In September 2014, the Company issued, through a private placement agreement, 5,568,400 Units, at a price of Cdn$1.30 per Unit. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant exercisable for one additional share at a price of Cdn$1.80. Through private placement, the Company raised $6.1 million, as of September 30, 2014, net of offering costs of $0.4 million.

Of the $6.1 million raised capital, $2.2 million was provided in exchange for stock warrants and other financial instruments, resulting in a remaining $3.9 million which was recorded as an increase to share capital for the nine months ended September 30, 2014.

15. Share Based Compensation

Restricted Share Unit Plan

During 2008, the BOD approved the adoption of an RSU Plan for employees. RSUs may be granted to employees of Northstar Acquisitions at the sole discretion of the BOD.

Subject to the BOD’s ability to accelerate the vesting of the RSUs if it determines circumstances so warrant, each RSU will generally vest in full on the third anniversary of the date of grant; provided that if there is a change of control of the Company prior to the vesting date of the RSUs and a participant is terminated (or resigns for good reason) within six months following such change of control, a pro rata portion of their unvested RSUs will vest up to the date of the change of control.

Upon vesting of his or her RSUs, a participant will be entitled to receive on the vesting date, at the discretion of the BOD either: (a) a lump sum cash payment equal to the number of RSUs multiplied by an average closing price of the common shares on the Toronto Stock Exchange on the redemption date, net of any applicable deductions and withholdings; or (b) that number of common shares equal to the number of RSUs credited to the participant’s RSU account, such common shares to be issued from treasury of the Company. The participant is to receive the benefit on, or as soon as practicable after, the vesting date, but in no event later than 90 days after the vesting date. Unlike share options, RSUs do not require the payment of any monetary consideration to the Company.

Whenever cash dividends are paid on the Company’s common shares, dividend equivalents in the form of additional RSUs will be credited to each Participant and will become part of his or her award under the RSU Plan. The RSUs representing dividend equivalents will vest and be paid at the same time and in the same manner as the RSUs to which the dividend equivalents pertain.

In the event of a Participant’s termination of employment, voluntary or by cause, with the Company prior to any vesting date, the Participant’s rights to any unvested RSUs will be immediately and irrevocably forfeited.

If the Participant’s employment with the Company terminates on account of death or disability or is terminated by the Company without cause prior to any vesting date, the Participant will become vested in a prorated portion of his or her unvested RSUs, based on the number of months that have elapsed in the then current vesting period as of the date of termination.

Share Option Plan

In April 2012, the BOD approved the adoption of a Share Option Plan for insiders, employees, and service providers. In May 2012, the Company’s shareholders approved the Share Option Plan, and in July 2012, the Toronto Stock Exchange approved the Share Option Plan. Share Options may be granted at the sole discretion of the BOD. The exercise price of an Option is determined by the BOD at the time of grant and shall not be less than the current market price. The term of each Option is determined by the BOD and shall not exceed 10 years.

If an Optionee shall cease to be a Participant for cause, no Option held by such Optionee shall be exercisable following the date on which such Optionee ceases to be a Participant. If an Optionee ceases to be a Participant for any reason other than for cause, any Option held by such Optionee at such time shall remain exercisable in full at any time, and in part from time to time, for a period of 90 days after the date on which the Optionee ceases to be a Participant.

If the Participant’s employment with the Company terminates on account of death, any option held by such Participant at the date of death shall be exercisable in whole or in part only by the person or persons to whom the rights of the Participant’s Options by will or laws of descent.

The maximum number of RSUs and share options that may be issued under the combined plans is equal to 20.0% of the Company’s issued and outstanding common shares.

The Company granted a total of 550,000 stock options during the three months ended September 30, 2014. All 550,000 granted options vest ratably over a two year period ending 2016.

The following table summarizes stock option activity for the nine months ended September 30, 2014 and 2013:

	Shares Underlying	Weighted-Average	Weighted-Average
	Options	Exercise Price	Remaining Life (years)

Outstanding at January 1, 2013	150,000	$0.21	0.1
Granted	1,175,000	$0.30	9.8
Exercised	(550,000)	$0.30	-
Forfeited	(150,000)	$0.21	-
Outstanding at September 30, 2013	625,000	$0.31	9.8

Exercisable at September 30, 2013	325,000	$0.31	9.8

Outstanding at January 1, 2014	700,000	$0.39	9.8
Granted	1,350,000	$1.21	9.9
Exercised	(600,000)	$0.30	-
Forfeited	-	$-	-
Outstanding at September 30, 2014	1,450,000	$1.20	9.8

Exercisable at September 30, 2014	100,000	$0.95	9.3

The total intrinsic value of stock options exercised during the nine months ended September 30, 2014 and 2013 was $0.6 million and nominal, respectively. The total intrinsic value for all in-the-money vested outstanding stock options during the nine months ended September 30, 2014 and 2013 was $0.2 million and nominal, respectively.

The Company recorded compensation expense of $0.3 million relative to stock options for the nine months ended September 30, 2014 and 2013.

The fair value of stock options used in recording compensation expense is computed using the Black-Scholes option pricing model. The table below shows the assumptions used in the model for options awarded during the nine months ended September 30, 2014.

Nine months ended
September 30, 2014

Expected price volatility	120% - 125%
Risk free interest rate	.02% - .03%
Expected annual dividend yield	0%
Expected option term (years)	10
Expected forfeiture rate	0%
Grant date fair value per share	$0.30 - $1.45

For stock options, the Company recognizes share-based compensation net of estimated forfeitures and revises the estimates in the subsequent periods if actual forfeitures differ from the estimates. Forfeiture rates are estimated based on historical experience as well as expected future behavior. As of September 30, 2014, the Company utilized a forfeiture rate of 0% based on a minimal number of stock option issuances, only one historical forfeiture and little to no anticipated turnover rate in those positions awarded with stock based compensation.

16. Employee Retirement Plan

Substantially all of our employees, upon qualification, are eligible to participate in our defined contribution 401(k) plan (the “Plan”). Under the Plan, employees may contribute a portion of their eligible compensation, and the Company matches such contributions annually up to a maximum percentage for participants actively employed, as defined by the Plan documents. Plan expenses were nominal for both the three months ended September 30, 2014 and 2013. Plan expenses were approximately $0.1 million for both the nine months ended September 30, 2014 and 2013. Such amounts are reflected in operating salaries and benefits in the accompanying consolidated statements of operations.

17. Earnings Per Share

Basic earnings per share

A detail of the Company’s EPS is as follows (in thousands except for share and per share amounts):

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Net income for the period	$1,222	$(338)	$953	$(1,606)

Issued common shares at beginning of period	43,411,318	36,817,590	42,729,547	36,451,689
Effect of investment in subsidiary	-	-	406,466	-
Effect of stock based compensation	184,783	-	264,835	-
Effect of stock warrants	753,567	-	253,949	-
Effect of private placement	242,104	-	81,589	-
Weighted average common shares at end of period	44,591,772	36,817,590	43,736,386	36,451,689

Basic EPS	$0.03	$(0.01)	$0.02	$(0.04)

Dilutive earnings per share

A detail of the Company’s dilutive EPS is as follows (in thousands except for share and per share amounts):

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Net income for the period	$1,222	$(338)	$953	$(1,606)

Weighted average common shares (basic)	44,591,772	36,817,590	43,736,386	36,451,689
Effect of stock based compensation	1,119,915	-	1,100,959	-
Weighted average common shares (diluted) at end of period	45,711,687	36,817,590	44,837,345	36,451,689

Dilutive EPS	$0.03	$(0.01)	$0.02	$(0.04)

18. Income Taxes

The following table shows the reconciliation between income tax expense reported in our consolidated statements of operations and comprehensive income and the income tax expense that would have resulted from applying the United States federal income tax rate of 35% to pre-tax income. Though the Company was incorporated in British Columbia, all of the Company’s subsidiaries are incorporated in the United States. Therefore, the Company reconciles the income before income taxes for U.S. tax purposes.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Income before income taxes	$3,892	$1,037	$7,725	$1,617

U.S. federal income tax rate	35%	35%	35%	35%

Expected U.S. federal income tax	1,362	363	2,704	566
Permanent differences	48	7	75	11
State income tax (net of federal benefit)	62	30	216	63
Valuation allowance	(542)	85	(546)	480
Non-controlling interests	(902)	(465)	(2,254)	(1,094)
Other	66	27	137	71
Total tax expense	94	47	332	97

Income earned from non-controlling interests relate to partnerships for which the partners incur income taxes and not the partnership itself. Northstar’s subsidiaries are Texas limited liability companies, treated as partnerships for U.S. federal income tax purposes, of which Northstar is responsible for its portion of income taxes based on Northstar’s ownership percentage in each partnership. Given that the rate reconciliation seen above begins with fully consolidated book income, the table includes a reconciling line item for income attributable to non-controlling interest in order to calculate the tax burden due only to Northstar.

The table below sets forth the tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities that are reported in our consolidated statements of financial position.

	Nine months ended	Year ended
	September 30, 2014	December 31, 2013
Deferred tax asset:
Goodwill	$18,768	$20,844
Intangibles	1,295	1,459
U.S. non-capital losses	13,559	12,398
Interest carry-forward	1,391	1,391
Non-capital losses	11,081	10,735
Allowance for bad debts	406	406
Reduction of carrying amount of deferred tax assets	(46,500)	(47,233)
Net future income tax asset	$-	$-

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deferred tax assets of $46.5 million.

The Company has Canadian non-capital losses of approximately $44.0 million which will begin to expire in 2028 and U.S. net operating losses of approximately $38.7 million which will begin to expire in 2030. On September 30, 2010 the Company issued 18,778,446 common shares to entities controlled by Donald Kramer resulting in a change of ownership greater than 50%. As a result, the U.S. net operating losses are limited by the Internal Revenue Code. In addition, the Company has approximately $4.0 million in interest carry-forwards that have no expiration date.

The Company recognizes uncertain tax positions taken or expected to be taken on tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of September 30, 2014 and 2013, no such uncertain income tax benefits were recognized.

19. Business Segment Information

For financial reporting purposes, the Company’s business lines are classified into one reportable business segment which includes the operation of hospitals, outpatient facilities and other various related health care businesses.

The Company operates in two geographical locations and operates only in the United States.

The Company reports segment information based on how the chief operating decision maker, along with other members of management, organize and utilize financial and operational data in determining how to allocate resources and assess performance.

Each of our operating regions and markets reports directly to our corporate officers and all major decisions, including capital resource allocations, are made at the consolidated level, not at the regional or market level.

20. Related Parties

In conjunction with the Company’s purchase of PFSD, the Company entered into a promissory note with the Company’s CEO, on January 1, 2011. The note had a principal balance of $1.4 million at September 30, 2014. The principal amount and any accrued and unpaid interest is due on or before December 31, 2014.

On June 25, 2013, the Company entered into a promissory note receivable with an executive employee of the Company for a principal amount of $0.2 million. The note bears interest at a rate of 5.5% per annum. The term provides that interest will be calculated at a daily rate and all accrued and unpaid interest shall be paid annually on the first day of July of each successive year. The unpaid principal balance together with all accrued but unpaid interest is due in full on or before June 30, 2017.

In 2013, the Company entered into a management and cost sharing agreement with Northstar Pain Management P.A. (“NSPM”). NSPM is owned by the Company’s CEO. Operation of NSPM is designed to support the Company’s marketing campaigns. As part of the management and cost sharing agreement, the Company provides comprehensive management services to NSPM. Expense incurred for management services to NSPM was $0.4 million and nil for the nine months ended September 30, 2014 and 2013, respectively.

Facility lease costs associated with operating leases of approximately $0.3 million and $0 were incurred with affiliated entities during the nine months ended September 30, 2014 and 2013, respectively.

The related party transactions mentioned above are measured at exchange amounts agreed upon by both parties.

21. Supplemental Cash Flow Information

The changes in non-cash working capital for the nine months ended September 30, 2014 and 2013 are comprised of the following (in thousands):

	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013

Trade accounts receivable	$(4,054)	$72
Medical supplies	(32)	(114)
Prepaids expenses and other current assets	(674)	14
Other long-term assets	(26)	(179)
Intangible assets	16	-
Trade accounts payable and accrued liabilities	(7)	1,404
Other current liabilities	(43)	-
Other long-term liabilities	-	(2)
Total	$(4,820)	$1,195

22. Professional and General Liability Insurance

At September 30, 2014, the Company has outstanding insurance policies with third party providers to meet all necessary insurance requirements for the Company and its Officers.

23. Litigation

The Company is involved in disputes or legal actions arising in the ordinary course of business. Management does not believe the outcome of such disputes or legal actions will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

For the three months ended September 30, 2014 and 2013, the Company recorded costs of $0.1 million and $0.4 million, respectively, in connection with various legal proceedings. For the nine months ended September 30, 2014 and 2013, the Company recorded costs of $0.7 million and $0.7 million, respectively, in connection with various legal proceedings.

24. Subsequent Events

On December 1, 2014, the Company completed its acquisition of Athas Health, LLC (“Athas”) for a total consideration of approximately $31.2 million (all $ denominations in US dollars). Athas is based in Dallas, TX and focuses on the marketing and delivery of specialized healthcare services in 7 states. The purchase price for Northstar to acquire all of the ownership interests in Athas was broken down as follows: $3.0 million in cash upon closing, the issuance of a promissory note by Northstar to the sellers for $12.0 million, the issuance at closing of 6,666,666 shares of Northstar common stock that are subject to a lock up of up to 2 years, and the issuance of an additional 4,666,666 shares of Northstar common stock issued over two years with half issued on the first anniversary of the closing and the second half issued on the second anniversary of the closing. Under the two year lock up period, the stock issued as part of the purchase price is subject to restrictions on transfer and may not be sold or pledged until the lock out period is released. After the purchase Chris Lloyd, Athas’ CEO, was named CEO of Nobilis.

We have evaluated subsequent events through December 16, 2014.

25. Approval of Financial Statements

The consolidated financial statements were approved by the BOD for issuance on December 16, 2014.

Item 14.             CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

                 None

Item 15.               FINANCIAL STATEMENTS AND EXHIBITS

            (a)             Financial Statements

            Our financial statements are stated in United States dollars and are prepared in accordance with US GAAP.

            The following financial statements and notes thereto are filed with and are incorporated by reference herein as part of this registration statement:

(i)              unaudited consolidated interim financial statements of the Company for the three months ended September 30, 2014, including: condensed interim consolidated statements of financial position, condensed interim consolidated statements of operations and comprehensive loss; condensed interim consolidated statements of cash flows, condensed interim consolidated statement of shareholders' deficiency and notes to the condensed interim consolidated financial statements. The unaudited consolidated interim financial statements of the company for the three months ended September 30, 2014 have been reviewed by an independent auditor;

(ii)             audited consolidated financial statements for the years ended December 31, 2013 and December 31, 2012, including: independent auditors' report by Calvetti, Ferguson & Wagner, P.C., consolidated statements of financial position, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, consolidated statements of changes in shareholders' deficiency, and notes to consolidated financial statements.

            (b)        Exhibits.

                          The exhibits listed below are filed as part of this registration statement.

3.	Articles of Incorporation
	3.1(1)	Certificate of Incorporation.
	3.2(1)	Notice of Articles.
	3.3(1)	Articles.

10.	Material Contracts
	10.1(1)	Sale and Repurchase Agreement between Northstar Healthcare Inc. and Northstar Healthcare Holding, Inc, dated May 17, 2007.
	10.2(1)	Employment Agreement between Northstar Healthcare Acquisitions and Donald Kramer, dated October 1, 2014
	10.3(1)	Second Amended and Restated Promissory Note between Northstar Healthcare Subco and Donald Kramer, dated March 6, 2013.
	10.4(1)	Promissory Note between Northstar Healthcare Acquisitions and Harry Fleming, dated June 30, 2013.
	10.5(1)	Employment Agreement between Northstar Healthcare Acquisitions and Harry Fleming, dated October 1, 2014.
	10.6(1)	Employment Agreement between Northstar Healthcare Acquisitions and Chris Lloyd, dated November 26, 2014.
	10.7(1)	Agency Agreement between Northstar Healthcare Inc. and PI Financial Corp. dated December 16, 2013.
	10.8(1)	Agency Agreement between Northstar Healthcare Inc. and PI Financial Corp. dated September 26, 2014.

10.9(1)	Master Agreement by and between First Surgical Partners Holdings, Inc. and Northstar Healthcare Inc. dated September 2, 2014.
10.10(1)	Amendment to Master Agreement by and between First Surgical Partners Holdings, Inc. and Northstar Healthcare Inc. dated September 2, 2014.
10.11(1)	Lease Agreement between Cole River Oaks, Ltd. and Northstar Healthcare, Inc.
10.12(1)	Assignment and Assumption of Base Year Medical Office Building between NHSC- Scottsdale, LLC and Brown Medical Center, Inc, dated January 8, 2014.
10.13(1)	Medical Office Building Lease Agreement between Southwest Professional Building, Ltd. and Microsurgery Institute LLC dated June 1, 2012
10.14(1)	Assignment and Assumptions of Lease between Microsurgery Institute LLC and Northstar Healthcare Inc. dated December 1, 2013
10.15(1)	Sublease between Northstar Healthcare Inc. and NHS ASC- Dallas, LLC dated December 1, 2013
10.16(1)	Retail Lease Bissonnett Shopping Center, Suite 4811 4803-B Bissonnet, Houston, Texas 77401 between Lenox Hill Holdings, Ltd. and First Street Surgical Center dated January 2005
10.17(1)	First Amendment to Lease between Lenox Hill Holdings, Ltd. and First Street Surgical Center dated August 25, 2010
10.18(1)	Second Amendment to Lease between Lenox Hill Holdings, Ltd. and First Street Surgical Center dated February 1, 2012
10.19(1)	Second Amendment to Lease between Lenox Hill Holdings, Ltd. and First Street Surgical Center dated November 29, 2013
10.20(1)	Assignment of Lease between First Street Surgical Center and First Nobilis, LLC date September 29, 2014
10.21(1)	Building Lease between First Street Holdings, Ltd. and First Street Hospital LP dated September 17, 2006
10.22(1)	Second Amendment to Lease Agreement First Street Holdings, Ltd. and First Street Hospital LP dated December 1, 2013
10.23(1)	Assignment of Lease between First Street Hospital LP and First Nobilis, LLC date September 29, 2014
10.24(1)	Lease Agreement between Lenox Hill Holdings, Ltd. and First Street Hospital, LP dated December 1, 2103
10.25(1)	Assignment of Lease between First Street Hospital LP and First Nobilis, LLC date September 29, 2014
10.26(1)	Building Lease between Islington, Ltd. and First Street Surgical Center, LP dated April 1, 2013
10.27(1)	First Amendment to Lease between First Street Holdings, Ltd. and First Street Surgical Center, LP dated April 1, 2013
10.28(1)	Second Amendment to Lease between First Street Holdings, Ltd. and First Street Surgical Center, LP dated December 1, 2013
10.29(1)	Assignment of Lease between First Street Surgical Center, LP and First Nobilis, LLC date September 29, 2014
10.30(1)	Office Space lease between Texas Institute for Eyes, LLC and North American Spine, LLC dated August 5, 2009
10.31(1)	First Amendment to Office Space lease between Texas Institute for Eyes, LLC and North American Spine, LLC dated June 22, 2010
10.32(1)	Second Amendment to Office Space lease between Texas Institute for Eyes, LLC and North American Spine, LLC dated October 7, 2010
10.33(1)	Third Amendment to Office Space lease between Texas Institute for Eyes, LLC and North American Spine, LLC dated June 30, 2011
10.34(1)	Membership Interest Purchase Agreement between Northstar Healthcare Subco, LLC, Northstar Healthcare Inc., Athas Health, LLC and the Individual Seller Parties dated November 26, 2014

10.35(1)	Security Agreement dated November 26, 2014
10.36(1)	Secured Promissory Note dated November 26, 2014
10.37(1)	Registration of Rights Agreement dated November 26, 2014
10.38(1)	NHC ASC – Dallas, LLC Company Agreement
10.39(1)	Third Amended and Restated Agreement of Limited Partnership of Medical Ambulatory Surgical Suite, LP
10.40(1)	Credit Agreement between Northstar Healthcare Surgery Center- Houston, LLC and Compass Bank
10.41(2)	First Amended Employment Agreementbetween Northstar Healthcare Acquisitions and Harry Fleming, dated October 1, 2014
10.42(2)	Confidential Executive Transition Agreement between Northstar Healthcare Acquisitions and Donald Kramer, dated December 1, 2014
10.43(2)	Employment Agreement between Northstar Healthcare Acquisitions and Andy Chen, dated August 1, 2014.

15.	Consents

	15.1*	Consent of Calvetti Ferguson P.C.

99.	Additional Exhibits

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

* filed herewith
(1)        Incorporated by reference to our Form 10, Registration of Securities filed on December 23, 2014
(2)        Incorporated by reference to our Form 10/A, Registration of Securities filed on January 29, 2015

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NOBILIS HEALTH CORP.
(Registrant)

Dated: February 25, 2015	/s/ Harry Fleming
Harry Fleming
President and Director
(Principal Executive Officer)

Dated: February 25, 2015	/s/Andy Chen
Andy Chen
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: February 25, 2015	/s/ Donald Kramer
Donald Kramer, M.D.
Chairman of Board of Directors

Dated: February 25, 2015	/s/ Harry Fleming
Harry Fleming
Director

Dated: February 25, 2015	/s/ Thomas Foster
Thomas O. Foster, III
Director